As filed with the Securities and Exchange Commission on March 29, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

APPLIED MOLECULAR TRANSPORT INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	81-4481426
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Tower Place, Suite 850

South San Francisco, California 94080

650-392-0420

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tahir Mahmood, Ph.D.

Chief Executive Officer

Applied Molecular Transport Inc.

1 Tower Place, Suite 850

South San Francisco, California 94080

650-392-0420

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth A. Clark Tony Jeffries Michael E. Coke Christina L. Poulsen Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 650-493-9300	Kristin VanderPas Charles S. Kim Dave Peinsipp Denny Won Cooley LLP 101 California Street San Francisco, California 94111 415-693-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value	2,875,000	$49.55	$142,456,250	$15,542

(1)	The proposed maximum aggregate offering price includes the offering price of 375,000 additional shares that the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the maximum price per share and the maximum aggregate offering price are based on the average of the $52.13 (high) and $46.97 (low) sale price of the registrant’s common stock as reported on The Nasdaq Global Select Market on March 25, 2021, which date is within five business days prior to filing this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 29, 2021

2,500,000 Shares

Common Stock

We are offering 2,500,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “AMTI.” On March 26, 2021, the last reported sale price of our common stock on the Nasdaq Global Select Market was $49.20 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See the section titled “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters an option for a period of 30 days to purchase an additional 375,000 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $             and the total proceeds to us, before expenses, will be $            .

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about            , 2021.

BofA Securities	Jefferies	SVB Leerink

The date of this prospectus is                , 2021.

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Applied Molecular Transport,” “AMT,” or “the Company” refer to Applied Molecular Transport Inc. See the section titled “Glossary” for certain definitions of key scientific, technical, and other terms used in this prospectus.

Overview

We are a clinical-stage biopharmaceutical company leveraging our proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. Our proprietary technology platform allows us to exploit existing natural cellular trafficking pathways to facilitate the active transport of diverse therapeutic payloads across the intestinal epithelium (IE) barrier. Active transport is an efficient mechanism that uses the cell’s own machinery to transport materials across the IE barrier. We believe that our ability to exploit this mechanism is a key differentiator of our approach. We are developing oral biologic product candidates in patient-friendly dosage forms that are designed for either targeting local gastrointestinal (GI) tissue or entering systemic circulation to precisely address the relevant biology of a disease. We are building a portfolio of oral product candidates based on our technology platform including our most advanced product candidate, AMT-101, a GI-selective oral fusion of interleukin 10 (IL-10) and our proprietary carrier molecule that has completed a Phase 1b clinical trial in patients with ulcerative colitis (UC). We have initiated Phase 2 clinical trials of AMT-101 in UC and related inflammatory indications. Our second product candidate, AMT-126, is a GI-selective oral fusion of interleukin 22 (IL-22) and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. We submitted a clinical trial application (CTA) for AMT-126 in December 2020 and began dosing healthy volunteers in a Phase 1a clinical trial for AMT-126 in February 2021. Our technology platform enables us to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and ribonucleic acid (RNA) therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Our most advanced product candidate, AMT-101, is a GI-selective, oral fusion of recombinant human (rh) IL-10 and our proprietary carrier molecule that has been designed for active transport across the IE barrier into local GI tissue. IL-10 is a potent immunomodulatory cytokine that is known to be the master regulator of immune homeostasis, including within GI mucosal tissue. While previous clinical trials conducted by others in the field with systemic IL-10 demonstrated efficacy in UC and Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier, but not enter the bloodstream, which we believe may offer significant efficacy and safety benefits compared to systemic IL-10 administration.

We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue. In our Phase 1b clinical trial, after 14 days of treatment, UC patients treated with AMT-101 showed trends of improvement in objective disease markers such as fecal calprotectin and histopathologic scores. We also observed that, in addition to impacting local disease markers, AMT-101 was also able to show trends to improvement in systemic markers of inflammation, such as C-reactive protein (CRP). Importantly, in our Phase 1a clinical trial in healthy volunteers and our Phase 1b clinical trial in patients with UC, no serious adverse events were observed with only negligible levels of AMT-101 detected in systemic circulation.

As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used, as a monotherapy or in combination with other therapeutic agents, in biologic-naïve moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. There is a heightened medical need for oral non-systemic, locally-acting immunomodulators that are distinct from systemic immuno-suppressive drugs. Therefore, we have initiated a broad Phase 2 clinical program for AMT-101 including having dosed patients in our LOMBARD Phase 2 clinical trial as a monotherapy for moderate to severe UC patients. Recent evidence is emerging that UC patients who respond poorly or are no longer responding to anti-tumor necrosis factor alpha (anti-TNFa) therapy have low levels of endogenous tissue levels of IL-10. Based on the safety profile of AMT-101 observed to date, we have initiated the MARKET Phase 2 clinical trial as we believe it may be used in combination with other therapies that are both approved and in development. We have also initiated and dosed patients in the FILLMORE Phase 2 clinical trial as a monotherapy in patients with chronic pouchitis. Finally, based on the observation that AMT-101 can impact systemic markers of inflammation, we have initiated and dosed patients in the CASTRO Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with active rheumatoid arthritis (RA) who have had an inadequate response to anti-TNFa monotherapy.

Our second product candidate, AMT-126, is a GI-selective oral fusion of IL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. IL-22 is a cytokine that repairs functional and structural defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the intestinal tissue, thereby repairing the IE barrier and supporting mucosal healing, potentially translating into clinically meaningful improvements in a broad range of GI-focused, peripheral inflammatory and other diseases. While previous clinical trials conducted by others in the field with systemic rhIL-22 demonstrated efficacy in UC, significant toxicities associated with systemic administration have been observed. We have designed AMT-126 to cross the IE barrier, but not enter the bloodstream, which we believe may offer significant efficacy and safety benefits compared to systemic rhIL-22 administration. We submitted a CTA for AMT-126 in December 2020 and began dosing healthy volunteers in a Phase 1a clinical trial in February 2021.

The global biologic therapeutics market has been estimated to be approximately $230.0 billion per year across numerous indications and targets. While our initial focus is on developing novel, oral biologic therapeutics to treat severe autoimmune, inflammatory, and metabolic diseases, any disease that can be treated with a biologic therapeutic is conceivably a candidate for our technology. In many diseases, oral administration of GI-selective biologics may confer inherent advantages over systemic dosing based on the premise that the gut is the primary site of convergence of several core biology axes. At least 70% of the body’s immune system resides in the gut so oral administration provides direct access to key pathways of mucosal immunology. Furthermore, the oral route provides access to the gut-brain and gut-endocrine axes. Our objective is to maximize the value of the technology by continuing to develop a pipeline of novel, differentiated products against well-established and clinically-validated targets in sizable markets where our technology can improve safety and efficacy in addition to offering a patient-friendly oral form.

Our Pipeline and Research Programs

We are leveraging our proprietary technology platform to design and develop a pipeline of oral biologic product candidates with differentiated profiles designed to address autoimmune, inflammatory, metabolic, and other diseases, as shown below. We own intellectual property rights to our technology platform and hold worldwide rights to all of our product candidates.

AMT-101

AMT-101 is a GI-selective, oral fusion of rhIL-10 and our proprietary carrier molecule. We have completed a Phase 1b clinical trial of AMT-101 in UC. IL-10 is an immunomodulatory cytokine that is known to be the master regulator of GI mucosal homeostasis. While previous clinical trials conducted by others in the field with systemic rhIL-10 demonstrated efficacy in Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier while not entering the bloodstream, thereby focusing the drug directly at the site of action of the underlying biology of the disease in the GI tissue and, therefore, potentially avoiding the side effects observed with systemic administration.

In a Phase 1a clinical trial in healthy volunteers, AMT-101 was well tolerated without the previous toxicities typically associated with IL-10 systemic administration. In a Phase 1b clinical trial in patients with UC, after 14 days of treatment, reductions in objective disease markers of intestinal inflammation such as fecal calprotectin and histopathologic scores were observed, suggesting that the patients experienced a rapid clinical response. The localization of AMT-101 in the gut has been further demonstrated in non-human primate (NHP) studies where oral AMT-101 administration was shown to induce a systemic pharmacodynamic response with only negligible levels of AMT-101 detected in systemic circulation.

By design, AMT-101 is actively transported through the IE barrier into the GI tissue, the primary site of inflammation in UC, a disease with approximately 2.2 to 2.4 million patients in the United States and Europe according to a 2014 report. As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used in biologic-naïve moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. The FDA has cleared our IND application for oral AMT-101 for the treatment of patients with moderate to severely active UC. We have initiated a broad Phase 2 global clinical program for AMT-101 including having dosed patients in our LOMBARD Phase 2 clinical trial as a monotherapy for moderate to severe UC patients. In addition, since AMT-101 is a non-systemic, non-immunosuppressive immunomodulator, we believe AMT-101 could provide benefit when used in combination with existing marketed products to improve clinical response and induction of clinical remission. Therefore, we have initiated the MARKET Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with moderately to severely active UC. We have also initiated and dosed patients in our FILLMORE Phase 2 clinical trial as a monotherapy in patients with chronic pouchitis. Finally, based on the observation that AMT-101 can impact systemic markers of inflammation, we have initiated and dosed patients in our CASTRO Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with active RA who have had an inadequate response to anti-TNFa monotherapy. We anticipate top-line data readouts for our Phase 2 clinical trials beginning in the second half of 2021 and into 2022.

AMT-126

AMT-126 is a GI-selective oral fusion of rhIL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system.

IL-22 is a cytokine that repairs functional and structural defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the intestinal tissue, thereby repairing the IE barrier and supporting mucosal healing, potentially translating into clinically meaningful improvements in a broad range of GI-focused, peripheral inflammatory and other diseases. We believe that our GI-selective AMT-126 may be safer than systemically administered treatments, because AMT-126 is designed to not enter a patient’s bloodstream, therefore avoiding the potential side effects observed with other previously systemically administered rhIL-22 candidates.

In preclinical development, AMT-126 demonstrated activity in animal models of intestinal inflammation, as well as the induction of markers associated with the repair of IE barrier function defects. The localization of AMT-126 in GI tissue has been further demonstrated in several preclinical studies. Despite being localized to the GI tissue, we have observed in animal models that AMT-126 can also impact systemic markers of inflammation.

By targeting AMT-126 to the IE barrier, we believe our therapy may translate to clinically meaningful reductions in disease activity. As a locally targeted, GI-selective biologic therapeutic, AMT-126 has the potential to address IE barrier function defects linked to a wide array of diseases, including celiac disease, a disease with no approved therapies, UC, Graft-versus-Host Disease (GVHD), and a number of peripheral diseases secondary to GI dysfunction, such as psoriatic arthritis (PsA) and other spondyloarthropathies (SpA). We submitted a CTA for AMT-126 and are conducting a Phase 1 clinical program similar to that which we conducted with AMT-101 including a Phase 1a single ascending dose in healthy volunteers, which we began dosing in February 2021, followed by a Phase 1b clinical trial in patients with a certain disease associated with intestinal barrier defects. Topline oral AMT-126 Phase 1a/b data in healthy volunteers and patients are anticipated in 2022.

Research Programs

Our technology platform is enabling the generation of a pipeline of earlier-stage product candidates spanning multiple therapeutic areas that can either be targeted to GI tissue or released into blood for broader systemic exposure. While our most advanced product candidates, AMT-101 and AMT-126, are novel, oral biologic therapeutics to treat autoimmune and inflammatory diseases, any disease which can be treated with a biologic therapeutic is conceivably a candidate for our technology. Our research programs are focused on expanding into indications with high unmet medical needs and sizable potential, including other gastroenterological and metabolic diseases. We believe these programs demonstrate the applicability of our technology platform across a wide range of biological therapeutics and diseases.

We are working on several, and what we believe are promising, research-stage peptides, proteins, and antibodies including: an oral GI-selective construct of glucagon-like peptide 2 (GLP-2) for gastroenterological indications, such as short bowel syndrome (SBS); an oral glucagon-like peptide 1 (GLP-1) for local GI and systemic exposure to treat metabolic diseases and other disorders; oral antibody constructs for multiple indications; and an oral human growth hormone (hGH) for growth hormone deficiency and related indications.

Our Strategy

Our goal is to transform the biopharmaceuticals landscape by developing novel, targeted oral biologic product candidates that have enhanced efficacy and safety profiles and are more patient-friendly compared to current injection or IV infusion therapies. We believe that our technology platform has the ability to generate products with differentiated product profiles that have significant potential to treat acute and chronic diseases with substantial unmet medical needs. We have prioritized our development efforts based on our assessment of the probability of clinical and regulatory success, unmet medical need, and potential market opportunity.

The key tenets of our business strategy to achieve our goal are as follows:

•

Advance oral AMT-101 through clinical development across multiple indications. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue and only negligible levels of AMT-101 have been detected in blood by design. We have observed a pharmacodynamic response in the GI tissue and importantly, no serious adverse events. In addition to the local tissue response, we have also observed clinical response in blood, suggesting that AMT-101 has the potential to be used for local and peripheral inflammatory and immune disorders. We have initiated Phase 2 clinical trials with AMT-101 in UC as well as other inflammatory diseases.

•

Advance our second product candidate, oral AMT-126, through clinical development. Oral AMT-126 is designed to act in local GI tissue and repair defects in the IE barrier caused by the activation of the innate immune system. In preclinical studies, oral AMT-126 has shown activity in relevant animal models of diseases arising from IE barrier function defects. We submitted a CTA for AMT-126 and initiated a Phase 1a clinical trial for AMT-126 in February 2021.

•

Continue to expand our pipeline of novel, differentiated, oral biologic product candidates to maximize the full potential of our technology platform. We plan to expand our pipeline of novel, differentiated, oral biologic therapeutics. We believe our technology platform has the potential to target therapeutics to local GI tissue or to enter into systemic circulation, to precisely address the underlying disease biology. To this end, we have designed and continue to develop oral biologic product candidates that leverage the multitude of diverse biological targets expressed in the GI tissue. These therapeutic targets have broad impact across multiple therapeutic areas such as immunology, metabolic, and central nervous system diseases. A current example of programs targeted to GI tissue includes GLP-2 and we continue to evaluate other new product opportunities. In addition, we are also developing product candidates where we engineer therapeutic proteins and peptides such as hGH and GLP-1 to enter into systemic circulation. By continuing to strengthen and expand our pipeline of oral biologic product candidates, we believe we can potentially address unmet medical needs in ways the current generation of therapeutic modalities cannot.

•

Expand technology platform capabilities. Based on our fundamental understanding of epithelial biology and protein engineering, we are able to build on our existing core technology platform to broaden its applications. For example, we are developing novel approaches to engineer constructs that comprise our proprietary carrier system and oligonucleotides (e.g., RNA therapeutics) for intracellular targeting. We are also expanding our capabilities in broad antibody engineering formats, including antigen-binding fragment (Fab) and single-chain variable fragment (scFv) constructs, where antagonist strategies are required. In addition, our pharmaceutical engineering expertise enables the rapid development of advanced dosage forms, including tablets that release drugs along specific segments of the intestinal tract to target certain disease pathologies. We are investing to further innovate and expand our technology platform and development capabilities into new areas of epithelial biology transport and establish new avenues for therapeutics.

•

Evaluate and selectively enter into strategic partnerships to maximize the potential of our pipeline and our technology platform. Although we hold worldwide rights to all of our product candidates, given our technology platform’s potential to generate novel oral biologic product candidates addressing a wide variety of therapeutic areas, we may opportunistically enter into strategic partnerships around certain targets, product candidates, or disease areas. These collaborations could help expand and accelerate our programs to maximize their worldwide market potential and expand our technology platform’s capabilities.

Our Team

We are led by a management team with substantial scientific, drug development, and commercialization experience across relevant disciplines including epithelial biology, immunology, gastroenterology, hepatology, clinical development, protein science and engineering, translational science and biomarker development, peptide chemistry, formulation development, manufacturing, and quality. Our executives have held successful and diverse roles leading research, clinical development, strategy, corporate development and operational functions at large biopharmaceutical companies, venture-backed start-ups, public biotechnology companies, and academia having worked at companies such as Genentech, Inc. (now a member of Roche Holding Ltd.), Amgen Inc., Novartis AG, Eli Lilly and Co., Gilead Sciences, Inc., Biomarin Pharmaceutical Inc., Boehringer Ingelheim International GmbH, Kythera Biopharmaceuticals, Inc., NGM Biopharmaceuticals Inc., Protagonist Therapeutics, Inc., and Affymax, Inc. We were founded by our Chief Executive Officer, Tahir Mahmood, Ph.D., and our Chief Scientific Officer, Randall Mrsny, Ph.D., who have extensive backgrounds in epithelial biology, biopharmaceutical technologies, and delivery of pharmaceutical products. Members of our leadership team have been involved in the discovery, development, manufacturing and commercialization of multiple marketed products across various therapeutic areas, including Activase, Aldurazyme, Atripla, Complera, Enbrel, Entyvio, Harvoni, Jyseleca, Kogenate, Kybella, Naglazyme, Neulasta, Nutropin, Parsabiv, Prolia/Xgeva, Pulmozyme, Sovaldi, Udenyca, Veltassa, and Xolair, as well as product candidates currently in registration or development. Our leadership is complemented by a team of researchers and biologics development experts, the majority of whom hold Ph.D., M.D., or other graduate degrees.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	We are early in our development efforts, have a limited operating history, and no products approved for commercial sale.

•	We have incurred significant net losses in each period since inception, and we expect to continue to incur net losses for the foreseeable future.

•	We will need to obtain substantial additional capital to finance our operations.

•	We may not be successful in our efforts to use and expand our technology platform to build a pipeline of oral biologic product candidates.

•	The novel coronavirus (COVID-19) pandemic or other future pandemics could adversely impact our business, including our ongoing and planned clinical trials and preclinical studies.

•

Research and development related to novel biological therapeutics is inherently risky and our business is heavily dependent on the successful development of our product candidates, which are in preclinical and the early stages of clinical development.

•	Our clinical trials may fail to demonstrate evidence of the safety and efficacy of our product candidates which would prevent, delay, or limit the scope of regulatory approval and commercialization.

•	We may be unable to obtain U.S. or foreign regulatory approval for our product candidates and, as a result, may be unable to commercialize our product candidates.

•	Our success depends on our ability to protect our intellectual property as well as operate without infringing on the rights of third parties.

•

We are highly dependent on our key personnel and if we are not successful in attracting, motivating, and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

•

We have previously identified material weaknesses in our internal control over financial reporting and if we are unable to maintain effective internal controls or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations.

•	Our principal stockholders and management own a significant percentage of our stock and can exert significant control over matters subject to stockholder approval.

Recent Developments

The following are recent developments to our business and the clinical development of our most advanced candidates, AMT-101 and AMT-126, since our initial public offering in June 2020:

•	completed a successful Phase 1a/b clinical trial for oral AMT-101 in healthy volunteers and UC patients;

•

dosed the first patient in the LOMBARD Phase 2 monotherapy trial evaluating the efficacy and safety of oral AMT-101 in patients with moderate to severe UC in August 2020 and also initiated the following Phase 2 clinical trials for AMT-101:

¡	MARKET clinical trial of oral AMT-101 in combination with anti-TNFa, in biologic-naïve, moderate to severe UC patients;

¡	FILLMORE clinical trial of oral AMT-101 for the treatment of pouchitis; and

¡	CASTRO clinical trial of oral AMT-101 in combination with anti-TNFa for the treatment of rheumatoid arthritis;

•	dosed the first patient in a single ascending dose Phase 1a clinical trial of oral AMT-126 evaluating the safety, tolerability, pharmacodynamics and pharmacokinetics of AMT-126 in healthy volunteers;

•	successfully manufactured AMT-101 and AMT-126 clinical biologic drug supply at our internal GMP manufacturing facility;

•

hired Douglas Rich as our Chief Technical Officer to provide leadership responsibilities for all process development, manufacturing, CMC and formulation activities, including quality and supply chain responsibilities; and

•	hired Earl Douglas as our General Counsel.

Our Initial Public Offering (IPO)

In June 2020, we issued and sold 12,650,000 shares of common stock at a public offering price of $14.00 per share in our IPO, including 1,650,000 shares sold pursuant to the underwriters’ full exercise of their option to purchase additional shares. We received aggregate net proceeds from the offering of approximately $160.6 million.

Corporate Information

Applied Molecular Transport, LLC was initially formed as a limited liability company in Delaware in September 2010. In November 2016, Applied Molecular Transport, LLC became a wholly owned subsidiary of Applied Molecular Transport Inc., a corporation incorporated on November 21, 2016 in Delaware, and in September 2018, Applied Molecular Transport, LLC was merged into Applied Molecular Transport Inc. under the name Applied Molecular Transport Inc.

Our office is located at 1 Tower Place, Suite 850, South San Francisco, California 94080. Our telephone number is 650-392-0420. Our website address is https://www.appliedmt.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

We use Applied Molecular Transport, the Applied Molecular Transport logo, and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). We will remain an emerging growth company until the earliest to occur of: (i) December 31, 2025, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

As a result of this status, we elected to take advantage of reduced reporting requirements in the registration of which this prospectus forms a part and may elect to take advantage of other reduced reporting requirements in our future filings with the Securities and Exchange Commission (SEC). In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

The Offering

Common stock offered by us	2,500,000 shares.

Common stock to be outstanding immediately after this offering	37,621,360 shares (or 37,996,360 shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares	We have granted the underwriters an option excercisable for a period of 30 days to purchase up to 375,000 additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $114.9 million, or approximately $132.2 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, and investments, to fund Phase 2 clinical trials for AMT-101, to fund Phase 1 clinical trials for AMT-126, and for our research programs, working capital, and other general corporate purposes. See the section titled “Use of Proceeds” for more information.

Risk factors	See the section titled “Risk Factors” and other information for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Select Market trading symbol	“AMTI”

The number of shares of our common stock to be outstanding after this offering is based on the 35,121,360 shares of our common stock outstanding as of December 31, 2020 and excludes the following:

•	3,506,599 shares of common stock issuable upon exercise of options outstanding as of December 31, 2020, at a weighted-average exercise price of $6.27 per share;

•	1,079,400 shares of common stock issuable upon exercise of options granted after December 31, 2020, at a weighted-average exercise price of $53.80 per share;

•

3,369,246 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan (2020 Plan) as of December 31, 2020 as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

314,006 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan (ESPP) as of December 31, 2020 as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of the outstanding options described above; and

•	no exercise by the underwriters of their option to purchase 375,000 additional shares of common stock from us in this offering.

Summary Financial Data

The following tables summarize our historical financial data for the periods and as of the dates indicated. We derived the summary statements of operations and comprehensive loss data for the years ended December 31, 2020 and December 31, 2019 from our audited financial statements included elsewhere in this prospectus. We have derived the summary balance sheet data as of December 31, 2020 from our financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary financial data in conjunction with our financial statements and related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2019	2020
	(in thousands except share and per share amounts)
Statements of Operations and Comprehensive Loss Data
Operating expenses:
Research and development	$24,316	$53,936
General and administrative	3,974	12,746

Total operating expenses	28,290	66,682

Loss from operations	(28,290)	(66,682)
Interest income, net	273	229
Other expense, net	(26)	(111)

Net loss(1)	$(28,043)	$(66,564)

Net loss per share, basic and diluted(1)	$(3.81)	$(2.91)

Weighted-average shares of common stock outstanding, basic and diluted	7,360,738	22,878,325

Comprehensive loss:
Net loss	$(28,043)	$(66,564)
Other comprehensive income (loss):
Net unrealized gains on investments	13	33
Amounts recognized for net realized gain included in net loss	—	(19)

Total comprehensive loss	$(28,030)	$(66,550)

(1)

See Note 9 to our financial statements as of and for the years ended December 31, 2020 and December 31, 2019, included elsewhere in this prospectus for an explanation of the method used to calculate historical and pro forma net loss per share, basic and diluted, and the weighted-average number of shares of common stock used in the computation of the per share amounts.

	As of December 31, 2020
	Actual	As Adjusted(1)(2)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and investments	$129,869	$244,739
Working capital(3)	123,839	238,709
Total assets	140,183	255,053
Current liabilities	7,662	7,662
Total liabilities	8,510	8,510
Accumulated deficit	(139,358)	(139,358)
Total stockholders’ equity	131,673	246,543

(1)

The as adjusted balance sheet data in the table above reflects adjustments for the sale and issuance by us of shares of our common stock in this offering, at an assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

Each $1.00 increase or decrease in the assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021, would increase or decrease, as applicable, each of our as adjusted cash, cash equivalents, and investments, working capital, total assets and total stockholders’ equity by $2.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our as adjusted cash, cash equivalents, and investments, working capital, total assets and total stockholders’ equity by approximately $46.2 million, assuming the public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

We define working capital as current assets less current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock.

Risks Related to Our Business, Financial Condition, and Capital Requirements

We are early in our development efforts, have a limited operating history and have no products approved for commercial sale, which makes it difficult to evaluate our current business and predict our future success and viability.

We are an early clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects.

We have no products approved for commercial sale and have not generated any revenue from product sales. We are developing a novel technology platform which is an unproven and highly uncertain undertaking and involves a substantial degree of risk. While we have begun Phase 2 clinical trials for our most advanced product candidate, AMT-101, a GI-selective oral fusion of IL-10 and have initiated a Phase 1 clinical trial of AMT-126 in February 2021, we have not initiated clinical trials for any of our other product candidates. To date, we have not obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third-party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company makes any assessment of our future success and viability subject to significant uncertainty.

We will encounter expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant net losses in each period since inception, and we expect to continue to incur net losses for the foreseeable future.

We have incurred net losses in each reporting period since our inception, including net losses of $66.6 million for the year ended December 31, 2020 and $28.0 million for the year ended December 31, 2019. As of December 31, 2020, we had an accumulated deficit of $139.4 million.

We have invested significant financial resources in research and development activities, including for our preclinical and clinical product candidates. We have not generated any revenue from product sales to date and we do not expect to generate revenue from product sales for several years, if at all. The amount of our future net losses will depend, in part, on the level of our future expenditures and revenue. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

We expect to continue to incur significant expenses and increasingly higher operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and discovery activities;

•	continue the development of our proprietary technology platform;

•	progress our current and any future product candidates through preclinical and clinical development;

•	initiate and conduct additional preclinical, clinical, or other studies for our product candidates;

•	work with our contract development and manufacturing organizations (CDMOs) to manufacture our product candidates for our clinical trials;

•	continue to establish and operate a manufacturing facility;

•	change or add additional contract manufacturers or suppliers;

•	seek regulatory approvals and marketing authorizations for our product candidates;

•	establish sales, marketing, and distribution infrastructure to commercialize any products for which we obtain approval;

•	take steps to seek protection of our intellectual property and defend our intellectual property against challenges from third parties;

•	obtain, expand, maintain, protect, and enforce our intellectual property portfolio;

•	pursue any licensing or collaboration opportunities;

•	attract, hire, and retain qualified personnel including clinical, scientific, management, and administrative personnel;

•	provide additional internal infrastructure to support our continued research and development operations and any planned commercialization efforts in the future;

•	experience any delays or encounter other issues related to our operations;

•	implement operations, financial, and management information systems;

•	meet the requirements and demands of being a public company; and

•	defend against any product liability claims or other lawsuits related to our products.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity, working capital, and our ability to fund our development efforts and achieve and maintain profitability. In any particular period, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

We have historically financed our operations primarily through private placements of our convertible preferred stock and the sale of common stock in our IPO. We may seek to raise capital through debt financings, private or public convertible debt financings, private or public equity financings, license agreements, collaborative agreements or other arrangements with other companies, or other sources of financing. There can be no assurance that such financing will be available or will be at terms acceptable to us. If adequate funds are not available, we may be required to reduce operating expenses, delay or reduce the scope of our development efforts, obtain funds through arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise seek to develop or commercialize ourselves, or cease operations.

Developing biologic therapeutics is a highly uncertain undertaking and involves a substantial degree of risk.

We have no products approved for commercial sale. To obtain revenue from the sales of our products that are significant or large enough to achieve profitability, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing, and marketing approved products with significant commercial success. Our ability to generate revenue and achieve profitability depends on many factors, including:

•	initiating, enrolling patients in and completing clinical trials of product candidates on a timely basis;

•	completing research and preclinical and clinical development of our product candidates;

•	obtaining specialty raw materials for use in production of our product candidates;

•	obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development and clinical trials;

•	satisfying any post-marketing approval commitments required by applicable regulatory authorities;

•

developing a sustainable, consistent, time-sensitive, and scalable manufacturing process for our product candidates, either by ourselves or with third-party manufacturers, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand of our products;

•	identifying, assessing, acquiring, and/or developing new product candidates or technologies;

•	launching and successfully commercializing products for which we have obtained regulatory and marketing approval by establishing a sales, marketing, and distribution infrastructure;

•	obtaining and maintaining an adequate price for our products, both in the United States and in foreign countries where our products are commercialized;

•	obtaining coverage and adequate reimbursement for our products from payors and patients’ willingness to pay in the absence of such coverage and adequate reimbursement;

•	obtaining market, patient, and medical community acceptance of our products as viable treatment options;

•	addressing any competing technological and market developments;

•	obtaining additional funding to develop, and potentially manufacture and commercialize our product candidates;

•	maintaining, protecting, expanding, and enforcing our portfolio of intellectual property rights, including patents, trade secrets, and know-how;

•	attracting, hiring, and retaining qualified personnel; and

•	negotiating favorable terms in any collaboration, licensing, or other arrangements which we may pursue.

Because of the numerous risks and uncertainties associated with developing biologic therapeutics, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the United States Food and Drug Administration (FDA) or foreign regulatory authorities, to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with launching and commercializing any approved product candidate and ongoing compliance efforts.

Even if this offering is successful, we will need to obtain substantial additional capital to finance our operations. A failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce, or terminate our research and drug development programs, future commercialization efforts, product development, or other operations.

Developing biologic therapeutics, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive, and uncertain process that takes years to complete. Our operations have required substantial amounts of cash since inception, and we expect our expenses to increase significantly in the foreseeable future. To date, we have financed our operations primarily through the sale of equity securities. Developing our product candidates and conducting clinical trials for the treatment of autoimmune, inflammatory, metabolic, and other diseases will require substantial amounts of capital. We will also require a significant amount of capital to commercialize any approved products. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Furthermore, other unanticipated costs may also arise.

As of December 31, 2020, we had cash, cash equivalents, and investments of $129.9 million. Based on our current operating plan, we believe that our existing cash, cash equivalents, and investments will be sufficient to fund our projected operations through at least the next 12 months. Our estimate as to how long we expect our existing cash, cash equivalents, and investments to be available to fund our operations is based on assumptions that may prove inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently anticipate.

We will require additional capital for the further development and, if approved, commercialization of our product candidates. Our future funding requirements will depend on many factors, including but not limited to:

•	the initiation, scope, rate of progress, results and cost of our preclinical studies, clinical trials, and other related activities for our product candidates;

•	the costs associated with manufacturing our products, including expanding our own manufacturing facilities and establishing commercial supplies and sales, marketing, and distribution capabilities;

•	the timing and cost of capital expenditures to support our research, development, and manufacturing efforts;

•	the number and characteristics of other product candidates that we pursue;

•	the costs, timing, and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;

•

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

•	the timing, receipt, and amount of sales from our potential products;

•	our need and ability to hire additional management, scientific, technical, business, and medical personnel;

•	the effect of competing products that may limit market penetration of our products;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•

the economic and other terms, timing, and success of any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of receipt of any milestone or royalty payments under these agreements;

•	the compliance and administrative costs associated with being a public company; and

•	the extent to which we acquire or invest in businesses, products, or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include the issuance of warrants or covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through collaborations, strategic alliances, or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates, or grant licenses on terms that may not be favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Additional capital may not be available when we need it, on terms acceptable to us or at all. We have no committed source of additional capital. If adequate capital is not available to us on a timely basis or on acceptable terms, we may be required to significantly delay, scale back, or discontinue our research and development programs or the commercialization of any product candidates, if approved, or be unable to continue or expand our operations, or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, results of operations, and growth prospects, and cause the price of our common stock to decline.

We may not be successful in our efforts to use and expand our proprietary technology platform to build a pipeline of oral biologic product candidates.

A key element of our strategy is to leverage our technology platform to expand our pipeline of oral biologic product candidates and in order to do so, we must continue to invest in our platform and development capabilities. Although our research and development efforts to date have resulted in a pipeline of product candidates, these product candidates may not be safe and effective. In addition, although we expect that our platform will allow us to develop a diverse pipeline of product candidates across multiple therapeutic areas and modalities, we may not prove to be successful at doing so. Furthermore, we may also find that the uses of our platform are limited because alternative uses of our biologic therapeutics prove not to be safe or effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval or achieve market acceptance. Even after approval, if we cannot successfully develop or commercialize our products, or if serious adverse events are discovered after commercialization, we will not be able to generate any product revenue, which would adversely affect business.

We have limited resources and are currently focusing our efforts on developing AMT-101 and AMT-126 for particular indications and advancing our preclinical studies. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

We currently are focused on developing our most advanced product candidates: AMT-101 and AMT-126. Our goal is to expand the therapeutic and commercial potential of our targets and product candidates to additional indications to maximize value and increase our probability of success. However, due to the significant resources required for the development of our product candidates, we must focus on specific product candidates and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management, and financial resources toward particular product candidates or indications may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our product candidates or misread trends in immunology and inflammation, gastroenterology, and metabolic diseases, or the biopharmaceutical industry as a whole, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to maximize profitability on our product candidates, capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other indications that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We expect to rely on third parties to conduct our clinical trials and some aspects of our research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We currently rely and expect to continue to rely on third parties, such as contract research organizations (CROs), CDMOs, medical institutions, academic institutions, and clinical investigators to conduct some aspects of our research and preclinical studies and our clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations for any reason, including the COVID-19 pandemic. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for research and development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with current good clinical practices (cGCPs) for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible, and accurate and that the rights, integrity, and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates we may develop and will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines.

We also expect to rely on other third parties to store and distribute supplies for our clinical trials. Any performance failure on the part of our distributors, including with the shipment of any supplies for our clinical trials, could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

The manufacturing of our product candidates is complex. We and our third-party manufacturers may encounter difficulties in production. If we encounter any such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale, could be delayed or halted entirely.

Manufacturing of biologic therapeutics is a complex process and represents a critical path to creating oral biologic product candidates and a key component of our long-term success. We have spent significant resources and plan to continue to spend significant resources to develop our current manufacturing processes and know-how to produce sufficient supply and optimize functionality. While we have activated a new facility located in South San Francisco that will be our primary manufacturing site of drug substance or bulk drug intermediate, opening a new facility is time intensive and costly and we may experience difficulties associated with the transition to this new facility, including as a result of the COVID-19 pandemic. Although we have successfully manufactured AMT-101 and AMT-126 clinical drug supply at our internal facility, we will need to scale our manufacturing operations. We will also continue to rely on third-party manufacturers to execute certain steps in the manufacturing of our product candidates. Accordingly, we will be required to make significant investments to expand our manufacturing facilities in the future, and our efforts to scale our internal manufacturing capabilities may not succeed.

The process of manufacturing our product candidates is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. We have experienced in the past situations in which our contract manufacturer has failed to successfully complete a scheduled manufacturing run as a result of their manufacturing process errors. We also have experienced in the past situations in which we failed to successfully complete a schedule manufacturing run at our primary manufacturing site. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Furthermore, it is too early to estimate our cost of goods sold. The actual cost to manufacture our product candidates could be greater than we expect because we are early in our development efforts and our platform is based on a novel therapeutic approach. Failure to develop our own manufacturing capacity may hamper our ability to further process improvement, maintain quality control, limit our reliance on contract manufacturers, and protect our trade secrets and other intellectual property.

We currently rely on third-party manufacturers to produce our product candidates. Any failure by a third-party manufacturer to produce acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

Although we have successfully manufactured AMT-101 and AMT-126 clinical drug supply at our internal facility, we currently have limited in-house manufacturing experience and personnel. While we have implemented in-house manufacturing that we expect will be our primary site for the manufacture of clinical trial product candidates, we do not currently have the infrastructure or internal capability to manufacture our product candidates for commercialization purposes. We expect to continue to rely on third parties for certain manufacturing operations of our product candidates for preclinical studies and clinical trials, in compliance with applicable regulatory and quality standards, including cGMP, and may do so for the commercial manufacture of some of our product candidates, if approved. If we are unable to arrange for and maintain third-party manufacturing sources that are capable of meeting regulatory standards, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. If we were to experience an unexpected loss of supply of our product candidates, for any reason, whether as a result of manufacturing, supply, or storage issues, the COVID-19 pandemic, or otherwise, we could experience delays, disruptions, suspensions, or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Such failure or substantial delay or loss of supply could materially harm our business.

Reliance on third-party manufacturers entails risks to which we may not be subject if we manufactured product candidates ourselves, including:

•

the possible failure of the third-party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	reliance on the third-party for regulatory compliance and quality control and assurance and failure of the third-party to comply with regulatory requirements;

•

the possibility of breach of the manufacturing agreement by the third-party because of factors beyond our control (including a failure to manufacture our product candidates in accordance with our product specifications);

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

•

the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possibility of termination or nonrenewal of the agreement by the third-party at a time that is costly or damaging to us.

In addition, the FDA, European Medicines Agency (EMA), and other regulatory authorities require that our product candidates be manufactured according to cGMP and similar foreign standards. Pharmaceutical manufacturers and their subcontractors are required to register their facilities or products manufactured at the time of submission of the marketing application and then annually thereafter with the FDA and certain state and foreign agencies. They are also subject to periodic unannounced inspections by the FDA, state, and other foreign authorities. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Any subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our strategic partners, may result in sanctions being imposed on us, including fines, injunctions, civil penalties, restrictions on the product or on the manufacturing or laboratory facility, including license revocation, marketed product recall, suspension of manufacturing, product seizure, voluntary withdrawal of the product from the market, operating restrictions, or criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and harm our business and results of operations.

We may have little to no control regarding the occurrence of third-party manufacturer incidents. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, would lead to a delay in, or failure to seek or obtain, regulatory approval of any of our product candidates. Furthermore, any change in manufacturer of our product candidates or approved products, if any, would require new regulatory approvals, which could delay completion of clinical trials or disrupt commercial supply of approved products.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer, we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the supply of the raw materials required for the production of our product candidates, and we expect to some extent continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including delays as a result of COVID-19, limited control over pricing, availability, quality, and delivery schedules and non-exclusivity. As a small company, our negotiating leverage is limited, and we are likely to get lower priority than our competitors who are larger than we are. We do not have long-term supply agreements, and we purchase our required supplies on a development manufacturing services agreement or purchase order basis. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require to satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our product candidates until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2020, we had 80 full-time employees. As our development plans and strategies develop, we must add a significant number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, retaining, and motivating additional employees;

•

managing our internal development efforts effectively, including the clinical development and FDA review process for our current and future product candidates, while complying with our contractual obligations to contractors and other third parties;

•	expanding our operational, financial and management controls, reporting systems, and procedures; and

•	managing increasing operational and managerial complexity.

Our future financial performance and our ability to continue to develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to manage these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop our product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

The COVID-19 pandemic could adversely impact our business including our ongoing and planned clinical trials and preclinical studies.

Since the COVID-19 virus was reported in December 2019 in Wuhan, China, the virus has spread extensively throughout the world, resulting in the World Health Organization characterizing COVID-19 as a pandemic. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease and to address its impact, including on financial markets or otherwise. While we have been able to mitigate the impact of the COVID-19 pandemic on our business to date, we could experience future disruptions that could severely impact our business, current and planned clinical trials and preclinical studies, including:

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delays or difficulties in enrolling and retaining participants, particularly subjects who are at a higher risk of severe illness or death from COVID-19, in our Phase 2 clinical trials with AMT-101 and our other future clinical trials or those conducted by third parties, and further incurrence of additional costs as a result of any clinical trial delays and adjustments;

•	challenges related to ongoing and increased operational expenses related to the COVID-19 pandemic;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	difficulties interpreting data from our clinical trials due to the possible effects of COVID-19 on patients;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and trial procedures, which may impact the integrity of subject data and clinical trial endpoints;

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limitations in resources, including our employees, that would otherwise be focused on the conduct of our business or our current or planned clinical trials or preclinical studies, including because of sickness, the desire to avoid contact with large groups of people or restrictions on movement or access to our facility as a result of government-imposed “shelter in place” or similar working restrictions;

•	interruptions, difficulties or delays arising in our existing operations and company culture as a result of some of our employees working remotely, including those hired during the COVID-19 pandemic;

•	increased cybersecurity risks resulting from some of our employees working remotely;

•	delays in receiving approval from regulatory authorities to initiate our clinical trials;

•	interruptions in preclinical studies due to restricted or limited operations at CROs conducting such studies;

•	interruptions or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States;

•	delays in receiving the supplies, materials and services needed to conduct clinical trials and preclinical studies;

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changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs or require us to discontinue clinical trials altogether;

•	interruptions or delays to our pipeline and research programs, and incurrence of additional costs as a result of any delays or adjustments; and

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delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or furlough of government or contractor personnel.

Further, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, we may be required to develop and implement additional clinical trial policies and procedures designed to help protect trial participants from the COVID-19 virus, which may include using telemedicine visits, remote monitoring of patients and clinical sites, and measures to ensure that data from clinical trials that may be disrupted as a result of the pandemic are collected pursuant to the trial protocol and consistent with cGCPs, with any material protocol deviation reviewed and approved by the site Institutional Review Board (IRB). Patients who may miss scheduled appointments, any interruption in trial drug supply, or other consequence that may result in incomplete data being generated during a trial as a result of the pandemic must be adequately documented and justified. For example, the FDA issued guidance on March 18, 2020, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describe a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report (or as a separate document) contingency measures implemented to manage the trial, and any disruption of the trial as a result of the COVID-19 pandemic; a list of all trial participants affected by the COVID-19-pandemic related trial disruption by unique subject identifier and by investigational site, and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial. In June 2020, the FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. Additional COVID-19 related guidance recently released by FDA include guidance addressing resuming normal drug and biologics manufacturing operations; manufacturing, supply chain, and inspections; and statistical considerations for clinical trials during the COVID-19 public health emergency.

While the extent of the impact of the COVID-19 pandemic and current and future regulatory policies and requirements on our business and financial results are uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition, and operating results.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to the Discovery, Development, and Commercialization of Our Product Candidates

Research and development related to novel biologic therapeutics is inherently risky. Our business is heavily dependent on the successful development of our product candidates, which are in preclinical and the early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory or marketing approval, which is necessary before they can be commercialized.

Our oral biologic product candidates’ use of active transport to translocate through the IE barrier is a novel therapeutic approach. Our active transport approach differs from current oral biologics and peptides and is unproven. We are at the early stages of development of our product candidates. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidates, and we may fail to do so for many reasons, including the following:

•	our product candidates may not successfully complete preclinical studies or clinical trials;

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a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	our competitors may develop therapeutics that render our product candidates obsolete or less attractive;

•	the product candidates that we develop may not be sufficiently covered by intellectual property for which we hold exclusive rights;

•	the product candidates that we develop may be covered by third parties’ patents or other intellectual property or exclusive rights;

•	the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

•	a product candidate may not be capable of being produced in development and commercial quantities at an acceptable cost, or at all;

•	the product candidates that we develop may be novel and therefore, not accepted by the medical community;

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if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate, to gain market acceptance; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for one or more product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

We may not be successful in our efforts to further develop our current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates are in the early stages of development and will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.

We have never completed a clinical development program. We currently have two product candidates, AMT-101 and AMT-126. None of our product candidates have advanced into late-stage development and it may be years before any such trial is initiated, if at all. Further, we cannot be certain that any of our product candidates will be successful in clinical trials. We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion.

If any of our product candidates successfully complete clinical trials, we generally plan to seek regulatory approval to market our product candidates in the United States, the European Union, and in additional foreign countries where we believe there is a viable commercial opportunity. We have never commenced, compiled or applied for regulatory approval to market any product candidate. We may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect our viability. To obtain regulatory approval in countries outside of the United States, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our business, financial condition, results of operations, and our growth prospects could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, we cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. We cannot provide any assurance that we will be able to successfully advance any of our product candidates through the development process or, if approved, successfully commercialize any of our product candidates.

We may encounter delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an Investigational New Drug (IND) application or a CTA will result in the FDA, EMA, or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	delays in confirming target engagement, biomarkers, patient selection, or other relevant criteria to be utilized in preclinical and clinical product candidate development;

•	delays in reaching a consensus with regulatory authorities on trial design;

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delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in identifying, recruiting, and training suitable clinical investigators;

•	delays in obtaining required IRB approval at each clinical trial site;

•	imposition of a temporary or permanent clinical hold by regulatory authorities for a number of reasons, including:

•	after review of an IND or amendment, CTA or amendment, or equivalent application or amendment;

•	as a result of a new safety finding that presents unreasonable risk to clinical trial participants;

•	a negative finding from an inspection of our clinical trial operations or trial sites; or

•	the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives;

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delays in identifying, recruiting, and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials, or failing to return for post-treatment follow-up;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties, or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s or any other regulatory authority’s cGCP requirements, or applicable EMA or other regulatory guidelines in other countries;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of our product candidates being greater than we anticipate;

•	health epidemics such as the COVID-19 pandemic;

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clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs; and

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required, or we may elect, to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, EMA, or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion, which could adversely affect our business.

Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process, and delay, or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If we do not achieve our projected development goals in the timeframes we announce and expect, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, our stock price may decline.

We may encounter difficulties enrolling patients or healthy volunteers in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the trial population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to a trial site;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies or targeting patient populations meeting our patient eligibility criteria;

•	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

•	our ability to obtain and maintain patient consents;

•	health epidemics such as the COVID-19 pandemic; and

•	the risk that patients enrolled in clinical trials will not complete such trials, for any reason.

In addition, the size and nature of the patient populations of the indications for which we are targeting may present difficulties or delays in enrollment due to factors such as being orphan disease populations or competition for patients with other trials. For example, we are aware of multiple clinical trials in UC being conducted by competitors which may make it difficult for us to enroll sufficient patients.

Our clinical trials may fail to demonstrate evidence of the safety and efficacy of our product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex, and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including variability in the purity or potency of different batches of the same product candidate, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen, and other aspects of the clinical trial protocols and the rate of dropout among clinical trial participants. Open-label extension studies may also extend the timing and cost of a clinical test substantially. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidates, which may also limit its commercial potential.

We face significant competition and if our competitors develop and market technologies or products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

The development and commercialization of biologic therapeutics is highly competitive and subject to rapid and significant technological change. We are currently developing biologic therapeutics that will compete with other drugs and therapies that currently exist or are being developed in the segments of the pharmaceutical, biotechnology, and other related markets that develop treatments for autoimmune, inflammatory, metabolic, and other diseases. The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future.

We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities, academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for the research, development, manufacturing, and commercialization of therapies aimed at treating autoimmune, inflammatory, metabolic, and other diseases. Many of our competitors have significantly greater financial, manufacturing, marketing, technical and human resources and commercial expertise than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing biologic therapeutics. These companies also have significantly greater research and marketing capabilities than we do. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection or FDA or other regulatory approval or discovering, developing and commercializing products in our field before we do.

In particular, with respect to our most advanced product candidates, AMT-101 and AMT-126, we compete against companies that produce injectable biologic therapeutics such as AbbVie Inc., Eli Lilly and Co., Janssen Pharmaceuticals, Inc., Roche Holding Ltd., and Takeda Pharmaceutical Company Ltd., as well as companies that produce oral products such as Abivax SA, Arena Pharmaceuticals, Inc., Bristol-Myers Squibb Co., Galapagos NV, Gilead Sciences, Inc., Gossamer Bio, Inc., Landos Biopharma, Inc., Pfizer Inc., Protagonist Therapeutics, Inc., and Theravance Biopharma, Inc.

We are not aware of any other company or organization that has developed an FDA-approved oral biologic, other than peptides. However, we are aware of other companies developing oral biologic drug candidates using their own technology platform.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient or are less expensive than the products that we may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA, or other regulatory approval for their products more rapidly than we may obtain approval for ours and may obtain orphan drug exclusivity from the FDA for indications our product candidates are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any products we may develop against competitors.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity, and/or enforceability of our patents relating to our competitors’ products and our competitors may allege that our products infringe, misappropriate, or otherwise violate their intellectual property. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

Our product candidates may face competition sooner than anticipated.

Even if we are successful in achieving regulatory approval to commercialize a product candidate ahead of our competitors, our product candidates may face competition from biosimilar products or alternative therapies. In the United States, our product candidates are regulated by the FDA as biologic products and we intend to seek approval for these product candidates pursuant to the biologics license application (BLA) pathway. The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our product candidates.

We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data supporting approval of an innovative biological product, but will not be able to get it on the market until 10 years after the time of approval of the innovative product. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilar products in other countries that could compete with our products, if approved.

If competitors are able to obtain marketing approval for biosimilars referencing our product candidates, if approved, such products may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with us in each indication for which our product candidates may have received approval.

Even if any product candidates we develop receive marketing approval, our product candidates may not achieve adequate market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials and published in peer-review journals or presented at medical conferences;

•	the potential and perceived advantages compared to alternative treatments;

•	the ability to offer our products for sale at competitive prices;

•	sufficient third-party coverage or adequate reimbursement and patients’ willingness to pay in the absence of such coverage and adequate reimbursement;

•	the ability to offer appropriate patient access programs, such as co-pay assistance;

•	the extent to which physicians recommend our products to their patients;

•	convenience and ease of dosing and administration compared to alternative treatments;

•	the clinical indications for which the product candidate is approved by FDA, EMA, or other regulatory authorities;

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product labeling or product insert requirements of the FDA, EMA, or other comparable foreign regulatory authorities, including any limitations, contraindications, or warnings contained in a product’s approved labeling;

•	restrictions on how the product is distributed;

•	the timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength and effectiveness of sales and marketing and distribution efforts; and

•	the prevalence and severity of any side effects.

If any product candidates we develop do not achieve an adequate level of acceptance, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing, or distribution of biologic therapeutics. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities for some of our product candidates if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

•	our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

•	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future approved products;

•	our inability to obtain coverage and adequate reimbursement for our products from payors;

•	the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

If the market opportunities for any product that we develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

Our projections of both the number of people who have the diseases we may be targeting, as well as the subset of people with these health issues who have the potential to benefit from treatment with our technology platform and investigational medicines, and any product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases and health issues. The potentially addressable patient population for our investigational medicines may be limited or may not be amenable to treatment with our technology platform or investigational medicines. Even if we obtain significant market share for our products, if approved, if the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

We may be unable to obtain U.S. or foreign regulatory approval for our product candidates and, as a result, may be unable to commercialize our product candidates.

The time required to obtain approval by the FDA, EMA, and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the type, complexity, and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical, or other studies. We have not submitted for, or obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval in an initial or subsequent indication for many reasons, including but not limited to the following:

•	the FDA, EMA, or comparable foreign regulatory authorities may disagree with the design, implementation, or results of our clinical trials;

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the FDA, EMA, or comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities, or other characteristics that preclude our further development of our product candidates or our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	we may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio when compared to the standard of care is acceptable;

•	the FDA, EMA, or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application (NDA), BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for a proposed indication is acceptable;

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the FDA, EMA, or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures, and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

The FDA has limited experience with our technology platform and we are not aware of any similar technology platform which has been approved by the FDA, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. For example, since the scientific evidence to support the feasibility of developing our product candidates and discovery programs is both preliminary and limited, the FDA may require us to provide additional data to support our regulatory applications. Moreover, advancing our novel oral biologic product candidates creates other significant challenges for us, including educating medical personnel regarding a novel technology platform and its potential efficacy and safety benefits.

Further, the ability of the FDA or other regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, government shutdowns including as a result of the COVID-19 pandemic, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

We may never receive approval to market and commercialize any product candidate. Even if we obtain regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We may be subject to post-marketing testing requirements to maintain regulatory approval. In addition, upon obtaining any marketing approvals, we may have difficulty in establishing the necessary sales and marketing capabilities to gain market acceptance.

If any of our product candidates prove to be ineffective, unsafe or commercially unviable, our entire pipeline could have little, if any, value, and it may prove to be difficult or impossible to finance the further development of our pipeline. Any of these events would have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, or other comparable foreign regulatory authorities. AMT-101 is a GI-selective oral fusion of IL-10, and previous clinical trials conducted in the field with systemic IL-10 showed significant toxicities that prevented further development.

Side effects could affect patient recruitment, the ability of enrolled patients to complete the trial, and/or result in potential product liability claims. We are required to maintain product liability insurance pursuant to certain of our development and commercialization agreements. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could adversely affect our results of operations, business, and reputation. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates, and decreased demand for our product candidates, if approved for commercial sale.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

•	regulatory authorities may withdraw approvals of such product and cause us to recall our products;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

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we may be required to create a risk evaluation and mitigation strategy plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements, such as boxed warning on the packaging, to assure safe use;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, financial condition, results of operations, and growth prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk when and if we commercialize any products. For example, we may be sued if our products cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale post-approval. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection laws. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit testing and commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased or interrupted demand for our products;

•	injury to our reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing, or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources; and

•	the inability to commercialize any products.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. Our insurance policies may have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

If we succeed in developing any products, we intend to market them in the United States as well as the European Union and other foreign jurisdictions. In order to market and sell our products in other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced, and our ability to realize the full market potential of our product candidates will be harmed.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If reimbursement is not available or is not sufficient for our products, it is less likely that our products will be widely used.

Even if our product candidates are approved for sale by the appropriate regulatory authorities, market acceptance and sales of these products will depend on coverage and reimbursement policies and may be affected by future healthcare reform measures. Third-party payors, such as government healthcare programs, private health insurers and health maintenance organizations, decide what therapies they will cover and establish the level of reimbursement for such therapies. We cannot be certain that coverage and reimbursement will be available or adequate for any products that we develop. If coverage and adequate reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any of our product candidates, if approved.

There may be significant delays in obtaining coverage and reimbursement for newly approved therapies, and coverage may be more limited than the purposes for which the therapy is approved by the FDA, EMA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a therapy will be paid for in all cases or at a rate that is commensurate with our product pricing that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new therapies, if applicable, may also be insufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the therapy and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost therapies and may be incorporated into existing payments for other services. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Net prices for therapies may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future change to laws that presently restrict imports of therapies from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and adequate reimbursement from third-party payors, including both government-funded and private payors, for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We may in the future conduct clinical trials for our product candidates outside the United States and the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more of our clinical trials outside the United States. For example, we have enrolled patients outside the United States in our Phase 2 clinical trials of AMT-101. The acceptance of trial data from clinical trials conducted outside the United States by the FDA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive regulatory scrutiny.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA, EMA, and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, BLA, or marketing authorization application (MAA). Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including the requirement to implement a risk evaluation and mitigation strategy), or contain requirements for potentially costly post-marketing testing. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA, and comparable foreign regulatory authorities. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to biologic therapeutics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval, commonly referred to as “off-label uses.” The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer communications on the subject of off-label use of their products. The holder of an approved NDA, BLA, or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our products. An unsuccessful post-marketing trial or failure to complete such a trial could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters that would result in adverse publicity;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approvals;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities;

•	seize or detain products; or

•	require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

We may seek orphan drug designation for one or more of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

In the future, we may seek orphan drug designations for one or more of our product candidates, but may be unable to obtain an orphan drug designation for any additional product candidates. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other NDA or BLA applications to market the same drug or biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

A breakthrough therapy designation or Fast Track designation by the FDA for a drug may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the drug will receive marketing approval.

In the future, we may seek a breakthrough therapy designation for one or more of our investigational medicines. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the biologics license application.

Designation as a breakthrough therapy is at the discretion of the FDA. Accordingly, even if we believe that one of our investigational medicines meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a drug may not result in a faster development process, review, or approval compared to drugs considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our investigational medicines qualify as breakthrough therapies, the FDA may later decide that the investigational medicine no longer meets the conditions for qualification, or it may decide that the time period for FDA review or approval will not be shortened.

We may seek Fast Track designation for some of our investigational medicines. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular investigational medicine is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review, or approval compared to conventional FDA procedures. If our clinical development program does not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended, or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation and priority review do not change the standards for approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Current and future legislation may increase the difficulty and cost for us to commercialize our product candidates, if approved, and affect the prices we may obtain.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal, and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to receive or set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

In March 2010, the Patient Protection and Affordable Care Act (ACA) was enacted, which includes measures that have significantly changed the way healthcare is financed by both governmental and private insurers. The ACA continues to significantly impact the United States’ pharmaceutical industry. Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, various portions of the ACA have been subject of legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court. The Supreme Court of the United States held oral arguments on the Fifth Circuit Court case in November 2020 and is expected to issue a decision by mid-2021. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how this Supreme Court decision, future litigation, and healthcare measures promulgated by the Biden administration will impact the ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2030 with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. Congress recently introduced a bill to extend the moratorium on the 2% Medicare sequester cuts through the end of 2021. We are continuing to monitor the status of this bill.

Moreover, there has recently been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In 2020, under the Trump administration, HHS and CMS issued final rules in November and December of 2020 that were expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. In January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the Trump administration. The impact of these lawsuits as well as legislative, executive, and administrative actions of the current administration on us and the biopharmaceutical industry as a whole is currently unknown. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability, or commercialize our product candidates, if approved.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. Our future products, if any, might not be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, an adequate level of reimbursement might not be available for such products and third-party payors’ reimbursement policies might adversely affect our ability to sell any future products profitably.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biologic therapeutics. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-approval testing and other requirements.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our product candidates may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless, and negligent conduct that fails to:

•	comply with the laws of the FDA, EMA, and other comparable foreign regulatory authorities;

•	provide true, complete, and accurate information to the FDA, EMA, and other comparable foreign regulatory authorities;

•	comply with manufacturing standards we have established;

•	comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or

•	report financial information or data accurately or to disclose unauthorized activities to us.

If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations, and financial conditions could be adversely affected.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be subject to various federal and state fraud and abuse laws. The laws that may impact our operations include the following:

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The federal Anti-Kickback Statute which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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Federal civil and criminal false claims laws, including the False Claims Act, which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, impose criminal and civil penalties against individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease, or conceal an obligation to pay money to the federal government. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

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The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates and covered subcontractors that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of individually identifiable health information.

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The federal Physician Payment Sunshine Act, created under the ACA, and its implementing regulations, require applicable manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the HHS under the Open Payments Program, information related to certain payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. The information reported annually is publicly available on a searchable website. Effective January 1, 2022, reporting obligations of applicable manufacturers will be extended to include additional covered recipients, including payments and transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse-midwives.

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Analogous state and foreign laws and regulations, such as state and foreign anti-kickback and false claims, laws may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements, as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers.

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State laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources.

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State and local laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensation and other remuneration, and items of value provided to healthcare professionals and entities.

•	State and local laws that require the registration of pharmaceutical sales representatives.

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State and foreign laws that govern the privacy and security of personal information (including health information) in certain circumstances. These include, but are not limited to, the EU General Data Protection Regulation, and the California Consumer Privacy Act, as amended and expanded by the California Privacy Rights Act, each of which is discussed below. Many of these laws governing the privacy and security of personal information differ from each other in significant ways and may not have the same effects or obligations, thus complicating compliance efforts.

In addition, we are subject to federal and state consumer protection and unfair competition laws that broadly regulate marketplace activities and activities that potentially harm consumers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development, and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business activities may be subject to the Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. These laws generally prohibit companies and their employees and third party business partners, representatives and agents from engaging in corruption and bribery, including offering, promising, giving, or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with government officials, including officials of non-U.S. governments.

Additionally, in many countries, healthcare providers are employed by the government, and the purchasers of biopharmaceuticals are government entities; therefore, our dealings with these providers and purchasers are subject to regulation and such healthcare providers and employees of such purchasers may be considered “foreign officials” as defined in the FCPA. Recently, the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology companies. In addition to our own employees, we leverage third parties to conduct our business abroad, such as obtaining government licenses and approvals. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, our third-party business partners, representatives and agents, even if we do not explicitly authorize such activities. There is no certainty that our employees or the employees of our third-party business partners, representatives and agents will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, financial condition and stock price.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our business. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges.

Data collection under European and U.S. laws is governed by restrictive regulations addressing the collection, use, processing and, in the case of Europe, cross-border transfer, of personal information.

We may collect, process, use or transfer personal information from individuals located in the European Union in connection with our business, including in connection with conducting clinical trials in the European Union. Additionally, if any of our product candidates are approved, we may seek to commercialize those products in the European Union. The collection and use of personal health data in the European Union are governed by laws, regulations, and directives, including the General Data Protection Regulation (EU) 2016/679 (GDPR). This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. This legislation imposes significant responsibilities and liabilities in relation to personal data that we process, and we may be required to put in place additional mechanisms ensuring compliance. Any actual or alleged failure to comply with the requirements of the GDPR or other laws, regulations, and directives of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, U.S. states are adopting new laws or amending existing laws and regulations, requiring attention to frequently changing regulatory requirements applicable to data related to individuals. For example, California has enacted the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020 and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and which can include any of our current or future employees who may be California residents or any other California residents whose data we collect or process) and provide such residents new ways to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. As we expand our operations and trials (both preclinical or clinical), the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states are beginning to consider and pass similar laws.

Additionally, a new privacy law, the California Privacy Rights Act (CPRA), was approved by California voters in the election on November 3, 2020. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. The CPRA modifies the CCPA significantly, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. In addition, U.S. and international laws and regulations that have been applied to protect user privacy (including laws regarding unfair and deceptive practices in the U.S. and GDPR in the EU) may be subject to evolving interpretations or applications.

Laws, regulations, and directives relating to privacy and data security are not consistent across jurisdictions, and they may impose conflicting or uncertain obligations. Compliance with laws, regulations, and directives is a rigorous, costly, and time-intensive process, and we may find it necessary or appropriate to put in place additional mechanisms ensuring compliance with new and changing data protection obligations. Actual or alleged noncompliance with any such laws, regulations, and directives may lead to regulatory investigations, enforcement actions and other proceedings, claims, and litigation, with the potential for significant fines, penalties, and other liabilities in the event of actual or alleged noncompliance. Any of these could adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any product candidates we develop, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary product candidates and other technologies we may develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad relating to our core programs and product candidates, as well as other technologies that are important to our business. Given that the development of our product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our product candidates is also at an early stage. For example, we have filed or intend to file patent applications on aspects of our technology and core product candidates; however, there can be no assurance that any such patent applications will issue as granted patents around the world. The requirements for patentability differ in certain countries, and certain countries have heightened requirements for patentability. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions relating to our core programs and product candidates, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture for protection of such core programs, product candidates, and other technologies. Any changes we make to our product candidates to cause them to have what we view as more advantageous properties may not be covered by our existing patents and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered product candidates. There can be no assurance that we would be able to secure patent protection that would adequately cover altered product candidates. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our core programs and product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Patent applications we own currently or that in the future issue as patents may not be issued in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents to which we have rights may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations, and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (USPTO) or post-issuance become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding, or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize our product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as post-grant review at the USPTO or oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop.

Termination of these licenses or reduction or elimination of our rights under these licenses may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these licenses, including our rights to important intellectual property or technology. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Some of our patents and patent applications may in the future be co-owned with third parties. In addition, future collaborators or licensors may co-own their patents and patent applications with other third parties with whom we do not have a direct relationship. Our rights to certain of these patents and patent applications may be dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patents and patent applications, who are not parties to our license agreements. If our future collaborators or licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patents or patent applications or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology to the extent such products and technology are not also covered by our intellectual property. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we fail to comply with our obligations under our license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, or impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Our rights to develop and commercialize our product candidates may be subject, in part, to the terms and conditions of agreements with others.

Agreements we may enter into in the future may not provide exclusive rights to use certain intellectual property and technology retained by the collaborator in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products that utilize technology retained by such collaborators to the extent such products are not also covered by our intellectual property.

In addition, subject to the terms of any such agreements, we may not have the right to control the preparation, filing, prosecution, and maintenance, and we may not have the right to control the enforcement and defense of certain patents and patent applications retained by the collaborator and provided to us under a limited license. We cannot be certain that patents and patent applications that are controlled by future collaborators will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our collaborators fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the limited rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates that are subject of such licensed rights could be adversely affected, and we may have a reduced ability to prevent competitors from making, using, and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from future collaborators, we may still be adversely affected or prejudiced by actions or inactions of future collaborators that took place prior to the date upon which we assumed control over patent prosecution.

We may enter into agreements with future collaborators to option or license certain intellectual property and may need to obtain additional intellectual property rights from others to advance our research or allow commercialization of product candidates we may develop. We may be unable to obtain additional intellectual property rights at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Furthermore, our or our future collaborators’ patents may be subject to a reservation of rights by one or more third parties. The U.S. government may have certain rights to resulting intellectual property. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government’s rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology developed using U.S. government funding. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve the practical application of the government funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in facilities in the United States in certain circumstances and if this requirement is not waived. Any exercise by the U.S. government of such rights or by any third-party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in agreements under which we option or license intellectual property rights from future collaborators or licensors or otherwise experience disruptions to our business relationships with future collaborators or licensors, we could lose intellectual property rights that are important to our business.

We may enter into agreements with future collaborators that impose various economic, development, diligence, commercialization, and other obligations on us. Such collaboration agreements may also require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products. Our future collaborators might conclude that we have materially breached our obligations under such agreements and might therefore terminate or seek damages under the agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these agreements. Termination of these agreements could cause us to lose the rights to certain patents or other intellectual property, or the underlying patents could fail to provide the intended exclusivity, and competitors or other third parties may have the freedom to seek regulatory approval of, and to market, products similar to or identical to ours and we may be required to cease our development and commercialization of certain of our product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and growth prospects.

Moreover, disputes may arise regarding intellectual property subject to a collaboration agreement, including:

•	the scope of the option or license rights granted under the agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the collaborator that is not subject to the option or license rights granted under the agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our collaborators and us and our other partners; and

•	the priority of invention of patented technology.

We may enter into agreements to option or license intellectual property or technology from third parties that are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects. Moreover, if disputes over intellectual property that we have optioned or licensed prevent or impair our ability to maintain such arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and growth prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on our product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States.

Consequently, we may not be able to prevent third parties from using our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our future collaborators or licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Issued patents covering our product candidates and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we initiated legal proceedings against a third-party to enforce a patent covering our product candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third-party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and growth prospects.

Third-party claims of intellectual property infringement, misappropriation, or other violation against us may prevent or delay the development and commercialization of our product candidates and other technologies.

The fields of designing and developing treatments for immunology, inflammation, and metabolic diseases are highly competitive and dynamic. In addition, while research and development that is taking place by several companies, including us and our competitors in oral biologic therapeutics, the technology used in our product candidates is still in its infancy and no products utilizing similar technology have yet reached the market. As such, it is difficult to conclusively assess our freedom to operate without infringing on third-party rights. This could lead to significant intellectual property related litigation and proceedings relating to our, and other third-party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our ability to develop, manufacture, market, and sell any product candidates that we develop and to use our proprietary technologies without infringing, misappropriating, and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, post-grant review, inter partes review, derivation proceedings, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may become party to, or threatened with, such actions in the future, regardless of their merit.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third-party, for example, a competitor in the fields in which we are developing product candidates, and other technologies might assert are infringed by our current or future product candidates or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates or other technologies, could be found to be infringed by our product candidates or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates or other technologies may infringe.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our product candidates or other technologies infringes upon these patents. In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by our product candidates or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our product candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing product candidates or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or we may be required to defend against claims of infringement. In addition, our patents may become involved in inventorship, priority, or validity disputes. To counter or defend against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent in which we have an interest is invalid or unenforceable, the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Patent terms may be inadequate to protect our competitive position on our products and services for an adequate amount of time.

Patents have a limited lifespan. In the United States and abroad, if all maintenance fees/annuity fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date. The protection a patent affords is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees or other third parties have an interest in our patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, our Co-Founder and Chief Scientific Officer, Dr. Randall Mrsny, has been and remains an employee of both our company and the University of Bath, and as such, we must ensure that we own our intellectual property that is conceived or developed by Dr. Mrsny and that which he is under obligation to assign to our company. We may have inventorship or ownership disputes arise from conflicting obligations of our founders, employees, consultants, or others who are involved in developing our product candidates or other technologies, such as with the University of Bath. Litigation may be necessary to defend against any claims challenging inventorship or ownership of our patents, trade secrets, or other intellectual property. If the defense of any such claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates and other technologies. Even if we are successful in defending against any such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act). The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and growth prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. We consider trade secrets and know-how to be one of our primary sources of intellectual property. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

While we seek to protect these trade secrets and other proprietary technology, we cannot guarantee that we have entered into non-disclosure, confidentiality, invention, or patent assignment agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be materially and adversely harmed.

If any of our patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents with respect to our product candidates. With respect to our intellectual property related to our product candidates, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Any parties who enter into nondisclosure and confidentiality agreements with us who have access to confidential or patentable aspects of our research and development output, such as our employees, CROs, CDMOs, consultants, advisors, and other third parties, may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

•	others may be able to develop a platform that is similar to, or better than, ours in a way that is not covered by the claims of our patents;

•

we, or our future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

•	we, or our future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it or they could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (the America Invents Act) enacted on September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third-party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or other technologies or (ii) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations, and growth prospects. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Risks Related to Our Operations

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating, and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate, and retain highly qualified managerial, scientific, and medical personnel. We are highly dependent on our management and our scientific, technical, business, and medical personnel. The loss of the services provided by any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in the development of our product candidates and harm our business. Additionally, the COVID-19 pandemic may interfere with our ability to hire or retain personnel.

We conduct our operations at our facility in South San Francisco, California, in a region that is headquarters to many other biopharmaceutical companies and many academic and research institutions. To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, manufacturing, and sales and marketing personnel, and we face significant competition for experienced personnel. In addition, we will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited talent pool in our industry due to the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition for skilled personnel is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We expect that we may need to recruit talent from outside of our region, and doing so may be costly and difficult.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we can offer. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition to competition for personnel, the San Francisco Bay Area in particular is characterized by a high cost of living. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. If we are unable to attract and incentivize quality personnel on acceptable terms, or at all, it may cause our business and operating results to suffer.

Future strategic partnerships and collaborations may be important to us. We will face significant competition in seeking new strategic partners.

We have limited capabilities for manufacturing and do not yet have any capability for sales, marketing or distribution. For some of our product candidates, we may in the future determine to collaborate with pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. The competition for strategic partners is intense. Our ability to reach a definitive agreement for collaboration will depend, among other things, upon our assessment of the strategic partner’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed strategic partner’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The strategic partner may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such collaboration could be more attractive than the one with us for our product candidate.

Strategic partnerships are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future strategic partners. Even if we are successful in entering into collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements with other potential collaborators.

If we are unable to reach agreements with suitable strategic partners on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into strategic partnerships and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our technology platform and our business may be materially and adversely affected. Any collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the partner terminates the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, and increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations, and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches the market.

If we are unable to maintain future strategic partnerships, or if these strategic partnerships are not successful, our business could be adversely affected.

Any future strategic partnerships we enter into may pose a number of risks, including the following:

•	we may not be able to enter into critical strategic partnerships or enter them on favorable terms;

•	strategic partners have significant discretion in determining the effort and resources that they will apply to such a partnership, and they may not perform their obligations as agreed or expected;

•

strategic partners may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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strategic partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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strategic partners could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the strategic partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than our product candidates;

•

product candidates discovered in collaboration with us may be viewed by our strategic partners as competitive with their own product candidates or products, which may cause strategic partners to cease to devote resources to the commercialization of our product candidates;

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a strategic partner with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidates;

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disagreements with strategic partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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strategic partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	strategic partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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strategic partnerships may be terminated for the convenience of the partner and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

We may in the future engage in acquisitions, collaborations, or strategic partnerships, which may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may engage in various acquisitions, collaborations, and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any acquisition, collaboration, or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	volatility with respect to the financial reporting related to such arrangements;

•	assumption of indebtedness or contingent liabilities;

•	issuance of our equity securities which would result in dilution to our stockholders;

•	assimilation of operations, intellectual property, products, and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	diversion of our management’s attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired intellectual property, technology, and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense.

Our business is subject to economic, political, regulatory, and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Some of our CDMOs are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in certain non-U.S. economies and markets;

•	differing and changing regulatory requirements in non-U.S. countries, including drug pricing and reimbursement requirements;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs, and trade barriers;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements, or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	potential liability under the FCPA, U.K. Bribery Act, or comparable foreign laws; and

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business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, and fires, or outbreaks of health epidemics such as the COVID-19 pandemic.

These and other risks associated with our planned international operations may materially adversely affect our ability to attain profitable operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020 and December 31, 2019, we had federal and California net operating loss carryforwards of approximately $156.0 million and $67.9 million, respectively. The federal net operating loss carryforwards arising in the tax year ended December 31, 2017 and earlier tax years will begin to expire in 2036, if not utilized. Under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. As a result of our private placements, our IPO in June 2020, and other transactions that have occurred since our incorporation, we may have experienced such an ownership change. We may also experience ownership changes in the future as a result of this offering and subsequent shifts in our stock ownership, some of which are outside our control. As a result, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset post-change taxable income or taxes may be subject to limitation.

Changes in our effective tax rate or tax liability may have an adverse effect on our operating results.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market of our common stock may not be sustained.

Prior to the closing of our IPO in June 2020, there was no public trading market for our common stock. Although our common stock is listed on the Nasdaq Global Select Market, the market for our shares has demonstrated varying levels of trading activity. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations and progression of our product pipeline may not meet the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

The trading price of our common stock may be highly volatile and subject to wide fluctuation in response to various factors, some of which are beyond our control. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	the success of existing or new competitive products or technologies;

•	the timing and results of clinical trials for our current product candidates and any future product candidates that we may develop;

•	failure or discontinuation of any of our product development and research programs;

•

results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our research programs, clinical development programs, or product candidates that we may develop;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders, or other stockholders;

•	expiration of market standoff or lock-up agreements;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•

general economic, industry, political, and market conditions, including the impact of the COVID-19 pandemic and fiscal and monetary stimulus measures to counteract the impact of the COVID-19 pandemic; and

•	the other factors described in this “Risk Factors” section.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our stock or if we fail to meet their operating results estimates for us, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amount of our common stock in the public market, the market price of our common stock could decline significantly.

In addition, on June 5, 2020, we filed a registration statement on Form S-8 to register 8,260,587 shares of our common stock reserved for future issuance under our equity compensation plans. As a result, shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to the satisfaction of applicable vesting arrangements and the exercise of such options and, in the case of our affiliates, the restrictions of Rule 144.

Moreover, certain holders of an aggregate of 13,966,292 shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradeable in the public market, subject to the restrictions of Rule 144 in the case of our affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $42.65 per share, representing the difference between the assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021 and after deducting the underwriting discounts and commissions and offering expenses payable by us, and our net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the completion of this offering. As of December 31, 2020, there were 3,506,599 shares subject to outstanding options with a weighted-average exercise price of $6.27 per share. To the extent that these outstanding options are ultimately exercised or the underwriters exercise their option to purchase additional shares, you will incur further dilution. See the section titled “Dilution” for a further description of the dilution you will experience immediately after this offering.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our principal stockholders and management own a significant percentage of our stock and can exert significant control over matters subject to stockholder approval.

As of March 5, 2021, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 77% of our voting stock. As a result, this group of stockholders, if they act together, will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (SOX), not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management has devoted and will continue to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. SOX, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to continue to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We have previously identified material weaknesses in our internal control over financial reporting and if we are unable to maintain effective internal controls or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business, financial position and results of operations.

In connection with the audit of our financial statements for the year ended December 31, 2018, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weakness was that we: (i) lacked a sufficient number of qualified personnel in our accounting function to adequately execute reviews of transactions and segregate duties; and (ii) did not design and maintain effective controls over segregation of duties related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without independent review by someone without the ability to prepare and post journal entries. Additionally, the same personnel with the ability to prepare and post manual journal entries was responsible for performing reviews of financial statement fluctuations period over period.

During 2019, we took certain actions that remediated the material weakness that was identified in connection with the audit for the year ended December 31, 2018, which included hiring management-level personnel with technical accounting expertise, engaging external third-party resources to assist in execution of transactions which has allowed us to design adequate review procedures in our accounting and finance organization including design of controls with appropriate segregation of duties, and identifying and implementing improved processes and controls.

We have begun taking measures and plan to continue to take measures to design and implement an effective control environment. However, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate or prevent future material weaknesses. If we are unable to successfully maintain internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price may be materially adversely affected. Moreover, we could become subject to investigations by regulatory authorities, which could require additional financial and management resources.

If we are unable to maintain effective internal controls, our business, financial position, and results of operations could be adversely affected.

As a public company, we are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (Exchange Act), including the requirements of SOX Section 404, which require annual management assessments of the effectiveness of our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to SOX Section 404 until we are no longer an emerging growth company if we continue to take advantage of the exemptions available to us through the JOBS Act.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by SOX. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position, and results of operations.

The Nasdaq Stock Market may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock is listed on the Nasdaq Global Select Market. We cannot assure you that, in the future, our securities will meet the continued listing requirements to be listed on the Nasdaq Global Select Market. If the Nasdaq Stock Market delists our common stock, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section titled “Use of Proceeds.” Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations, and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our charter documents:

•	establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide that our directors may only be removed for cause;

•	eliminate cumulative voting in the election of directors;

•	authorize our board of directors to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•	provide our board of directors with the exclusive right to elect a director to fill a vacancy or newly created directorship;

•	permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;

•	prohibit stockholders from calling a special meeting of stockholders;

•	require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;

•	authorize our board of directors, by a majority vote, to amend the bylaws; and

•	require the affirmative vote of at least 66 2/3% or more of the outstanding shares of common stock to amend many of the provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except, in each case, (A) any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, employees, control persons, underwriters, or agents, which may discourage lawsuits against us and our directors, employees, control persons, underwriters, or agents. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

General Risk Factors

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer other breakdowns, cyberattacks, or information security breaches that could compromise the confidentiality, integrity, and availability of such systems and data, and affect our reputation.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors may be vulnerable to damage, compromise, and unauthorized access owing to a variety of causes, including system malfunction, natural disasters, terrorism, war and telecommunication and electrical failure, and inadvertent or intentional actions by our employees, CROs and other contractors, and/or other third parties, or cyber-attacks by malicious third parties. As the cyber-threat landscape evolves, such cyberattacks are growing in frequency, sophistication, and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of key loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering, and/or other means. These risks may increase as a result of COVID-19, owing to an increase in our and our CROs’ and other contractors’ personnel working remotely. If a breakdown, disruption, cyberattack, or other information security breach or security incident were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, which could lead to significant delays or setbacks in our research. For example, the loss of clinical trial data from completed, ongoing, or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, disruptions of, or security breaches or other incidents of, our information technology systems or those of our future CROs and other contractors and consultants could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure or dissemination of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to loss, damage, or unauthorized access to, or use, alteration, or disclosure or dissemination of, personal information, including personal information regarding clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of or access to confidential or proprietary information, including data related to clinical trial subjects or our personnel, or if it were perceived that any of those had occurred, we could incur liability and the further development and commercialization of our product candidates could be delayed. There can be no assurance that we, our CROs or other contractors, or our business counterparts will be successful in efforts to detect, prevent, or fully recover systems or data from all breakdowns, service interruptions, attacks, or breaches of systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive data, which could result in financial, legal, business, or reputational harm to us. Further, notification and follow-up actions related to a security incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. We expect to incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach or other security incident.

We also rely on third parties to manufacture our product candidates, and similar events relating to their information technology systems could also have a material adverse effect on our business. To the extent that any disruption or security incident were to result in any loss, destruction, or alteration of, or damage or unauthorized access to, our data or other information that is processed or maintained for us, or inappropriate disclosure or dissemination of any such information, we could be exposed to claims, litigation, governmental investigations and proceedings, we could face delays in further development and commercialization of our product candidates, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

The insurance we maintain may not be adequate to compensate us for the potential losses arising from any such disruption in or, failure or security breach of, our systems or third-party systems where information important to our business operations or commercial development is stored. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, CDMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical or health epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

The majority of our operations including our corporate headquarters are located in a facility in South San Francisco, California. Damage or extended periods of interruption to our corporate, development, or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry, or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

As a public company, we are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the fact that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” “seek,” “aim,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

•	the progress and focus of our current and future clinical trials, and the reporting of data from those trials;

•	our ability to advance product candidates into and successfully complete clinical trials;

•	the beneficial characteristics, safety, efficacy, and therapeutic effects of our product candidates;

•	our ability to further develop and expand our platform technology;

•	our ability to utilize our technology platform to generate and advance additional product candidates;

•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and our ability to grow a sales team;

•	the expected potential benefits of strategic collaborations with third parties and our ability to attract collaborators with development, regulatory and commercialization expertise;

•	the implementation of our strategic plans for our business and product candidates;

•	our estimates of the number of patients in the United States who suffer from the diseases we target and the number of patients that will enroll in our clinical trials;

•	the size of the market opportunity for our product candidates in each of the diseases we target;

•	the success of competing therapies that are or may become available;

•

our ability to obtain and maintain regulatory approval of our product candidates and the timing or likelihood of regulatory filings and approvals, including our expectation to seek special designations, such as orphan drug designation, for our product candidates for various diseases;

•	our plans relating to the further development and manufacturing of our product candidates, including additional indications for which we may pursue;

•	existing regulations and regulatory developments in the United States and other jurisdictions;

•	our potential and ability to successfully manufacture and supply our product candidates for clinical trials and for commercial use, if approved;

•	our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates;

•	our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

•	the scope of protection we are able to establish and maintain for intellectual property rights, including our technology platform and product candidates;

•	our ability to retain the continued service of our key personnel and to identify, hire, and then retain additional qualified personnel;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;

•	our financial performance;

•	the sufficiency of our existing cash, cash equivalents, and investments to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the impact of the COVID-19 pandemic on our business;

•	developments relating to our competitors and our industry, including competing product candidates and therapies;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	our anticipated use of our existing cash, cash equivalents, and investments and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations, and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events, or otherwise.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains estimates, projections, and other information concerning our industry, our business, and the markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market, and similar dataset forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys, and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which this data is derived. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $114.9 million, or approximately $132.2 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed public offering price of $49.20 per share, which is the last reported sale price of our shares of common stock on the Nasdaq Global Select Market on March 26, 2021, would increase or decrease, as applicable, the aggregate net proceeds to us from this offering by approximately $2.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $46.2 million, assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, and investments, to fund Phase 2 clinical trials for AMT-101, to fund Phase 1 clinical trials for AMT-126, and for our research programs, working capital, and other general corporate purposes.

The expected use of the net proceeds from this offering is based on our current plans and prevailing business conditions, which could change in the future as such plans and conditions evolve. The net proceeds from this offering, together with our cash, cash equivalents, and investments may not be sufficient for us to fund any of our product candidates through regulatory approval, and we may need to raise additional capital to complete the development and commercialization of our products. Based on current business plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents, and investments, will be sufficient to fund our planned operations for at least the next 12 months.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination to declare or pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, capital requirements general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and investments and capitalization as of December 31, 2020, as follows:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale and issuance of 2,500,000 shares of common stock in this offering at an assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth below is illustrative only and will depend on the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our financial statements and related notes included elsewhere in this prospectus and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2020
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents, and investments	$129,869	$244,739

Convertible preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual and adjusted	$—	$—
Stockholders’ equity:
Common stock, par value $0.0001 per share; 450,000,000 shares authorized, 35,121,360 shares issued and outstanding, actual; 450,000,000 shares authorized, 37,621,360 shares issued and outstanding, as adjusted	4	4
Additional paid-in capital	271,000	385,870
Accumulated other comprehensive income	27	27
Accumulated deficit	(139,358)	(139,358)

Total stockholders’ equity	131,673	246,543

Total capitalization	$131,673	$246,543

(1)

Each $1.00 increase or decrease in the assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021, would increase or decrease, as applicable, each of our as adjusted cash, cash equivalents, and investments, additional paid-in capital, total stockholders’ equity and total capitalization by $2.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our as adjusted cash, cash equivalents, and investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $46.2 million, assuming the public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock issued and outstanding, as adjusted in the table above, is based on the 35,121,360 shares of our common stock outstanding as of December 31, 2020, and excludes:

•	3,506,599 shares of common stock issuable upon exercise of options to purchase shares of our common stock, at a weighted-average exercise price of $6.27 per share;

•	1,079,400 shares of common stock issuable upon exercise of options granted after December 31, 2020, at a weighted-average exercise price of $53.80 per share;

•

3,369,246 shares of common stock reserved for future issuance under our 2020 Plan as of December 31, 2020, plus any future increases in the number of shares of common stock reserved for issuance under our 2020 Plan as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2020 Plan; and

•

314,006 shares of common stock reserved for future issuance under our ESPP, plus any future increases in the number of shares of common stock reserved for issuance under our ESPP as well as any automatic increases in the number of shares of common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of December 31, 2020 was $131.7 million, or $3.75 per share of our common stock. Our historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of outstanding shares of our common stock.

After giving further effect to our sale of 2,500,000 shares of common stock in this offering at an assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2020 would have been approximately $246.5 million, or approximately $6.55 per share. This represents an immediate increase in as adjusted net tangible book value per share of $2.80 to our existing stockholders and an immediate dilution in as adjusted net tangible book value per share of approximately $42.65 to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$49.20
Historical net tangible book value per share as of December 31, 2020	$3.75
Increase in historical net tangible book value per share attributable to new investors in this offering	2.80

As adjusted net tangible book value per share following this offering		6.55

Dilution per share to new investors purchasing shares in this offering		$42.65

Each $1.00 increase or decrease in the assumed public offering price of $49.20 per share, which is the last reported sale price of our shares of common stock on the Nasdaq Global Select Market on March 26, 2021, would increase or decrease, as applicable, our as adjusted net tangible book value as of December 31, 2020 after this offering by approximately $2.4 million, or approximately $0.06 per share, and would decrease or increase, as applicable, dilution to investors in this offering by approximately $0.06 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, our as adjusted net tangible book value as of December 31, 2020 after this offering by approximately $46.2 million, or approximately $1.03 per share or $1.08 per share, respectively, and would decrease or increase, as applicable, dilution to investors in this offering by approximately $1.03 per share or $1.08 per share, respectively, assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 375,000 additional shares at an assumed public offering price of $49.20 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on March 26, 2021, as adjusted net tangible book value per share after this offering would be approximately $6.95 per share, and the dilution in as adjusted net tangible book value per share to new investors would be approximately $42.25 per share.

The following table summarizes, on an as adjusted basis, as of December 31, 2020, the number of shares of common stock purchased from us, the total consideration paid, or to be paid and the weighted-average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed public offering price of $49.20 per share, which is the last reported sale price of our shares of common stock on The Nasdaq Global Select Market on March 26, 2021, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	35,121,360	93.4%	$271,003,751	68.8%	$7.72
Investors purchasing shares in this offering	2,500,000	6.6%	123,000,000	31.2%	$49.20

Total	37,621,360	100%	$394,003,751	100%

The dilution information discussed above is illustrative only and will change based on the actual offering price, the number of shares we sell and other terms of this offering that will be determined at pricing. The table above assumes no exercise of the underwriters’ option to purchase 375,000 additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 92.4% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to 7.6% of the total number of shares outstanding after this offering.

The foregoing tables and calculations (other than historical net tangible book value calculations) are based on the 35,121,360 shares of our common stock outstanding as of December 31, 2020, and excludes:

•	3,506,599 shares of common stock issuable upon exercise of options to purchase shares of our common stock, at a weighted-average exercise price of $6.27 per share;

•	1,079,400 shares of common stock issuable upon exercise of options granted after December 31, 2020, at a weighted-average exercise price of $53.80 per share;

•

3,369,246 shares of common stock reserved for future issuance under our 2020 Plan as of December 31, 2020, plus any future increases in the number of shares of common stock reserved for issuance under our 2020 Plan as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2020 Plan; and

•

314,006 shares of common stock reserved for future issuance under our ESPP as of December 31, 2020, plus any future increases in the number of shares of common stock reserved for issuance under our ESPP as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including those described in the section titled “Special Note Regarding Forward Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the section titled “Risk Factors” appearing elsewhere in this prospectus.

Overview

We are a clinical-stage biopharmaceutical company leveraging our proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. Our proprietary technology platform allows us to exploit existing natural cellular trafficking pathways to facilitate the active transport of diverse therapeutic payloads across the IE barrier. Active transport is an efficient mechanism that uses the cell’s own machinery to transport materials across the IE barrier. We believe that our ability to exploit this mechanism is a key differentiator of our approach. We are developing oral biologic product candidates in patient-friendly dosage forms that are designed for either targeting local GI tissue or entering systemic circulation to precisely address the relevant biology of a disease. We are building a portfolio of oral product candidates based on our technology platform including our most advanced product candidate, AMT-101, a GI-selective oral fusion of IL-10 and our proprietary carrier molecule that has completed a Phase 1b clinical trial in patients with UC. We have initiated Phase 2 clinical trials of AMT-101 in UC and related inflammatory indications. Our second product candidate, AMT-126, is a GI-selective oral fusion of IL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. We submitted a clinical trial application (CTA) for AMT-126 in December 2020 and began dosing healthy volunteers in a Phase 1a clinical trial for AMT-126 in February 2021. Our technology platform enables us to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and RNA therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Since the date of our incorporation in Delaware on November 21, 2016, we have devoted substantial resources to research and development activities, including research activities such as drug discovery, preclinical studies, and clinical trials as well as development activities such as the manufacturing of clinical and research material, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations.

We do not currently have any products approved for sale, and we have not generated any revenue from product sales. Our ability to generate product revenue sufficient to achieve profitability, if ever, will depend on the successful development of one or more of our product candidates which we expect will take a number of years. Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of our product candidates. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. While we may commit significant financial and management resources to commercial activities, we may also consider collaborating with one or more pharmaceutical companies to enhance our commercial capabilities.

Manufacturing of protein therapeutics is a complex process and represents a critical path to creating oral biologic therapeutics and a key component of our long-term success. We have spent significant resources to date on developing our current manufacturing processes and know-how to produce sufficient supply and optimize functionality. We have activated a new facility located in South San Francisco where we manufacture clinical drug supply. While we have successfully manufactured AMT-101 and AMT-126 clinical drug supply at our internal facility, we may need to scale our manufacturing operations to manufacture sufficient supply needed to advance any of our product candidates in preclinical studies and clinical trials. Accordingly, we will be required to make significant investments to expand our manufacturing facilities in the future, and our efforts to scale our internal manufacturing capabilities are subject to risks.

In addition, even after the completion of our in-house manufacturing facility, we expect to continue to rely on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our product candidates, as well as for our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

Since the date of our incorporation, we have incurred significant losses and negative cash flows from operations. During the year ended December 31, 2020, we incurred a net loss of $66.6 million and used $58.9 million of cash in operations. As of December 31, 2020, we had an accumulated deficit of $139.4 million and do not expect positive cash flows from operations in the foreseeable future. We expect to continue to incur significant and increasing losses for the foreseeable future, and our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities.

To date, we have financed our operations primarily through the private placements of convertible preferred stock and the issuance of common stock upon the completion of our IPO. We completed our IPO in June 2020 and received net proceeds of approximately $160.6 million after deducting underwriting discounts and commissions and offering costs, net of offering costs of $0.2 million paid in 2019.

We expect our expenses will increase significantly in connection with our ongoing activities, as we:

•	advance product candidates through preclinical studies and clinical trials;

•	pursue regulatory approval of product candidates;

•	continue to invest in our technology platform;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•	implement operational, financial and management information systems;

•	hire additional personnel;

•	buildout and expand our in-house manufacturing capabilities;

•	continue to operate as a public company;

•	expand our pipeline of product candidates;

•	obtain, maintain, expand, and protect our intellectual property portfolio; and

•	establish a sales, marketing, and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval and related commercial manufacturing build-out.

As a result, we will require substantial additional capital to develop our product candidates and fund operations for the foreseeable future. Until such time as we can generate sufficient revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, and could force us to delay, reduce or eliminate our drug development or future commercialization efforts. We may also be required to grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves. The amount and timing of our future funding requirements will depend on many factors including the pace and results of our development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Based on our current operating plan, we believe that our existing cash, cash equivalents, and investments will be sufficient to fund our planned operations through at least the next 12 months. We have based this projection on assumptions that may be inaccurate and as a result, we may utilize our capital resources sooner than we expect.

COVID-19

As a result of the COVID-19 pandemic, we could experience disruptions that severely impact our business. For example, the COVID-19 pandemic could result in delays to our clinical trials and preclinical studies for numerous reasons including difficulties in enrolling patients or healthy volunteers, diversion of healthcare resources away from the conduct of clinical trials, delays in receiving regulatory authorities to initiate clinical trials, and delays in receiving supplies to conduct clinical trials and preclinical studies. As of December 31, 2020, we were not aware of any contingencies and no estimates were recorded on our financial statements. In addition, future developments from the COVID-19 pandemic are highly uncertain and cannot be predicted.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales or otherwise and do not expect to generate any revenue for the foreseeable future.

Operating Expenses

We classify operating expenses into two main categories: (i) research and development expenses and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of external and internal expenses incurred in connection with our research activities and development programs.

These expenses include, but are not limited to:

•	External expenses, consisting of:

•	clinical trials—expenses associated with CROs for managing and conducting clinical trials and sample analysis;

•	materials—expenses associated with laboratory supplies and other materials;

•	preclinical studies—expenses associated with preclinical studies performed by vendors;

•	contract manufacturing—expenses associated with manufacturing clinical trial materials including under agreements with CDMOs and other vendors; and

•	other research and development—expenses associated with consulting and other external expenses.

•	Internal expenses, consisting of:

•	personnel—personnel expenses including salaries, bonuses, benefits, and stock-based compensation expense; and

•	equipment, depreciation, and facility—expenses associated with service and repair of equipment, equipment depreciation, and allocated facility costs for research and development occupied space.

To date, the vast majority of these expenses have been incurred to advance our most advanced product candidate, AMT-101. We expect that significant additional spending will be required to progress AMT-101 through the remainder of the clinical development phases. These expenses will primarily consist of expenses for the administration of clinical studies as well as manufacturing costs for clinical material supply.

In addition, we have incurred minimal expenses in connection with our second product candidate, AMT-126, including expenses for internal animal studies and preclinical studies performed at contract research organizations. We expect that significant additional spending will be required as we progress AMT-126 through clinical trials. We have also incurred minimal expenses to expand our development pipeline and for general discovery research. We expect spending for these early-stage research and development activities to increase for the foreseeable future. We deploy our personnel, equipment, and facility resources across all our research and development activities.

Research and development expenses are recognized as they are incurred. If deposits are required by external vendors, the non-current portion of the deposit is included as a prepaid expense until the related services are provided.

At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. We expect our research and development expenses to increase significantly in the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, as our product candidates advance into later stages of development, as we begin to conduct larger clinical trials, as we seek regulatory approvals for any product candidates that successfully complete clinical trials, and incur expenses associated with hiring additional personnel to support our research and development efforts. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, the successful development of our product candidates is highly uncertain, and we may never succeed in achieving regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development, and other administrative functions. General and administrative expenses also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs not otherwise included in research and development expenses, and public company expenses such as costs associated with compliance with the rules and regulations of the SEC and those of the Nasdaq Stock Market.

We expect that our general and administrative expenses will continue to increase significantly in the foreseeable future as additional administrative personnel and services are required to manage these functions of a public company and as our pipeline of product candidates expands.

Interest Income, Net and Other Expense, Net

Interest income, net and other expense, net primarily consists of interest income earned on our cash, cash equivalents, and investments, realized gain and loss on investments, interest expense from capital lease obligations, and net losses on foreign currency transactions related to third-party contracts with foreign-based vendors.

Results of Operations

Comparisons of the Years Ended December 31, 2020 and 2019

	Year Ended December 31,
	2019	2020	Change
		(in thousands)
Operating expenses:
Research and development	$24,316	$53,936	$29,620
General and administrative	3,974	12,746	8,772

Total operating expenses	28,290	66,682	38,392

Loss from operations	(28,290)	(66,682)	(38,392)
Interest income, net	273	229	(44)
Other expense, net	(26)	(111)	(85)

Net loss	$(28,043)	$(66,564)	$(38,521)

Research and Development Expenses

Research and development expenses were $53.9 million for the year ended December 31, 2020, compared to $24.3 million for the year ended December 31, 2019. The overall increase in research and development expenses was primarily related to higher expenses associated with clinical trials, preclinical studies, materials, compensation, contract manufacturing and facilities related expenses. In particular, clinical, preclinical and materials expenses increased primarily due to progressing our most advanced product candidate, AMT-101, through the completion of Phase 1 studies, initiating AMT-101 Phase 2 studies, and progressing AMT-126 through the initiation of AMT-126 Phase 1 studies. The following table sets forth the primary external and internal research and development expenses for the periods presented below (in thousands).

	Year Ended December 31,
	2019	2020	Change
External expenses:
Clinical trials	$5,084	$13,644	$8,560
Materials	2,204	7,168	4,964
Preclinical studies	1,874	5,990	4,116
Contract manufacturing	3,498	4,280	782
Other research and development	1,504	1,913	409
Internal expenses:
Personnel	6,184	13,431	7,247
Equipment, depreciation, and facility	3,968	7,510	3,542

Total research and development expenses	$24,316	$53,936	$29,620

General and Administrative Expenses

General and administrative expenses were $12.7 million for the year ended December 31, 2020 compared to $4.0 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily related to an increase of $3.4 million in personnel and administrative costs due to an increase in headcount and an increase of $4.9 million in professional fees.

Interest Income, Net

Interest income, net was comparable for the year ended December 31, 2020 and the year ended December 31, 2019.

Other Income, Net

Other income, net was $0.1 million for the year ended December 31, 2020, compared to less than $0.1 million for the year ended December 31, 2019. For both fiscal 2019 and fiscal 2020, Other income, net primarily consists of realized gains on foreign currency transactions.

Liquidity and Capital Resources

We believe that our existing cash, cash equivalents, and investments as of December 31, 2020 will be sufficient to fund our current operating plan through at least the next 12 months.

Since the date of our incorporation, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from operations. We anticipate that we will continue to incur net losses for the foreseeable future. Our operations have been financed primarily by net proceeds from sales of our convertible preferred stock and common stock through our IPO. As of December 31, 2020, we had an accumulated deficit of $139.4 million. As of December 31, 2020, we had cash, cash equivalents, and investments of $129.9 million.

Future Funding Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval and commercialize any of our product candidates, and we do not know when, or if at all, that will occur. We will continue to require additional capital to develop our product candidates and fund operations for the foreseeable future. Our primary uses of cash are to fund our operations, which consist primarily of research and development expenses related to our programs, and to a lesser extent, general and administrative expenses. We expect our expenses to continue to increase in connection with our ongoing activities as we continue to advance our product candidates. In addition, we expect to incur additional costs associated with operating as a public company.

We may seek to raise capital through public equity or debt financings, collaborative agreements or other arrangements with other companies, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

•	the progress, costs, trial design, results of and timing of our various clinical trials of AMT-101;

•	the progress, costs and results of our research pipeline;

•

the willingness of the FDA, EMA, or other regulatory authorities to accept our AMT-101 clinical trials, as well as data from our completed and planned clinical trials and preclinical studies and other work, as the basis for review and approval of AMT-101 for various indications;

•	the outcome, costs and timing of seeking and obtaining FDA, EMA, and any other regulatory approvals;

•	the number and characteristics of drug candidates that we pursue;

•	our ability to manufacture sufficient quantities of our drug candidates;

•	our need to expand our research and development activities;

•

the costs associated with manufacturing our product candidates, including building-out and expanding our own manufacturing facilities, and establishing commercial supplies and sales, marketing, and distribution capabilities;

•	the costs associated with securing and establishing commercialization;

•	the costs of acquiring, licensing, or investing in businesses, drug candidates, and technologies;

•

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense, and enforcement of any patents or other intellectual property rights;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	the effect of competing drugs and drug candidates and other market developments;

•	the timing, receipt, and amount of sales from our potential products;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•	the economic and other terms, timing of and success of any collaboration, licensing or other arrangements which we may enter in the future; and

•	the effects of the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide from the COVID-19 pandemic.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others the rights to our product candidates in certain territories or indications that we would prefer to develop and commercialize ourselves. In addition, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash, cash equivalents, and restricted cash for the periods presented below (in thousands):

	Year Ended December 31,
	2019	2020
Net cash used in operating activities	$(26,967)	$(58,894)
Net cash used in investing activities	(22,134)	(109,286)
Net cash provided by financing activities	41,648	161,296

Net decrease in cash, cash equivalents and restricted cash	$(7,453)	$(6,884)

Cash Used in Operating Activities

For the year ended December 31, 2020, net cash used in operating activities was $58.9 million, which consisted of a net loss of $66.6 million, offset by a net increase of $2.9 million in our net operating assets and liabilities and $4.8 million in non-cash charges. The net increase in our operating assets and liabilities was primarily due to net increases of $3.5 million in accounts payable and accrued expenses and a decrease of $0.5 million in other assets, partially offset by a net decrease of $1.1 million in prepaid expenses and other current assets. The non-cash charges primarily consisted of stock-based compensation expense of $3.1 million and depreciation of $1.8 million, partially offset by net accretion of discounts on investments of $0.1 million.

For the year ended December 31, 2019, net cash used in operating activities was $27.0 million, which consisted of a net loss of $28.0 million and a net decrease of $0.1 million in our net operating assets and liabilities, offset by $1.1 million in non-cash charges. The net decrease in our operating assets and liabilities was primarily due to a decrease in accounts payable and accrued expenses of $0.6 million and an increase in other assets of $0.5 million, partially offset by a decrease of $1.0 million in accrued expenses. The non-cash charges primarily consisted of depreciation of $0.7 million and stock-based compensation expense of $0.5 million.

Cash Used in Investing Activities

For the year ended December 31, 2020, cash used in investing activities was $109.3 million related primarily to the purchase of investments of $188.2 million, the purchase of property and equipment of $5.3 million, offset by the sales and maturities of investments of $84.2 million.

For the year ended December 31, 2019, cash used in investing activities was $22.1 million related primarily to the purchase of investments of $20.6 million, the purchase of property and equipment of $2.1 million, offset by the sales and maturities of investments of $0.6 million.

Cash Provided by or Used in Financing Activities

For the year ended December 31, 2020, cash provided by financing activities was $161.3 million, consisting primarily of net proceeds of $160.8 million received from the issuance of common stock in our IPO and proceeds received from the stock option exercises of $0.6 million, offset by principal payments for the capital lease of $0.1 million.

For the year ended December 31, 2019, cash provided by financing activities was $41.6 million, consisting primarily of net proceeds received from the issuance of convertible preferred stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020 (in thousands):

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 years	Total
Operating lease commitments(1)	$2,123	$3,156	$1,000	$—	$6,279
Capital lease commitments(2)	274	425	—	—	699

Total	$2,397	$3,581	$1,000	$—	$6,978

(1)	Payments due for our headquarters and manufacturing facility
(2)	Payments due for certain laboratory equipment.

Total minimum future lease payments of approximately $47.2 million for a lease that has not commenced as of December 31, 2020 is not included in the table above or in the lease liability in financial statements, as we do not yet have control of the underlying asset. The lease is expected to commence in October 2021 with a base lease term of eight years.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

The economic uncertainty in the current environment caused by the COVID-19 pandemic could limit our ability to accurately make and evaluate our estimates and judgments. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include personnel and labor costs related to clinical trials, preclinical studies, contract manufacturing and facilities for laboratory space used for research and development activities.

Accrued Research and Development Expenses

We record accruals for estimated costs of research, preclinical and manufacturing development within accrued expenses in our balance sheets which are significant components of research and development expenses. A substantial portion of our ongoing research and development activities is conducted by third-party service providers, including CROs and CDMOs. Our contracts with the CROs and CDMOs generally include fees such as initiation fees, reservation fees, costs related to animal studies and safety tests, verification run costs, materials and reagents expenses, taxes, etc. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. We accrue the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements. We determine the estimated costs through discussions with internal personnel and external service providers as to the progress, or stage of completion or actual timeline of the services and the agreed-upon fees to be paid for such services.

If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust accrued expenses or prepaid expenses accordingly, which impact research and development expenses.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of research and development expenses.

Stock-Based Compensation Expense

We account for stock-based compensation expense by measuring and recognizing compensation expense for all share-based awards made to employees and non-employees based on estimated grant-date fair values. We use the straight-line method to allocate compensation cost to reporting periods over the requisite service period, which is generally the vesting period. We recognize actual forfeitures by reducing the stock-based compensation expense in the same period as the forfeitures occur. We estimate the fair value of share-based awards to employees and non-employees using the Black-Scholes option-pricing valuation model. The Black-Scholes model requires the input of subjective assumptions, including fair value of common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield, which are described in greater detail below.

Estimating the fair value of equity-classified awards as of the grant date using the Black-Scholes option pricing model is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. These inputs are as follows:

•

Fair value of common stock—Prior to our IPO, as there has been no public market for our common stock, the fair value of our common stock was determined by our board of directors based in part on valuations of our common stock prepared by a third-party valuation firm. Subsequent to our IPO, the fair value of our common stock is determined based upon the closing market price on the date of grant.

•

Expected term—The expected term represents the period that our options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). We have very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock option grants.

•

Expected volatility—Since we do not have enough trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biopharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, life cycle stage, or area of specialty. We will continue to apply this process until enough historical information regarding the volatility of our own stock price becomes available.

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the options.

•	Expected dividend yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

For options granted to non-employee consultants, the fair value of these options is also measured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected term which is assumed to be the remaining contractual life of the option.

We will continue to use judgment in evaluating the expected volatility, expected terms, and interest rates utilized for our stock-based compensation expense calculations on a prospective basis.

Indemnification

In the ordinary course of business, we enter into agreements that may include indemnification provisions. As permitted under Delaware law and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. We are also party to indemnification agreements with our officers and directors. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments we could be required to make under these provisions is not determinable. We have never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. We are not currently aware of any indemnification claims. We also maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. Accordingly, we have not recorded any liabilities for these indemnification rights and agreements as of December 31, 2020 and 2019.

Emerging Growth Company Status

We are an emerging growth company (EGC), as defined in the JOBS Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) December 31, 2025, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-years.

Recently Adopted Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition and our results of operations.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. As a result of becoming a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of the registration statement of which this prospectus is a part or the date we are no longer an EGC as defined in the JOBS Act, if we take advantage (as we expect to do) of the exemptions contained in the JOBS Act. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of December 31, 2020, we had cash, cash equivalents, and investments of $129.9 million, consisting of U.S. Treasury securities and interest-bearing money market accounts for which the fair market value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash, cash equivalents, and investments. We do not believe that inflation, interest rate changes, or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

There was no material foreign currency risk for the year ended December 31, 2020.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company leveraging our proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. Our proprietary technology platform allows us to exploit existing natural cellular trafficking pathways to facilitate the active transport of diverse therapeutic payloads across the intestinal epithelium (IE) barrier. Active transport is an efficient mechanism that uses the cell’s own machinery to transport materials across the IE barrier. We believe that our ability to exploit this mechanism is a key differentiator of our approach. We are developing oral biologic product candidates in patient-friendly dosage forms that are designed for either targeting local gastrointestinal (GI) tissue or entering systemic circulation to precisely address the relevant biology of a disease. We are building a portfolio of oral product candidates based on our technology platform including our most advanced product candidate, AMT-101, a GI-selective oral fusion of interleukin 10 (IL-10) and our proprietary carrier molecule that has completed a Phase 1b clinical trial in patients with ulcerative colitis (UC). We have initiated Phase 2 clinical trials of AMT-101 in UC and related inflammatory indications. Our second product candidate, AMT-126, is a GI-selective oral fusion of interleukin 22 (IL-22) and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. We submitted a clinical trial application (CTA) for AMT-126 in December 2020 and began dosing healthy volunteers in a Phase 1a clinical trial for AMT-126 in February 2021. Our technology platform enables us to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and ribonucleic acid (RNA) therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Our most advanced product candidate, AMT-101, is a GI-selective, oral fusion of recombinant human (rh) IL-10 and our proprietary carrier molecule that has been designed for active transport across the IE barrier into local GI tissue. IL-10 is a potent immunomodulatory cytokine that is known to be the master regulator of immune homeostasis, including within GI mucosal tissue. While previous clinical trials conducted by others in the field with systemic IL-10 demonstrated efficacy in UC and Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier, but not enter the bloodstream, which we believe may offer significant efficacy and safety benefits compared to systemic IL-10 administration. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue. In our Phase 1b clinical trial, after 14 days of treatment, UC patients treated with AMT-101 showed trends of improvement in objective disease markers such as fecal calprotectin (FCP) and histopathologic scores. We also observed that, in addition to impacting local disease markers, AMT-101 was also able to show trends to improvement in systemic markers of inflammation, such as C-reactive protein (CRP). Importantly, in our Phase 1a clinical trial in healthy volunteers and our Phase 1b clinical trial in patients with UC, no serious adverse events were observed with only negligible levels of AMT-101 detected in systemic circulation.

As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used, as a monotherapy or in combination with other therapeutic agents, in biologic-naïve moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. There is a heightened medical need for oral non-systemic, locally-acting immunomodulators that are distinct from systemic immuno-suppressive drugs. Therefore, we have initiated a broad Phase 2 clinical program for AMT-101 including having dosed patients in our LOMBARD Phase 2 clinical trial as a monotherapy for moderate to severe UC patients. Recent evidence is emerging that UC patients who respond poorly or are no longer responding to anti-tumor necrosis factor alpha (anti-TNFa) therapy have low levels of endogenous tissue levels of IL-10. Based on the safety profile of AMT-101 observed to date, we have initiated the MARKET Phase 2 clinical trial as we believe it may be used in combination with other therapies that are both approved and in development. We have also initiated and dosed patients in the FILLMORE Phase 2 clinical trial as a monotherapy in patients with chronic pouchitis. Finally, based on the observation that AMT-101 can impact systemic markers of inflammation, we have initiated and dosed patients in the CASTRO Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with active rheumatoid arthritis (RA) who have had an inadequate response to anti-TNFa monotherapy.

Our second product candidate, AMT-126, is a GI-selective oral fusion of IL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. IL-22 is a cytokine that repairs functional and structural defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the intestinal tissue, thereby repairing the IE barrier and supporting mucosal healing, potentially translating into clinically meaningful improvements in a broad range of GI-focused, peripheral inflammatory and other diseases. While previous clinical trials conducted by others in the field with systemic rhIL-22 demonstrated efficacy in UC, significant toxicities associated with systemic administration have been observed. We have designed AMT-126 to cross the IE barrier, but not enter the bloodstream, which we believe may offer significant efficacy and safety benefits compared to systemic rhIL-22 administration. We submitted a CTA for AMT-126 in December 2020 and began dosing healthy volunteers in a Phase 1a clinical trial in February 2021.

The global biologic therapeutics market has been estimated to be approximately $230.0 billion per year across numerous indications and targets. While our initial focus is on developing novel, oral biologic therapeutics to treat severe autoimmune, inflammatory, and metabolic diseases, any disease that can be treated with a biologic therapeutic is conceivably a candidate for our technology. In many diseases, oral administration of GI-selective biologics may confer inherent advantages over systemic dosing based on the premise that the gut is the primary site of convergence of several core biology axes. At least 70% of the body’s immune system resides in the gut so oral administration provides direct access to key pathways of mucosal immunology. Furthermore, the oral route provides access to the gut-brain and gut-endocrine axes. Our objective is to maximize the value of the technology by continuing to develop a pipeline of novel, differentiated products against well-established and clinically-validated targets in sizable markets where our technology can improve safety and efficacy in addition to offering a patient-friendly oral form.

Our Pipeline and Research Programs

We are leveraging our proprietary technology platform to design and develop a pipeline of oral biologic product candidates with differentiated profiles designed to address autoimmune, inflammatory, metabolic, and other diseases, as shown below. We own intellectual property rights to our technology platform and hold worldwide rights to all of our product candidates.

Our pipeline chart is shown below in Figure 1.

Figure 1. Our Pipeline and Research Programs

Our Pipeline

AMT-101

AMT-101 is a GI-selective oral fusion of rhIL-10 and our proprietary carrier molecule. We have completed a Phase 1b clinical trial of AMT-101 in UC. IL-10 is an immunomodulatory cytokine that is known to be the master regulator of GI mucosal homeostasis. While previous clinical trials conducted by others in the field with systemic rhIL-10 demonstrated efficacy in Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier while not entering the bloodstream, thereby focusing the drug directly at the site of action of the underlying biology of the disease in the GI tissue and, therefore, potentially avoiding the side effects observed with systemic administration.

In a Phase 1a clinical trial in healthy volunteers, AMT-101 was well tolerated without the previous toxicities typically associated with IL-10 systemic administration. In a Phase 1b clinical trial in patients with UC, after 14 days of treatment, reductions in objective disease markers of intestinal inflammation such as fecal calprotectin and histopathologic scores were observed, suggesting that the patients experienced a rapid clinical response. The localization of AMT-101 in the gut has been further demonstrated in non-human primate (NHP) studies where oral AMT-101 administration was shown to induce a systemic pharmacodynamic response with only negligible levels of AMT-101 detected in systemic circulation.

By design, AMT-101 is actively transported through the IE barrier into the GI tissue, the primary site of inflammation in UC, a disease with approximately 2.2 to 2.4 million patients in the United States and Europe according to a 2014 report. As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used in biologic-naïve, moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. The U.S. Food and Drug Administration (FDA) has cleared our investigational new drug (IND) application for oral AMT-101 for the treatment of patients with moderate to severely active UC. We have initiated a broad Phase 2 global clinical program for AMT-101 including having dosed patients in our LOMBARD Phase 2 clinical trial as a monotherapy for moderate to severe UC patients. In addition, since AMT-101 is a non-systemic, non-immunosuppressive immunomodulator, we believe AMT-101 could provide benefit when used in combination with existing marketed products to improve clinical response and induction of clinical remission. Therefore, we have initiated the MARKET Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with moderately to severely active UC. We have also initiated and dosed patients in our FILLMORE Phase 2 clinical trial as a monotherapy in patients with chronic pouchitis. Finally, based on the observation that AMT-101 can impact systemic markers of inflammation, we have initiated and dosed patients in our CASTRO Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with active RA who have had an inadequate response to anti-TNFa monotherapy. We anticipate top-line data readouts for our Phase 2 clinical trials beginning in the second half of 2021 and into 2022.AMT-126

AMT-126 is a GI-selective oral fusion of rhIL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. IL-22 is a cytokine that repairs functional and structural defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the intestinal tissue, thereby repairing the IE barrier and supporting mucosal healing, potentially translating into clinically meaningful improvements in a broad range of GI-focused, peripheral inflammatory and other diseases. We believe that our GI-selective AMT-126 may be safer than systemically administered treatments, because AMT-126 is designed to not enter a patient’s bloodstream, therefore avoiding the potential side effects observed with other previously systemically administered rhIL-22 candidates.

In preclinical development, AMT-126 demonstrated activity in animal models of intestinal inflammation, as well as the induction of markers associated with the repair of IE barrier function defects. The localization of AMT-126 in GI tissue has been further demonstrated in several preclinical studies. Despite being localized to the GI tissue, we have observed in animal models that AMT-126 can also impact systemic markers of inflammation.

By targeting AMT-126 to the IE barrier, we believe our therapy may translate to clinically meaningful reductions in disease activity. As a locally targeted, GI-selective biologic therapeutic, AMT-126 has the potential to address IE barrier function defects linked to a wide array of diseases, including celiac disease, a disease with no approved therapies, UC, Graft-versus-Host Disease (GVHD), and a number of peripheral diseases secondary to GI dysfunction, such as psoriatic arthritis (PsA) and other spondyloarthropathies (SpA). We submitted a CTA for AMT-126 and are conducting a Phase 1 clinical program similar to that which we conducted with AMT-101 including a Phase 1a single ascending dose in healthy volunteers, which we began dosing in February 2021, followed by a Phase 1b clinical trial in patients with a certain disease associated with intestinal barrier defects. Topline oral AMT-126 Phase 1a/b data in healthy volunteers and patients are anticipated in 2022.

Research Programs

Our technology platform is enabling the generation of a pipeline of earlier-stage product candidates spanning multiple therapeutic areas that can either be targeted to GI tissue or released into blood for broader systemic exposure. While our most advanced product candidates, AMT-101 and AMT-126, are novel, oral biologic therapeutics to treat autoimmune and inflammatory diseases, any disease which can be treated with a biologic therapeutic is conceivably a candidate for our technology. Our research programs are focused on expanding into indications with high unmet medical needs and sizable potential, including other gastroenterological and metabolic diseases. We believe these programs demonstrate the applicability of our technology platform across a wide range of biological therapeutics and diseases.

We are working on several, and what we believe are promising, research-stage peptides, proteins, and antibodies including: an oral GI-selective construct of glucagon-like peptide 2 (GLP-2) for gastroenterological indications, such as short bowel syndrome (SBS); an oral glucagon-like peptide 1 (GLP-1) for local GI and systemic exposure to treat metabolic diseases and other disorders; oral antibody constructs for multiple indications; and an oral human growth hormone (hGH) for growth hormone deficiency and related indications.

Our Strategy

Our goal is to transform the biopharmaceuticals landscape by developing novel, targeted oral biologic product candidates that have enhanced efficacy and safety profiles and are more patient-friendly compared to current injection or IV infusion therapies. We believe that our technology platform has the ability to generate products with differentiated product profiles that have significant potential to treat acute and chronic diseases with substantial unmet medical needs. We have prioritized our development efforts based on our assessment of the probability of clinical and regulatory success, unmet medical need, and potential market opportunity.

The key tenets of our business strategy to achieve our goal are as follows:

•

Advance oral AMT-101 through clinical development across multiple indications. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue and only negligible levels of AMT-101 have been detected in blood, by design. We have observed a pharmacodynamic response in the GI tissue and importantly, no serious adverse events. In addition to the local tissue response, we have also observed clinical response in blood, suggesting that AMT-101 has the potential to be used for local and peripheral inflammatory and immune disorders. We have initiated Phase 2 clinical trials with AMT-101 in UC as well as other inflammatory diseases.

•

Advance our second product candidate, oral AMT-126, through clinical development. Oral AMT-126 is designed to act in local GI tissue and repair defects in the IE barrier caused by the activation of the innate immune system. In preclinical studies, oral AMT-126 has shown activity in relevant animal models of diseases arising from IE barrier function defects. We submitted a CTA for AMT-126 and initiated a Phase 1a clinical trial for AMT-126 in February 2021.

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Continue to expand our pipeline of novel, differentiated, oral biologic product candidates to maximize the full potential of our technology platform. We plan to expand our pipeline of novel, differentiated, oral biologic therapeutics. We believe our technology platform has the potential to target therapeutics to local GI tissue or to enter into systemic circulation to precisely address the underlying disease biology. To this end, we have designed and continue to develop oral biologic product candidates that leverage the multitude of diverse biological targets expressed in the GI tissue. These therapeutic targets have broad impact across multiple therapeutic areas such as immunology, metabolic, and central nervous system diseases. A current example of programs targeted to GI tissue includes GLP-2 and we continue to evaluate other new product opportunities. In addition, we are also developing product candidates where we engineer therapeutic proteins and peptides such as hGH and GLP-1 to enter into systemic circulation. By continuing to strengthen and expand our pipeline of oral biologic product candidates, we believe we can potentially address unmet medical needs in ways the current generation of therapeutic modalities cannot.

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Expand technology platform capabilities. Based on our fundamental understanding of epithelial biology and protein engineering, we are able to build on our existing core technology platform to broaden its applications. For example, we are developing novel approaches to engineer constructs that comprise our proprietary carrier system and oligonucleotides (e.g., RNA therapeutics) for intracellular targeting. We are also expanding our capabilities in broad antibody engineering formats, including antigen-binding fragment (Fab) and single-chain variable fragment (scFv) constructs, where antagonist strategies are required. In addition, our pharmaceutical engineering expertise enables the rapid development of advanced dosage forms, including tablets that release drugs along specific segments of the intestinal tract to target certain disease pathologies. We are investing to further innovate and expand our technology platform and development capabilities into new areas of epithelial biology transport and establish new avenues for therapeutics.

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Evaluate and selectively enter into strategic partnerships to maximize the potential of our pipeline and our technology platform. Although we hold worldwide rights to all of our product candidates, given our technology platform’s potential to generate novel oral biologic product candidates addressing a wide variety of therapeutic areas, we may opportunistically enter into strategic partnerships around certain targets, product candidates, or disease areas. These collaborations could help expand and accelerate our programs to maximize their worldwide market potential and expand our technology platform’s capabilities.

Our Team

We are led by a management team with substantial scientific, drug development, and commercialization experience across relevant disciplines including epithelial biology, immunology, gastroenterology, hepatology, clinical development, protein science and engineering, translational science and biomarker development, peptide chemistry, formulation development, manufacturing, and quality. Our executives have held successful and diverse roles leading research, clinical development, strategy, corporate development and operational functions at large biopharmaceutical companies, venture-backed start-ups, public biotechnology companies, and academia having worked at companies such as Genentech, Inc. (now a member of Roche Holding Ltd.), Amgen Inc., Novartis AG, Eli Lilly and Co., Gilead Sciences, Inc., Biomarin Pharmaceutical Inc., Boehringer Ingelheim International GmbH, Kythera Biopharmaceuticals, Inc., NGM Biopharmaceuticals Inc., Protagonist Therapeutics, Inc., and Affymax, Inc.. We were founded by our Chief Executive Officer, Tahir Mahmood, Ph.D., and our Chief Scientific Officer, Randall Mrsny, Ph.D., who have extensive backgrounds in epithelial biology, biopharmaceutical technologies, and delivery of pharmaceutical products. Members of our leadership team have been involved in the discovery, development, manufacturing and commercialization of multiple marketed products across various therapeutic areas, including Activase, Aldurazyme, Atripla, Complera, Enbrel, Entyvio, Harvoni, Jyseleca, Kogenate, Kybella, Naglazyme, Neulasta, Nutropin, Parsabiv, Prolia/Xgeva, Pulmozyme, Sovaldi, Udenyca, Veltassa, and Xolair, as well as product candidates currently in registration or development. Our leadership is complemented by a team of researchers and biologics development experts, the majority of whom hold Ph.D., M.D., or other graduate degrees.

Our Proprietary Oral Biologics Technology Platform

Shortcomings of Current Biologic Therapeutics

Biologic therapeutics provide enormous therapeutic potential because of their high specificity, potency, and ability to target disease-modifying pathways. However, since the IE is a robust natural barrier for the absorption of proteins and peptides, it is difficult to deliver biologic therapeutics orally. Therefore, the systemic, injection or infusion, route is the primary route of administration for biologic therapeutics. The IE barrier represents a significant challenge for drug developers.

The gut is the primary site of convergence of several core biology axes that impact virtually every organ system, including immunological, endocrine and neural. At any given time, over 70% of an individual’s immune system resides in the lamina propria, which is the target-rich tissue of the intestinal tract. However, the currently marketed biologic therapeutics are only able to efficiently access these key biological pathways if the therapeutics are delivered in high doses systemically. Large doses of systemically injected therapeutics could lead to toxicities because they will reach not only the targeted tissue, but also other tissues in the body.

Our Technology Platform

We have identified a series of trafficking pathways that are used by microbes to actively transfer proteins across the IE barrier. By leveraging the natural pathways and proteins, we have demonstrated that it is possible to actively transport biologic therapeutics across the IE barrier by oral administration in animals and humans.

Cholix is a protein secreted by Vibrio cholerae that translocates across the IE barrier of the intestine. We have identified the protein sequences along the cholix molecule responsible for trafficking across the IE barrier and targeting immune cells in the GI tissue. This mechanism is based on active, receptor-mediated processes that naturally transport proteins. Our proprietary technology platform creates a fusion protein containing engineered protein translocation sequences of cholix (the AMT carrier) and any protein of interest, which we refer to as the therapeutic payload, to create a novel biologic that can be transported across the IE barrier. Trafficking across IE cells is an active transport process involving uptake at the luminal surface, movement of vesicles through the cells, and release at the basal surface, that utilize dynamic interactions with endogenous elements of the cell.

Figure 2 illustrates the distinction between our proprietary active transport approach and that of traditional passive diffusion approaches.

Figure 2. Distinction between our proprietary active transport approach and passive diffusion

Figure 3 illustrates our ability to leverage the translocation mechanism of cholix and either actively target the biologic therapeutics to the GI tissue or enter into systemic circulation to precisely address the relevant biology of a disease.

Figure 3. Targeting oral biologic therapeutics to different locations depending on disease biology

Advantages of our Technology Platform

Our technology platform establishes a new paradigm to orally deliver biologic therapeutics. We believe that AMT-101 has demonstrated clinical PoC for our technology platform by enabling the active transport and rapid absorption of an orally-administered biologic therapeutic. We believe that our technology offers several advantages:

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Active transport across the IE barrier: Most strategies that have tried to deliver biologic therapeutics orally have focused on passive diffusion across the IE barrier or the use of permeation enhancers to open tight junctions in order to increase permeability through paracellular spaces. In contrast, our technology actively transports the payload through the cell in a receptor and vesicular-

mediated process which is beneficial because of the higher transport efficiency and ability to apply our technology to a wide range of therapeutic modalities. All of our product candidates, including AMT-101 and AMT-126, are actively transported.

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Flexibility of therapeutic modalities: We have demonstrated our ability to deliver peptides, proteins, full-length antibodies, antibody fragments, and RNA therapeutics using our technology platform. This diversity of payloads increases the number of therapeutic opportunities where our technology can be deployed. Our current programs capitalize on the breadth of our technology which includes proteins (AMT-101, AMT-126 and hGH), peptides (GLP-1 and GLP-2), and full-length antibodies.

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Targeting local GI tissue or entering into systemic circulation: When designing our product candidates, we can target the therapeutic payload to the lamina propria of the local GI tissue. This is particularly beneficial for immunology and GI disorders because the intestinal tissue is the largest immune organ in the body, housing greater than 70% of the body’s immune cells. Our most advanced product candidates, AMT-101 and AMT-126, are designed to target the local GI tissue. Alternatively, we can design our product candidates to enter into the bloodstream for systemic exposure after crossing the IE barrier. For example, we have designed our research-stage hGH program for systemic exposure and have demonstrated in multiple preclinical models that hGH can enter systemic circulation using our technology platform. The flexibility of our technology platform allows us to target diseases localized to the GI tissue or diseases where having the product circulating systemically is critical.

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Rapid uptake in the intestinal tract: We have demonstrated in vivo that the translocation of a biologic therapeutic coupled to the AMT carrier can occur rapidly and the protein can be localized in the submucosal space within 20 minutes. All of our product candidates are rapidly absorbed by the intestinal tract within 10 to 30 minutes after exposure to the epithelial surface.

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Ease of biologic therapeutic production: Our product candidates are conveniently synthesized recombinantly using standard bacterial or mammalian manufacturing processes. This allows us to employ traditional expression and optimization strategies to produce the therapeutic protein. Alternatively, if a product candidate contains a payload with non-natural amino acids and/or chemical modifications, we can produce the AMT carrier recombinantly and chemically conjugate the modified payload to create the product candidate.

Beyond the active transport capabilities of our proprietary technology platform, we also utilize several other technologies to ensure our products are protected in the GI environment and released at the appropriate location of the intestine. We have employed enteric coating techniques using off the shelf polymers and excipients that are considered safe for use by regulatory authorities. Our product candidates can be released at various points in the intestine for optimal uptake such as at the terminal ileum, which is part of the small bowel, or along the colon. In a scintigraphy trial in human subjects, we evaluated the release profile of various formulations using capsules of our enteric-coated formulations where we used a radiolabeled tracer instead of active drug product. As shown in Figure 4, the formulated capsule remained intact until it reached the terminal ileum, where it began to dissolve and release its contents. We have developed other formulations that allow our product candidates to be released at various other regions along the GI tract.

Figure 4. Human intestinal tract scintigraphy images demonstrating GI transit and location-specific release of our proprietary formulated capsule

The outlined regions in the two images to the left (2.3 and 2.5 hours) represent the stomach, whereas the outlined regions in the two images to the right (3.5 and 5.5 hours) represent the colon. This demonstrates in the clinic our ability to target drug to a desired location along the GI tract.

Our ability to deliver biologic therapeutics with our oral technology platform provides several potential advantages over systemically administered biologics and oral products that are also GI-selective. These attributes are designed to achieve the following benefits:

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Improving Efficacy: Our oral biologic therapeutics provide significant therapeutic potential because of their high potency and ability to locally target the GI tract and access key biological pathways. In contrast to our oral technology platform, systemically administered biologics often cannot achieve the appropriate therapeutic dose levels because of dose-limiting toxicities.

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Improving Safety: GI-selective products may have safety advantages relative to systemically administered drugs because the biologic payload has minimal exposure to systemic circulation. In contrast, systemically administered drugs result in undesirably high levels of drugs in tissues which were not intended to be targeted. By minimizing off-target safety liabilities, our product candidates have the potential to be used in a more versatile manner, either as a single agent or in combination with other therapies. We believe that in light of current events caused by pandemic infection, there is a heightened need for non-systemic, locally-acting immunomodulators that are distinct from immuno-suppressive drugs.

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More Patient-Friendly: When compared to systemically administered biologics delivered by injection or infusion, we expect oral dosage forms to enhance compliance and quality of life of patients and caregivers.

Our Product Candidates: AMT-101 and AMT-126

We have leveraged our proprietary technology platform to design and develop a pipeline of oral biologic product candidates with differentiated profiles designed to address autoimmune, inflammatory, metabolic, and other diseases. AMT-101 is a GI-selective oral fusion of rhIL-10 that has completed a Phase 1b clinical trial in UC patients and is currently being evaluated in Phase 2 clinical trials in UC and related inflammatory indications. AMT-126 is a GI-selective oral fusion of rhIL-22 that is currently in a Phase 1 clinical trial for diseases arising from IE barrier function defects. We submitted a CTA for AMT-126 in December 2020 and began dosing healthy volunteers in a Phase 1a clinical trial in February 2021.

AMT-101: Our Oral GI-Selective IL-10 Fusion Protein

Our most advanced product candidate, AMT-101, is a recombinant fusion of rhIL-10 and the engineered protein translocation sequences of cholix. We have initiated and dosed patients in our LOMBARD Phase 2 clinical trial as a monotherapy for moderate to severe UC patients. In addition, since AMT-101 is a non-systemic, non-immunosuppressive immunomodulator, we believe AMT-101 could provide benefit when used in combination with existing marketed products to improve clinical response and induction of clinical remission. Therefore, we have initiated the MARKET Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with moderately to severely active UC. We have also initiated and dosed patients in the FILLMORE Phase 2 clinical trial as a monotherapy in patients with chronic pouchitis. Finally, based on the observation that AMT-101 can impact systemic markers of inflammation, we have initiated and dosed patients in the CASTRO Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with active RA who have had an inadequate response to anti-TNFa monotherapy. Oral AMT-101 is designed to act locally in the intestinal lamina propria tissue to modulate immune pathways along GI tissue and control inflammation, resulting in clinical and symptomatic improvement. We believe oral AMT-101 may have safety advantages compared to systemically administered IBD treatments, including prior clinical evaluation of rhIL-10, because AMT-101 is designed to not enter a patient’s bloodstream. Targeted localization of AMT-101 to the GI tissue lamina propria is expected to translate into clinically meaningful reductions in inflammation and disease activity. We plan to initially develop AMT-101 to treat UC and other IBD indications such as pouchitis and Crohn’s disease, as well as peripheral inflammatory indications such as RA. Figure 5 below shows the molecular structure of AMT-101.

Figure 5. Molecular Structure of AMT-101

Overview of IL-10 Biology

IL-10 is a potent immunomodulatory cytokine that is known to be the master regulator of GI mucosal tissue immune homeostasis. IL-10 regulates the activation and effector function of multiple innate and adaptive immune cells and upregulates cytokine inhibitors (e.g., soluble TNF-receptor and IL-1Ra). The binding of IL-10 to its receptor activates the IL-10/JAK1/STAT3 cascade, a key pathway in modulating inflammation, where phosphorylated STAT3 homodimers translocate to the nucleus to activate the expression of target genes to promote cellular protection, survival, and proliferation.

Preclinical and Translational Science Support for Treatment of IBD with IL-10

Support for the use of rhIL-10 in the treatment of IBD has been reinforced by the studies in IL-10 knockout mice in which the absence of IL-10 leads to spontaneous signs of intestinal inflammation as early as three weeks of age. The symptoms progress into chronic transmural inflammation of the large and small bowels that resemble Crohn’s disease, which can be alleviated with IL-10 treatment.

IL-10 has been identified in human genome wide-association studies as being associated with risk factors for IBD, further demonstrating the genetic contribution to disease pathogenesis. Moreover,

polymorphisms in the IL-10 receptor and loss-of-function mutations in IL-10 or the IL-10 receptor are associated with early onset of disease for UC and Crohn’s disease, respectively.

Clinical Support for Treatment of IBD with IL-10

rhIL-10 has been evaluated as a systemically administered agent in clinical trials in healthy volunteers and patients with IBD. Prior clinical trials with rhIL-10 in Crohn’s disease demonstrated a trend towards clinical improvement. However, systemically administered rhIL-10 treatment was associated with adverse events and loss of response at higher doses. Certain clinical trials exhibited induction of severe anemia and thrombocytopenia believed to have been caused by broad systemic exposure of rhIL-10. In addition to the observed toxicities, systemically administered rhIL-10 is thought to have resulted in intestinal IL-10 concentrations that were insufficient to down-regulate inflammation. We believe that IL-10 targeted to the local site of inflammation may offer optimal therapeutic benefit and avoid the safety issues observed in systemic administration.

Potential Benefits and Positioning of AMT-101, Our IL-10 Program

We believe AMT-101 has the potential to offer clinical benefits in GI diseases, as well as in peripheral inflammatory indications such as RA. We have initially developed AMT-101 for UC and will further explore the potential clinical benefits of AMT-101 for other GI diseases. Within UC, AMT-101 has the potential to be used in biologic naive, moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. We have initiated a broad Phase 2 program for AMT-101 including having dosed patients in a Phase 2 clinical trial as a monotherapy in moderate to severe UC patients as a combination therapy to approved anti-TNFa monoclonal antibody therapies in biologic-naïve patients with moderate to severe UC, as a monotherapy for pouchitis, and an orphan GI inflammatory disease with no approved therapies.

IL-10 is a potent immunomodulator that has shown preliminary efficacy in Crohn’s disease patients when administered systemically, though with serious adverse events caused by the systemic exposure of rhIL-10. Oral AMT-101 has the potential to unlock the full therapeutic potential of rhIL-10 therapy because it is actively transported to immunomodulatory pathways in the local GI tissue and is designed to not enter a patient’s bloodstream, so it is not expected to have the safety issues of previous systemic rhIL-10 therapies.

Due to its potentially attractive safety profile and immunomodulatory mechanism, AMT-101 has an opportunity to potentially be used as a single agent or in combination with other therapies for IBD and other inflammatory diseases. Furthermore, we have initiated a Phase 2 clinical study in patients with RA as the evidence of immunomodulatory effects observed in the peripheral circulation in our Phase 1 clinical trial in healthy volunteers and patients with active UC suggests that AMT-101 has the potential to be used beyond GI disorders in peripheral inflammatory indications.

AMT-101 is formulated to be available in a convenient, oral, once-a-day tablet.

Market Opportunity—Ulcerative Colitis

UC is a chronic inflammatory condition that causes mucosal inflammation of the colon. It affects the entire colon and is characterized by relapses and remissions. UC affects an estimated 700,000 to 900,000 people in the United States and up to 1.5 million people in Europe according to a 2014 report.

Symptoms and Diagnosis

UC is diagnosed based on clinical, laboratory, endoscopy, and histopathology findings. Symptoms are dependent upon the extent and severity of the disease and can include bloody diarrhea, rectal bleeding, urgency, fecal incontinence, and fatigue. As remission is achieved, rectal bleeding disappears, stools normalize, and signs of active inflammation are no longer observed on endoscopy. The current treatment strategy for UC depends on the severity, distribution, and pattern of disease.

Standard of Care and Unmet Medical Needs and Opportunities

Mesalamine is used for first-line treatment and maintenance of remission in mild or moderately active UC and is supplemented with oral corticosteroids for disease flares. Patients who are moderate to severe or refractory to mesalamine and oral corticosteroids may be treated with IV steroids, or biologics, including anti-TNF, anti-integrin a4ß7, anti-IL-23, or small molecule inhibitors of JAK.

Despite multiple therapeutic options, clinical management of UC remains unsatisfactory. Approximately half of UC patients will relapse in any given year and, based on current clinical trial outcomes, greater than 80% of moderate to severe patients do not remain in remission after one year of biologic therapy. As a result of the loss of biologic response, there are a considerable number of patients on anti-TNFa therapy who are considered partial responders but not yet prepared to switch to a new agent. These patients would be candidates for add-on therapy with an additional, safe agent, with the goal to return them to remission while still on anti-TNFa therapy. While there have been considerable advances in the understanding of UC, significant unmet medical needs remain and current therapies remain limited, due to inadequate clinical response/remission, loss of response, tolerability, speed of action, and lack of oral options.

Market Opportunity—Chronic Pouchitis

In patients who have had a colectomy for refractory UC disease, ileal pouch-anal anastomosis (IPAA) is a common procedure to create a pouch for patients’ stool. Patients who have an IPAA typically have four to eight bowel movements per day, but the most common complication among patients who have undergone an IPAA is pouchitis, an idiopathic chronic inflammatory condition. It is estimated that approximately 50-60% of patients who have undergone IPAA surgery for UC will develop at least one episode of pouchitis. Pouchitis leads to increased stool frequency and liquidity, cramping, urgency, fecal incontinence, and occasional rectal bleeding. It has been estimated that approximately 30,000 to 45,000 patients have pouchitis in the United States.

While the majority of patients with acute pouchitis respond well to a short course of antibiotics, some patients develop chronic and refractory disease that requires long-term non-antibiotic therapy. Currently, there are no therapies approved for pouchitis and chronic refractory patients will be treated with budesonide, anti-inflammatory drugs (mesalamine, sulfasalazine), or immunosuppressive drugs (other steroids or anti-TNFa). There is a significant unmet medical need to develop products for patients who develop severe pouchitis.

Summary of Our AMT-101 Data

AMT-101 has completed a Phase 1b clinical trial in UC patients. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue. Importantly, AMT-101 did not enter the bloodstream and no serious adverse events were observed. We believe that AMT-101 has demonstrated PoC for our technology platform by enabling the active transport and rapid absorption of an orally-administered biologic therapeutic.

Summary of Our AMT-101 Preclinical Data

AMT-101 Demonstrates In Vivo Active Transport and Localization

We examined the localization of AMT-101 in the intestine in a rat model by immunofluorescence microscopy which demonstrated that AMT-101 successfully transported across the IE barrier and localized along the GI tissue in vivo. Figure 6 shows a representative image of the cross-section of an intestinal villus. Each of the components (human IL-10 and cholix carrier) was observed separately and their co-localization in the GI tissue is evidenced in the composite image.

Figure 6. In vivo localization of AMT-101 in GI lamina propria tissue

The transport of AMT-101 (yellow label) across an IE cell was visualized by the co-localization of IL-10 (green label) and cholix-based carrier (red label). Cell nuclei were labeled in blue. AMT-101 was seen to transport efficiently and localize within the immune-rich lamina propria of the intestinal tissue. We believe the ability to locally access and target the immune cells on the other side of the IE barrier drives the immunomodulatory response to IL-10.

In Vivo Pharmacology: AMT-101 Demonstrates Efficacy in a Murine Model of UC

We have observed that oral AMT-101 treatment in an oxazolone-induced murine model of chronic UC improved colonic histopathology in vivo. As shown in Figure 7, colonic tissue architecture as observed in histological staining in oral AMT-101 treated animals at day seven resembled that of healthy, non-inflamed tissue whereas the placebo treated group did not demonstrate any benefit. Furthermore, treatment with AMT-101 also showed significant improvement in objective measures of local disease including colon weight, colon weight/length ratio, and histopathology severity score.

Figure 7. Histopathological observation of colon tissue in a non-disease and disease model of UC

Local GI-selective AMT-101 Induces Systemic Anti-Inflammatory Activity

In an oxazolone-induced murine model of chronic UC, treatment with oral AMT-101 resulted in a consistent trend of reduced levels of pro-inflammatory markers in systemic circulation as measured in the blood, as shown in Figure 8. The decrease in levels of these markers is consistent with our hypothesis that AMT-101 can induce a broad immunomodulatory response including effects that are consistent with IL-10 biology. These initial efficacy data support AMT-101’s potential to correct systemic immune dysregulation and inflammation by targeting the local immunological pathways along the GI tissue.

Figure 8. Oral GI-selective AMT-101 decreased systemic markers of inflammation and immune dysregulation

*	P < 0.05

In addition to IL-17A, IL-6, and MIP1a, oral GI-selective AMT-101 resulted in broadly and systemically decreased markers of inflammation, including: IL-1ß, IL-4, IL-13, IL-15/15R, IL-28, GCSF, LIX, and MCSF.

We also investigated AMT-101 dosing in NHP. As shown in Figure 9, we observed higher ratios of colonic tissue pSTAT3/STAT3 at all doses, demonstrating colonic STAT3 activation following AMT-101 treatment. The colonic STAT3 activation observed in our studies is an indicator of IL-10 receptor activation and demonstrates AMT-101 target engagement. In addition to activation of pSTAT3, IL-10 receptor engagement can also be measured by systemic levels of IL-1Ra, a well-established anti-inflammatory protein, as IL-10 stimulates the downstream production of IL-1Ra. As shown in Figure 10, the induction of systemic IL-1Ra in NHPs demonstrates that AMT-101 not only replicates IL-10 function in the gut but also produces a systemic immunomodulatory effect with negligible levels of AMT-101 detected in blood.

Figure 9. AMT-101 activated STAT3 in colonic tissue

Figure 10. AMT-101 induced systemic IL-1Ra

Oral AMT-101 Generates Robust Systemic Pharmacodynamic Response with Negligible Systemic Exposure

AMT-101 was administered by oral capsules, subcutaneous (SC) injection, and IV infusion in a non-disease NHP model. Despite greater than 1,000-fold lower levels of systemic IL-10 observed in blood via oral administration, systemic levels of induced IL-1Ra by oral AMT-101 were equivalent to, if not even slightly greater than, systemic levels of IL-Ra induced by SC injection and IV infusion (Figure 11). This effect demonstrates the ability of oral GI-selective AMT-101 to induce immunomodulatory effects along GI tissue that impact both local and systemic biology, but without meaningful systemic exposure. We believe oral AMT-101 will have the same, if not greater, efficacy as systemic IL-10, but will not exhibit the toxicity and safety issues posed by high levels of systemic IL-10 exposure. Furthermore, induction of IL-1Ra is indicative of the immunomodulatory potential of local IL-10 and we believe suggests a broader role for oral GI-selective AMT-101 in peripheral inflammatory and autoimmune indications.

Figure 11. Systemic pharmacokinetics (AMT-101/IL-10) and pharmacodynamics (IL-1Ra) measured in NHP blood after AMT-101 dosed via oral capsules, subcutaneous injection, or IV infusion

LLOQ: lower limit of quantification
PO: per oral

Summary of Our AMT-101 Clinical Data

AMT-101 Phase 1a/b Clinical Trials

We designed the Phase 1a portion of our Phase 1a/b clinical trial to assess the safety, tolerability, and pharmacokinetics of increasing single ascending doses (SAD) of oral AMT-101 in healthy volunteers. In the Phase 1b portion of the trial, we sought to gather early data on the safety, tolerability, pharmacokinetics, pharmacodynamics, and initial clinical response following a multiple ascending dose (MAD) of AMT-101 in adult patients with active UC over 14 days of treatment. The results of the Phase 1b clinical trial are intended to inform the design and dose selection of future PoC trials.

Other objectives of the Phase 1a/b clinical trial were to: (i) assess the incidence of anti-drug antibodies against AMT-101; (ii) evaluate potential pharmacodynamic markers of AMT-101 in plasma and tissue; and (iii) assess clinical activity of AMT-101 after two weeks of daily treatment in patients with active UC.

Phase 1a Clinical Trial Design

As shown in Figure 12, the Phase 1a clinical trial consisted of a SAD escalation in six cohorts of healthy volunteers. At each dose level, six subjects were randomized 4:2 to receive AMT-101 or a single dose of placebo. The doses tested were 1 mg, 3 mg, 10 mg, 30 mg, 60 mg, and 120 mg.

Figure 12. Phase 1a trial design of AMT-101

Preliminary Phase 1a Data Has Demonstrated the Tolerability of Oral AMT-101 Treatment

The results of the Phase 1a clinical trial demonstrated that oral AMT-101 was observed to be well tolerated by healthy volunteers. In Figure 13 below, shows that a total of three treatment-emergent adverse events (TEAEs) were observed—one in the twelve placebo patients, and two out of the total of twenty-four active AMT-101 patients. All adverse events were mild and self-limiting.

Results of the pharmacokinetic analyses from all doses (1-120 mg) confirmed that AMT-101 was GI-selective as it was not detected in the blood.

Figure 13. AMT-101 was well-tolerated in healthy volunteers with no differences in TEAEs observed between active subjects and placebo

Figure 14. Phase 1b trial design of AMT-101

Phase 1b Clinical Trial Design

As shown in Figure 14, the Phase 1b clinical trial consisted of a MAD escalation in adult patients with evidence of active UC (as assessed by stool frequency and rectal bleeding) and moderate severity in nature. A total of four cohorts were dosed with either 1 mg, 3 mg, 10 mg, or 30 mg AMT-101, randomized 3:1 to receive AMT-101 or a placebo administered once daily for fourteen days. The goal of the trial was to assess the safety of AMT-101 and any change in UC disease activity, through endoscopy, histology, biomarkers, and serum samples. Stool samples and colonic biopsies were obtained both at baseline and at day 14 of treatment to assess fecal calprotectin as well as histology based upon blinded central read of the Geboes scoring system. Fecal calprotectin is an objective and well-established marker of clinical response in UC studies and the Geboes scoring system is a standard measure of histological response which uses a 0-22-point histologic scoring system in which higher scores represent more severe disease.

Phase 1b Data Has Demonstrated that Oral AMT-101 is Well Tolerated

The results of the Phase 1b clinical trial demonstrated that oral AMT-101 was observed to be well tolerated by patients with UC. Figure 15 below, shows that a total of 23 TEAEs were observed including three in the four placebo patients, and 20 in the 12 active AMT-101 patients. The adverse events of the Phase 1b clinical trial included nasopharyngitis and adverse events associated with underlying UC symptoms such as abdominal pain, diarrhea, and nausea. All adverse events were self-limiting and mild to moderate, with no adverse events warranting early discontinuation of treatment. Importantly, unlike what was observed in previous clinical trials studying systemically delivered IL-10, no treatment emergent AEs of anemia or thrombocytopenia were observed. Systemic levels of AMT-101 were either undetectable or <1 ng/mL, thereby confirming gut-selectivity.

Figure 15: AMT-101 was well tolerated in active UC patients after 14 days of treatment with no meaningful differences in TEAEs observed among active subjects and placebo

Results of Clinical Response

Fecal calprotectin is a well-established clinical marker of disease activity in patients with UC. FCP values greater than 150 µg/g correlate with active inflammation. As can be seen in Figure 16, dosing of 1 mg and 3 mg AMT-101 led to placebo-adjusted mean reductions of FCP of 44% and 27% after 14 days of dosing in UC patients with baseline FCP>150 µg/g. Previous clinical trials with systemically delivered IL-10 showed a diminution of activity at higher doses, which is also observed at higher doses of AMT-101.

Figure 16: AMT-101 reduced FCP after 14-days of treatment in UC patients with baseline FCP >150 µg/g

CRP is a well-established biomarker of systemic inflammation. At 1 mg, 3 mg, and 30 mgs, greater reductions in CRP levels were observed in UC patients with baseline CRP greater than 5mg/L when compared to placebo. By design, AMT-101 is a GI-selective protein and was not detected in systemic circulation. However, reduction in CRP levels suggests that treating UC patients with oral GI-selective AMT-101 resulted in local intestinal as well as systemic immunomodulatory activity, the latter of which indicates the potential to treat peripheral inflammatory indications.

Figure 17: AMT-101 reduced CRP in systemic circulation after 14-days of treatment in UC patients with baseline CRP >5 mg/L

The Geboes histologic scoring system is a system that incorporates measurements of immune cell (lymphocyte and neutrophil) infiltration into the lamina propria and epithelium, crypt architecture and destruction, and the presence of histologic ulcerations and erosions. When each component is added, the total score can range from 0 (normal) to 22 (severe inflammation and tissue destruction). To assess activity of AMT-101 on the GI mucosa, colonic biopsies were obtained at baseline and then after 14 days of dosing and Geboes scores were assessed by a blinded, central read GI pathologist. Patients that had valuable Day 0 and Day 14 biopsies were assessed by the central reader.

In Figure 18, AMT-101 reduced Geboes scores in 60% (6/10) active AMT-101 patients when compared to 0% (0/2) placebo patients.

Figure 18. AMT-101 reduced Geboes score over 14 days of treatment

Figure 19 shows pre-dose and post-treatment histological images from a UC patient in our Phase 1b clinical trial dosed with 10 mg of AMT-101 in which the Geboes score improved from a score of 15 to a score of three using a 22-point scale, with higher scores indicating more severe disease activity. The pre-dose image reveals the UC patient had crypt destruction and an inflammatory infiltrate in their colon at baseline which are resolved in the post-treatment image after 14 days of treatment with AMT-101.

Figure 19. Histopathology Images of Colonic Biopsies from a UC Patient Before and After Treatment with 10 mg Daily Oral AMT-101 for 14 Days

Baseline Geboes score = 15	Post AMT-101 for 14 days Geboes score = 3

AMT-101 Phase 2 Clinical Program

We have completed the Phase 1b clinical trial for AMT-101 in UC and analyzed additional data to assess safety and inform dose selection for Phase 2 clinical trials across multiple indications. We have initiated and dosed patients in our LOMBARD Phase 2 clinical trial. In addition, since AMT-101 is a non-systemic, non-immunosuppressive immunomodulator, we believe AMT-101 could provide benefit when used in combination with existing marketed products to improve clinical response and induction of clinical remission. Therefore, we have initiated the MARKET Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with moderately to severely active UC. We have also initiated and dosed patients in the FILLMORE Phase 2 clinical trial as a monotherapy in patients with chronic pouchitis. Finally, based on the observation that AMT-101 can impact systemic markers of inflammation, we have initiated and dosed patients in the CASTRO Phase 2 clinical trial evaluating the combination of AMT-101 and anti-TNFa therapy in patients with active RA who have had an inadequate response to anti-TNFa monotherapy. We anticipate top-line data readouts for our Phase 2 clinical trials beginning in the second half of 2021 and into 2022.

Figure 20 presents the plan for Phase 2 clinical trials for AMT-101.

Figure 20. Phase 2 clinical trials for AMT-101

AMT-126: Our Oral GI-Selective IL-22 Fusion Protein

Our second product candidate, AMT-126, is a GI-selective oral fusion of rhIL-22 and our proprietary carrier molecule currently in development for diseases related to GI tissue barrier function defects driven by activation of the innate immune system. IL-22 is a cytokine that repairs functional and structural defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the intestinal tissue, thereby repairing the IE barrier and supporting mucosal healing, potentially translating into clinically meaningful improvements in a broad range of GI-focused, peripheral inflammatory and other diseases. We believe AMT-126 may have safety advantages relative to systemically administered IBD treatments, including prior clinical evaluation of rhIL-22, because AMT-101 is designed to stay in the GI tissue and not enter a patient’s bloodstream.

In preclinical development, AMT-126 demonstrated activity in animal models of intestinal inflammation, as well as induction of local tissue and systemic effects associated with the repair of IE barrier function defects. The localization of AMT-126 in GI tissue has been further demonstrated in NHP studies. As a locally targeted, GI-selective biologic therapeutic, AMT-126 has the potential to address IE barrier function defects linked to a wide array of diseases, including celiac disease, a disease with no approved medicines, UC, and a number of peripheral diseases secondary to GI dysfunction, such as psoriatic arthritis (PsA) and other spondyloarthropathies (SpA). We have initiated a Phase 1 clinical trial for AMT-126 similar to that which we conducted with AMT-101 including a Phase 1a single ascending dose in healthy volunteers followed by a Phase 1b multiple ascending dose in healthy patients with an indication associated with intestinal barrier defects.

Figure 21 shows the molecular structure of AMT-126.

Figure 21. Molecular structure of AMT-126

The Role of IL-22 Biology in IE Barrier Function Defect Correction

IL-22 is a cytokine that repairs functional and structural defects of the IE barrier and induces microbial defense by counteracting inflammasome-driven IE barrier function defects. IL-22 also functions to promote cell proliferation, block apoptosis, and support wound healing. While IL-22 can have a variety of actions on the structural and functional properties of the intestine, the most critical action related to health and disease relates to maintenance of the IE barrier. For example, in celiac disease, gliadin-induced IE barrier function defects of the small intestine appear to be correlated with a reduction of IL-22 in a NHP model. In addition, depletion of IL-22-producing CD4+ cells is correlated with active disease in UC models.

Potential Benefits of AMT-126, Our IL-22 Program

We believe AMT-126 may have a profile that will make it compelling to develop for IE barrier function defects linked to a wide array of diseases including celiac disease, UC and others. IL-22 has a mechanism of action that is directed at disturbances in the IE barrier function, which is central to these diseases. There are currently no approved therapies focused on the repair of IE barrier function.

We have designed AMT-126 to act locally on the GI tissue while avoiding entering the patient’s bloodstream, which we believe will mitigate previously reported adverse effects associated with systemic IL-22 treatments.

Due to its potentially attractive safety profile and complementary mechanism of action with those of anti-inflammatory products, we believe AMT-126 has the potential to be used as a single agent or in combination with anti-inflammatory products.

AMT-126 will be formulated to be available in a convenient, once daily, oral dosage form.

Summary of Our AMT-126 Preclinical Data

Preclinical studies with AMT-126 in murine models of diseases arising from IE barrier function defects and in healthy NHP have demonstrated encouraging pharmacological outcomes consistent with IL-22 biology and disease modification.

AMT-126 Shows Highly Comparable Bioactivity to rhIL-22 in Established Models of In Vitro Pharmacology

AMT-126 was evaluated to determine in vitro bioactivity. As shown in Figure 22, IL-22 receptor dimerization and STAT3 activation confirmed ligand-dependent activation of the IL-22 signaling pathway that was highly comparable to multiple sources of rhIL-22. Furthermore, the AMT carrier by itself demonstrated no bioactivity.

Figure 22. AMT-126 induced IL-22 receptor dimerization and STAT3 activation in vitro bioactivity assays

Oral AMT-126 Shows Efficacy in a Murine Dextran Sulphate Sodium (DSS) Induced Model of UC

In a murine DSS-induced UC model to assess the activity of oral AMT-126, oral dosing of AMT-126 reduced DSS-induced weight loss and fecal hemoccult, and improved stool consistency during the course of the trial.

Figure 23. Oral AMT-126 demonstrated efficacy in a murine model of disease (DSS)

Oral AMT-126 Shows Systemic Pharmacological Effects with Low Systemic Exposures

AMT-126 was administered by oral capsules in a non-disease NHP model and, by design, showed minimal (pg/ml) levels in the systemic circulation. Although AMT-126 is intended to stay in the GI tissue, we observed systemic induction of Reg3A and IL-1Ra (Figure 24). This effect demonstrates the ability of oral GI-selective AMT-126 to induce effects along GI tissue that impact both local and systemic biology, but without meaningful systemic exposure. We believe oral AMT-126, as a gut selective therapy, could have the same, if not greater, efficacy as systemic IL-22, but may also have an enhanced safety profile due to minimal systemic levels of IL-22. Furthermore, the systemic induction of IL-1Ra suggests a broader role for oral GI-selective AMT-126 in peripheral diseases secondary to GI dysfunction.

Figure 24. Oral AMT-126 Shows Systemic Pharmacological Effects with Low Systemic Exposures in Non-Human Primates

AMT-126 Phase 1 Clinical Programs

We submitted a CTA for AMT-126 and are conducting a Phase 1 clinical program similar to that which we conducted with AMT-101 including a Phase 1a single ascending dose in healthy volunteers, which we began dosing in February 2021, followed by a Phase 1b clinical trial in patients with a certain disease associated with intestinal barrier defects. Topline oral AMT-126 Phase 1a/b data in healthy volunteers and patients are anticipated in 2022.

Research Programs

While our most advanced product candidates focus on developing novel, oral biologic therapeutics to treat autoimmune and inflammatory indications, any disease which can be treated with a biologic therapeutic is conceivably a candidate for our technology. Our research programs are focused on expanding into indications with high unmet medical needs and sizable market potential, including other gastroenterological and metabolic diseases. We believe these programs demonstrate the applicability of our technology platform across a wide range of biological therapeutics and diseases.

Immunology and Inflammation

Currently, AMT-101 and AMT-126 are our most advanced product candidates in autoimmune and inflammatory indications; however, we have started additional programs based on several other biologic therapeutics including full length antibodies. We are also expanding our capabilities in applying our proprietary carrier technology to broad antibody engineering formats, including Fab and scFv constructs, where antagonist strategies are required.

Gastroenterology

The ability to selectively target proteins or peptide therapeutics to the intestinal tract makes gastroenterology a logical therapeutic area of interest for application of our product candidates and allows us to access biological pathways beyond immunology and inflammation. Our first research candidate is an oral GI-selective GLP-2 receptor agonist that is being designed to treat patients with SBS. Current treatment paradigms for patients with SBS include total parenteral nutrition and daily injections of GLP-2 analog peptide. There are several weekly-administered GLP-2 analog products in development, but none are focused on oral delivery. Our technology platform would allow the direct targeting of GLP-2 receptors located in the intestinal tissue with minimal systemic exposure. Our research programs may also develop product candidates with potential in other gastroenterology applications such as motility and neuro-gastroenterology.

Metabolic Diseases and Other Disorders

The intestinal tissue is a main site of action for multiple incretin peptides, such as GLP-1, gastric inhibitory peptide, and glucagon, which are core components of pathways involved in diabetes and obesity. Currently, the vast majority of these molecules are administered to patients via systemic injection. We believe that oral delivery of these molecules directly to the sites of incretin receptors expression along the GI tissue and in the hepatic portal system will allow us to improve upon standard of care by more favorably affecting metabolic pathways, including those that regulate glycemic function, minimize systemic exposures, and impact other linked pathologies, particularly if our product candidates also lower body fat levels. We are exploring diabetes, obesity, and possibly Non-alcoholic Steatohepatitis for our oral GLP-1 analog research program.

We have also conducted research on metabolic diseases caused by growth hormone deficiency. Our research program in this area is an oral hGH. The primary site of action of hGH is in the liver, where it induces production of insulin-like growth factor-1. By virtue of our platform, our hGH program is targeted to the hepatic portal system and reaches the intended organ target (liver) prior to any systemic exposure. Similar to GLP-1 and GLP-2 analogs, there are several injectable hGH products in development; however, our oral hGH may uniquely minimize systemic exposure, reach the liver target more efficiently, and improve compliance.

Manufacturing

Currently, we rely, and expect to continue to rely, on third-party current good manufacturing practice (cGMP) manufacturers for the production of our product candidates for human clinical trials. In particular, we have established non-exclusive relationships with several contract development and manufacturing organizations (CDMOs), including for the manufacturing of AMT-101 bulk drug intermediate, drug substance, manufacturing of AMT-101 capsules and tablets, and packaging and labeling of AMT-101 drug product. We have personnel with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes.

We have also spent significant resources developing our current manufacturing processes and know-how. We have activated a new facility also located in South San Francisco where we manufacture clinical drug supply. We have successfully manufactured AMT-101 and AMT-126 clinical drug supply at our internal facility. From time to time and as capacity requires, we may use contract manufacturing organizations for specific programs.

We believe that developing our own manufacturing capacity and capability is important to limit reliance on contract manufacturers, protect our trade secrets and intellectual property, and improve our manufacturing processes.

Commercialization Plan

We do not currently have any approved drugs and we do not expect to have any approved drugs in the near term. Therefore, we have no sales, marketing, or commercial product distribution capabilities and have no experience as a company in marketing drugs. When, and if any of our product candidates are approved for commercialization, we intend to develop a commercialization infrastructure for those products in the United States, Europe, Asia, and potentially in certain other key markets. We may also rely on partnerships to provide commercialization infrastructure, including sales and marketing and commercial distribution.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. We face potential competition from many different sources, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing, and commercialization of therapies aimed at treating autoimmune, inflammatory, metabolic, and other diseases. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future.

In particular, with respect to our most advanced product candidates, AMT-101 and AMT-126, we compete against companies that produce injectable biologic therapeutics such as AbbVie Inc., Eli Lilly and Co., Janssen Pharmaceuticals, Inc., Roche Holding Ltd., and Takeda Pharmaceutical Company Ltd., as well as companies that produce oral products such as Abivax SA, Arena Pharmaceuticals, Inc., Bristol-Myers Squibb Co., Galapagos NV, Gilead Sciences, Inc., Gossamer Bio, Inc., Landos Biopharma, Inc., Pfizer Inc., Protagonist Therapeutics, Inc., and Theravance Biopharma, Inc.

We are not aware of any other company or organization that has developed a FDA-approved oral biologic, other than peptides. However, we are aware of other companies developing oral biologic drug candidates using their own technology platform.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop, including if competitors develop a safer and/or more effective oral biologic technology platform. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for product candidates, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, if required, the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our strategy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates and related components, their methods of use and processes for their manufacture, our proprietary reagents and assays, and any other inventions that are commercially important to our business. We also rely on trademarks as well as trade secret protection of our confidential information and know-how relating to our proprietary technology platform, and product candidates. We believe that we have substantial know-how and trade secrets relating to our technology and product candidates.

As of January 15, 2021, our patent portfolio includes patents and patent applications related to our technology platform and our product candidates. In total, our patent portfolio includes 36 U.S. and foreign issued patents and over 50 other pending patent applications. Foreign patents are granted in the following jurisdictions: Europe (validated in Germany, France, United Kingdom, Belgium, Switzerland, Spain, Ireland, Italy, Netherlands, Sweden, and Norway), Canada, China, Israel, Australia, Japan, South Korea, Mexico, Russia, and South Africa. The technology platform filings include 29 issued patents and at least 15 pending applications. Certain platform filings are expected to expire as early as 2031. Other filings directed to platform technology are expected to expire as early as 2039.

In addition to platform filings, we have filings directed to specific product candidates. For our product candidates, we generally pursue multilayered patent protection covering the composition of matter including the sequence of the product candidates, the formulations of the product candidates, and/or the functional characteristics of the product candidates. In addition to composition of matter coverage, we also generally pursue claims directed to methods of making, and methods of use of the product candidates. Filings specific to AMT-101 and AMT-126 are expected to expire in 2039 or 2040.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory authorities of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

U.S. Biologics Regulation

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices regulation;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent IRB or ethics committee at each clinical site before the trial is commenced;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a biologics license application (BLA) after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with current good clinical practices (cGCP); and

•	FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical trial results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, to identify possible side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. We expect to conduct four Phase 2 clinical trials to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 trials may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final product. Additionally, appropriate packaging must be selected and tested. Stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

As a result of the COVID-19 public health emergency, we may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial, and any disruption of the clinical trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19-pandemic related trial disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the clinical trial. In June 2020, FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments, including new regulatory requirements and changes to existing regulations.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

Once a BLA has been submitted, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure, and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy (REMS) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat patients with a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product intended to treat patients with a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating patients with serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review and RMAT designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat patients with a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to cGMP, quality controls, record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, potential civil and criminal penalties, government investigation, and/or debarment or exclusion from participation in federal health care programs. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the practice of medicine by physicians or their choice of treatments. The FDA does, however, regulate manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The ACA includes a subtitle called the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. To date, a number of biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency and that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, which can be demonstrated through comparative analytical studies, animal studies, and a clinical trial or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient or that it can be substituted for the reference product without the intervention of a health care provider who prescribed the reference product, and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact and implementation of the BPCIA are subject to significant uncertainty.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute, the federal False Claims Act, the Sunshine Act, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and similar foreign, federal and state fraud and abuse, transparency, and health information privacy and security laws.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value, including stock options. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but they are drawn narrowly and require strict compliance in order to offer protection. Our activities, including our engagement of consultants, may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of an applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all relevant facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute, can result in a false or fraudulent claim for purposes of the federal False Claims Act.

Civil and criminal false claims laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalty laws prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent. For example, the federal False Claims Act prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free products or other illegal kickbacks to customers to induce customers to refer or use the companies’ products over competitors’ products or alternative treatments that were billed to federal healthcare programs for reimbursement for the products.

The U.S. federal Physician Payments Sunshine Act requires applicable manufacturers of covered prescription drugs, devices, biologics or medical supplies subject to FDA approval or clearance for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare & Medicaid Services (CMS) information related to certain payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) or teaching hospitals, including ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include payments and transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. In addition, HIPAA, as amended the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, impose certain requirements on HIPAA covered entities, which include certain healthcare providers, healthcare clearinghouses, and health plans, as well as individuals and entities, known as business associates, that provide services for or on behalf of the covered entities that involve individually identifiable health information, relating to the privacy, security, and transmission of individually identifiable health information.

We are also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. For example, we may be subject to state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

In the event of any actual or alleged failure to comply with any of these or other laws or regulations, we may face investigations and other proceedings by governmental authorities and claims and litigation by private parties in certain circumstances. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, or if we settle any claims or proceedings relating to any such laws or regulations, we may be subject to fines, penalties or other liabilities, including, without limitation, significant civil, criminal and administrative penalties, damages, fines, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, government investigations, consent decrees, corporate integrity agreements, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and market share, and the curtailment or restructuring of our operations.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of our product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage policy, formulary, and reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific, clinical, and/or cost-effectiveness support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In addition, the U.S. government, state legislatures, and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, a new licensure framework for follow on biologic products, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There have been executive, legislative and judicial challenges to certain aspects of the ACA since its enactment. For example, the Tax Cuts and Jobs Act of 2017 (Tax Act) was enacted, which, among other things, removed penalties for not complying with ACA’s individual mandate to carry health insurance, effective January 1, 2019. On December 14, 2018, a Texas District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case, but it is unknown when a decision will be reached. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. These reductions went into effect in April 2013 and will remain in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2021, unless additional action is taken by Congress. Congress recently introduced a bill to extend the moratorium on the 2% Medicare sequester cuts through the end of 2021. We are continuing to monitor the status of this bill.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. In 2020, under the Trump administration, the U.S. Department of Health and Human Services (HHS) and CMS issued various rules in November and December of 2020 that were expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. Further, in January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the Trump administration. The impact of such lawsuits as well as pending and future legislative, executive, and administrative actions of the Biden administration on us and the pharmaceutical industry as a whole is currently unknown. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration. Further, it is possible that additional government action is taken in response to the COVID-19 pandemic.

Employees and Human Capital Resources

As of December 31, 2020, we had 80 full-time employees, over 81% of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our corporate headquarters are currently located in South San Francisco, California, where we lease 18,748 square feet of office and laboratory space pursuant to a lease agreement that expires in August 2024.

In order to accommodate our anticipated growth and requirements in connection with our future development and commercialization efforts, we entered into a sublease agreement for 11,471 square feet for office and laboratory space in South San Francisco, California. The sublease term expires in May 2022.

In February 2021, we entered into an agreement to lease approximately 84,321 square feet of laboratory, manufacturing, warehouse and office space in South San Francisco, California. Pursuant to the lease agreement, the lease term is estimated to commence in October 2021. The initial lease term is eight years from the commencement date and includes optional two five-year extensions.

We believe that these facilities will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently, and were not during the year ended December 31, 2020, a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business and, to the best of management’s knowledge, no such litigation is currently pending or threatened. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers, Directors, and Key Employees

The following table sets forth the names, ages, and positions of our executive officers, directors, and key employees as of December 31, 2020:

Name	Age	Position
Executive Officers:
Tahir Mahmood, Ph.D.	46	Co-Founder, Chief Executive Officer, and Director
Randall Mrsny, Ph.D.	66	Co-Founder, Chief Scientific Officer, and Director
Shawn Cross	53	Chief Financial Officer
Elizabeth Bhatt	53	Chief Business and Strategy Officer
Brandon Hants(1)	44	Senior Vice President, Finance and Business Operations
Bittoo Kanwar, M.D.	45	Chief Medical Officer
Douglas Rich(2)	52	Chief Technical Officer

Non-Employee Directors:
Helen S. Kim(3)	58	Board Chair
David Lamond(4)(5)	46	Director
Aaron VanDevender, Ph.D.(3)(5)	41	Director
Graham Cooper(3)(4)	51	Director

Key Employees:
Earl Douglas(6)	58	Executive Vice President, General Counsel
Derek Maclean, Ph.D.	54	Vice President, Pharmaceutical Sciences
Chuck Olson	63	Senior Vice President, Operations
Andy Whitney, Ph.D.	59	Vice President, Head of Preclinical Development and Translational Science

(1)	Mr. Hants was promoted from Vice President, Finance and Business Operations to Senior Vice President, Finance and Business Operations on March 1, 2021.
(2)	Joined the Company on January 18, 2021.
(3)	Member of the audit committee
(4)	Member of the compensation committee
(5)	Member of the corporate governance and nominating committee
(6)	Joined the Company March 15, 2021.

Executive Officers

Tahir Mahmood, Ph.D., Co-Founder, Chief Executive Officer, and Director. Dr. Mahmood co-founded Applied Molecular Transport LLC in September 2010, which became a wholly owned subsidiary of the Company. He has served as a member of our board of directors and Chief Executive Officer since our incorporation in November 2016. From September 2011 to April 2013, Dr. Mahmood was a leader in the life sciences practice for the U.S. West Coast at Booz Allen Hamilton, a management consulting firm. Since January 2014, Dr. Mahmood has been the Co-Founder and a member of the board of directors of MiNDERA Corporation, a non-invasive skin genomics company. From June 2003 to April 2008, Dr. Mahmood also worked at Amgen Inc. where he held various roles including Principal Business Analyst. Dr. Mahmood is an inventor on a number of issued and pending U.S. patents. He holds B.A.Sc. and M.Sc. degrees from the University of Toronto and a Ph.D. in Chemical and Biomedical Engineering from a collaborative program between the University of Twente (The Netherlands) and Massachusetts Institute of Technology.

We believe Dr. Mahmood is qualified to serve on our board of directors because of the perspective and experience he provides as one of our founders and as our Chief Executive Officer, his expertise in life sciences, and strong scientific knowledge.

Randall Mrsny, Ph.D., Co-Founder, Chief Scientific Officer, and Director. Dr. Mrsny co-founded Applied Molecular Transport LLC in September 2010, which became a wholly owned subsidiary of the Company. He has served as a member of our board of directors and Chief Scientific Officer since our incorporation in November 2016. Since June 2011, Dr. Mrsny has held a Professor’s Chair of Epithelial Cell Biology at the University of Bath. Dr. Mrsny was also Head of the Drug Delivery/Biology group at Genentech, Inc. (now a member of Roche Holding Ltd.) from September 1990 to October 2001. Dr. Mrsny holds a B.S. in Biochemistry and Biophysics from the University of California, Davis, a Ph.D. in Human Anatomy and Cell Biology from the U.C. Davis School of Medicine, and was a NIH Postdoctoral Fellow in Membrane Biophysics in the Institute of Molecular Biology at the University of Oregon.

We believe Dr. Mrsny is qualified to serve on our board of directors because of the perspective and experience he provides as one of our founders, his extensive experience in pharmaceutical sciences with more than three decades of industry experience, his leadership skills gained at various biotechnology companies, as well as his strong scientific knowledge.

Shawn Cross, Chief Financial Officer. Mr. Cross has served as our Chief Financial Officer since March 2020. Prior to joining the Company, Mr. Cross was at JMP Securities LLC where he was Managing Director and Co-Head Healthcare Investment Banking and a member of the Investment Banking Management Committee from September 2018 to March 2020. Prior to JMP Securities LLC, Mr. Cross worked at GT BioPharma, Inc., a clinical stage immuno-oncology company, where he was President and Chief Operating Officer from November 2017 to February 2018 and Chairman of the board of directors and Chief Executive Officer from February 2018 to July 2018. Mr. Cross was Managing Director, Healthcare Investment Banking at Deutsche Bank Securities from November 2015 to November 2017 and Managing Director, Healthcare Investment Banking at Wells Fargo Securities from November 2010 to August 2015. Mr. Cross holds a B.S. in Kinesiology from the University of California, Los Angeles and an M.B.A. from Columbia Business School.

Elizabeth Bhatt, Chief Business and Strategy Officer. Ms. Bhatt has served as our Chief Business and Strategy Officer since September 2019. Prior to joining the Company, Ms. Bhatt was at Achaogen, Inc., a biopharmaceutical company, where she was Chief Operating Officer from July 2018 to June 2019 and Chief Business Officer from September 2017 to June 2019. Prior to Achaogen, Ms. Bhatt held various roles at Gilead Sciences, Inc., a biopharmaceutical company, from July 2006 to September 2017, including Vice President, Corporate Development from January 2016 to September 2017 and Senior Director, Corporate Development from May 2011 to December 2015. She has served on the board of directors of Locust Walk Acquisition Corp., a blank-check company, since January 2021. Ms. Bhatt holds a B.A. in Chemistry from Pomona College, an M.S. in Biomedical Sciences from the University of California, San Diego and an M.B.A. from the Kellogg School of Management at Northwestern University.

Brandon Hants, Senior Vice President, Finance and Business Operations. Mr. Hants has served as our Senior Vice President, Finance and Business Operations since March 2021, and Vice President, Finance and Business Operations since January 2019. Prior to joining the Company, Mr. Hants held various roles at Singulex, Inc., an immunodiagnostics company, including as Chief Financial Officer from July 2018 to January 2019, Vice President, Finance and Operations from July 2016 to June 2018, Senior Director, Finance from June 2014 to June 2016, and Director, Financial Planning and Analysis from June 2012 to June 2014. Mr. Hants holds a B.S. in Cell and Developmental Biology from the University of California, Santa Barbara and an M.B.A. from the University of San Francisco.

Bittoo Kanwar, M.D., Chief Medical Officer. Dr. Kanwar has served as our Chief Medical Officer since January 2020 and previously served as our Senior Vice President, Head of Clinical Development from May 2019 to January 2020. Prior to joining the Company, Dr. Kanwar held various roles at Protagonist Therapeutics, Inc., a clinical-stage biopharmaceutical company, including Vice President, Clinical Development from April 2018 to April 2019 and Senior Medical Director from May 2017 to April 2018. Dr. Kanwar also held various roles at Gilead Sciences, Inc., a biopharmaceutical company, including Associate Director and Director of Clinical

Research from October 2011 to May 2017. Prior to joining Gilead Sciences, Dr. Kanwar was an Associate Professor in the Department of Pediatrics, Division of Gastroenterology at the University of California, San Francisco. Dr. Kanwar holds a B.S. in Biology from the University of Minnesota and an M.D. from the University of Iowa.

Douglas Rich, Chief Technical Officer. Mr. Rich has served as our Chief Technical Officer since January 2021. Prior to joining the Company, Mr. Rich was at UNITY Biotechnology, Inc., a biotechnology company focused on therapeutics to extend human healthspan, where he was Senior Vice President Operations from April 2017 to January 2021. Prior to UNITY Biotechnology, Mr. Rich founded and served as President at Fastball Consulting, Inc., a biopharmaceutical consulting company, from February 2016 to April 2017. Prior to Fastball Consulting, Mr. Rich held multiple roles at KYTHERA Biopharmaceuticals, Inc., a biopharmaceutical company focused on biopharmaceuticals for the aesthetic medicine market (now a subsidiary of Allergan plc), where he was Senior Vice President, Operations from June 2015 to February 2016, Vice President, Operations from February 2015 to May 2015, and Vice President, Manufacturing from May 2014 to January 2015. Prior to KYTHERA, Mr. Rich worked at Boehringer Ingelheim International GmbH, a pharmaceutical company, from March 2011 to April 2014, including as Vice President, Quality. Prior to Boehringer Ingelheim, Mr. Rich held various roles at Amgen Inc. including Executive Director, Site Quality Head. Mr. Rich holds a B.S. in Biology from the University of Southern California and an M.B.A. from Pepperdine University.

Non-Employee Directors

Helen S. Kim, Board Chair. Ms. Kim joined our board of directors in August 2018. Since April 2019, Ms. Kim has been a Managing Director of Vida Ventures, LLC, a venture capital firm. From March 2018 to March 2019, Ms. Kim was a Partner at The Column Group, a venture capital firm. Ms. Kim was the Executive Vice President, Business Development at Kite from June 2014 to January 2018. From August 2009 to January 2012, Ms. Kim worked at NGM Biopharmaceuticals Inc., a biopharmaceutical company, serving in the role of Chief Business Officer from August 2009 to July 2012 and Strategic Advisor from July 2012 to November 2014. From 2007 to 2008, she served as the Chief Executive Officer and President of Kosan Biosciences Inc., a pharmaceutical company, prior to the sale of the company to Bristol-Myers Squibb Co. Prior to this, Ms. Kim held various executive and leadership positions at Affymax, Inc., a biopharmaceutical company, Onyx Pharmaceuticals, Inc., a biopharmaceutical company and subsidiary of Amgen Inc., Protein Design Labs, Inc., a technology company, and Chiron Corporation, a biotechnology company and a subsidiary of Novartis AG. From August 2003 to November 2007, Ms. Kim also served as Chief Program Officer for the Gordon and Betty Moore Foundation, a nonprofit organization. Ms. Kim has served as a member of the board of directors of A2 Biotherapeutics, Inc., a biopharmaceutical company, ReCode Therapeutics, Inc., a biopharmaceutical company, IconOVir Bio, Inc., a biotechnology company, Aktis Oncology, a biopharmaceutical company, Assembly Biosciences, Inc., a biotechnology company, Exicure, Inc., a biotechnology company, Sunesis Pharmaceuticals, Inc., a pharmaceutical company, and ForSight Vision4 Inc., a biotechnology company, until it was acquired by Roche Holding Ltd. Ms. Kim holds a B.S. in chemical and biomedical engineering from Northwestern University and an M.B.A. from the University of Chicago.

We believe that Ms. Kim’s significant experience as a venture investor and advisor for a broad range of healthcare companies, as well as her experience in various leadership positions in the biotechnology industry and her extensive expertise and skills in strategy, finance and management provide her with the qualifications and skills to serve on our board of directors.

Graham Cooper. Mr. Cooper joined our board of directors in February 2020. From March 2018 until April 2019, Mr. Cooper served as the Chief Operating Officer and Chief Financial Officer of Assembly Biosciences, Inc. Mr. Cooper previously served as the Chief Financial Officer of Receptos, Inc., a biopharmaceutical company (now a subsidiary of Bristol-Myers Squibb Co.), from February 2013 until its acquisition by Celgene Corporation in August 2015 and Chief Financial Officer of Geron Corporation from January 2012 to December 2012. From May 2006 until March 2011, Mr. Cooper served as Chief Financial

Officer of Orexigen Therapeutics, Inc. Prior to that, Mr. Cooper held roles of increasing responsibility at Deutsche Bank Securities, an investment bank, from August 1997 to February 2006, including Director, Health Care Investment Banking. He began his career as an accountant at Deloitte & Touche and was previously a C.P.A. Mr. Cooper currently serves on the board of directors of several public biotechnology companies: Beam Therapeutics Inc. since October 2019, Kezar Life Sciences, Inc. since October 2017, and Unity Biotechnology, Inc. since April 2017. From September 2013 to March 2016, Mr. Cooper served as a member of the board of directors of Celladon Corporation (now a subsidiary of Eiger BioPharmaceuticals, Inc.). Mr. Cooper holds a B.A. in Economics from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business.

We believe Mr. Cooper is qualified to serve on our board of directors because of his leadership experience at biotechnology companies and financial and accounting expertise.

David Lamond. Mr. Lamond joined our board of directors in September 2018. Since April 2016, Mr. Lamond has served as President of En Pointe LLC, an investment firm. From November 2011 to June 2016, he served as the President, Chief Executive Officer and Chief Investment Officer of Lamond Capital Partners LLC, a hedge fund. He has served as a member of the board of directors of Lucira Health, Inc., a diagnostics company, since February 2020, Inquis Medical, Inc., a medical device company, since February 2020, Cortexyme, Inc., a clinical-stage biopharmaceutical company, since December 2015, and EG 427, a gene therapy company, since August 2019, and previously served on the board of Arrinex, Inc., a medical device company (now a subsidiary of Stryker Corporation). Mr. Lamond holds a B.A. in History from Duke University and a J.D. from Duke Law School.

We believe Mr. Lamond is qualified to serve on our board of directors because of his extensive expertise and experience investing in the biotechnology industry as well as his important perspective on operations, finance and corporate governance matters.

Aaron VanDevender, Ph.D. Dr. VanDevender joined our board of directors in November 2016. Dr. VanDevender has served as Chief Executive Officer since December 2020 at Methid, LLC, a biotechnology company. Prior to Methid, Dr. VanDevender served as Chief Scientist and Principal from October 2012 to February 2020 and as Chief Scientific Consultant from February 2020 to August 2020 at Founders Fund, LLC, a venture capital firm. From October 2010 to March 2012, Dr. VanDevender served as a physicist at Halcyon Molecular, Inc., a company focused on DNA sequencing technology. From October 2007 to September 2010, he worked as a physicist at the National Institute of Standards and Technology. Dr. VanDevender has served on the board of directors of Emulate, Inc., which creates advanced in vitro human models, since June 2018 and on the board of directors of PsiQuantum, a quantum computer company, since September 2017. Dr. VanDevender holds a B.S. in Physics from the Massachusetts Institute of Technology and a Ph.D. in Physics from the University of Illinois, Urbana-Champaign.

We believe Dr. VanDevender is qualified to serve on our board of directors because of his strong scientific background, his experience in various technical roles within the biotechnology industry, as well as his experience operating, evaluating, investing in and overseeing biotechnology companies.

Key Employees

Earl Douglas, Executive Vice President, General Counsel. Mr. Douglas has served as our General Counsel since March 2021. Prior to joining the Company, Mr. Douglas was at Kiverdi, Inc., a biotechnology company focused on biologically producing protein for use in sustainable products, where he was Vice President and General Counsel from September 2018 to February 2021. Prior to Kiverdi, Mr. Douglas served as general counsel and corporate secretary for a number of companies, including BioMimetic Therapeutics (acquired by Wright Medical Group), a publicly-traded biotechnology life science company that developed recombinant growth factor products for use in promoting tissue regeneration and repair; Spinal Dynamics (acquired by

Medtronic), a medical device company that developed the BRYAN Cervical Disc System, an artificial spinal disk prosthesis; and OPX Biotechnologies (acquired by Cargill), a biotechnology clean tech company that developed biological processes to convert renewable feedstocks into industrial chemicals. Mr. Douglas also previously served as Counsel with Wilson Sonsini Goodrich & Rosati, and earlier in his career practiced as an associate with Weil, Gotshal & Manges. Mr. Douglas holds a B.S. in chemical engineering from the Massachusetts Institute of Technology and a J.D. from Columbia Law School.

Derek Maclean, Ph.D., Vice President, Pharmaceutical Sciences. Dr. Maclean has served as our Vice President, Pharmaceutical Sciences since September 2018. Prior to joining the Company, Dr. Maclean was Vice President, Research Chemistry at Relypsa, Inc. (now a subsidiary of Vifor Pharma Management Ltd.) from August 2015 to April 2018. Prior to Relypsa, Dr. Maclean was Director, Process Engineering at Amgen Inc. from July 2012 to August 2015. Dr. Maclean holds a B.Sc. in Chemistry from the University of Aberdeen and a Ph.D. in Chemistry from the University of Edinburgh.

Chuck Olson, Senior Vice President, Operations. Mr. Olson has served as our Senior Vice President, Operations since September 2019 and was Vice President of Biologics from September 2017 to August 2019. From April 2010 to August 2017, Mr. Olson held various roles at Anthera Pharmaceuticals Inc. including Chief Technology Officer from January 2016 to July 2017 and Vice President of Protein Sciences from April 2010 to December 2015. Mr. Olson was also a member of the board of directors of Stellar Biotechnologies, Inc. from December 2016 until its acquisition by Edesa Biotech, Inc. in June 2019. Mr. Olson holds a B.A. in Biology and Chemistry from Westmont College and an M.A. in Chemistry from the University of California, Santa Barbara.

Andy Whitney, Ph.D., Vice President, Head of Preclinical Development and Translational Science. Dr. Whitney has served as our Vice President, Head of Preclinical Development and Translational Science since December 2019. Prior to joining the Company, Dr. Whitney was Vice President, Biology in Residence at BridgeBio Pharma, Inc. where he was Vice President, Biology from September 2018 to December 2019. Prior to BridgeBio, Dr. Whitney consulted for multiple clients from March 2018 to September 2018. Dr. Whitney was Director, Biology at Gilead Sciences, Inc. from March 2012 to February 2018. Dr. Whitney holds an A.B. from Harvard College and a Ph.D. in Cell Biology from Yale University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of six (6) members. The number of directors is fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

•	the Class I directors are Randall Mrsny, Ph.D. and Aaron VanDevender, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors are Graham Cooper and Helen S. Kim, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors are David Lamond and Tahir Mahmood, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our common stock is listed on the Nasdaq Global Select Market. Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of our IPO. In addition, the rules of the Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance, and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of the Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of the Nasdaq Stock Market, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of the Nasdaq Stock Market, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the company to such director and (2) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees, and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our board of directors has determined that Helen S. Kim, David Lamond, Aaron VanDevender, Ph.D. and Graham Cooper, representing four of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently chaired by Helen S. Kim. As a general policy, our board of directors believes that separation of the positions of Chair of our board of directors and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Mahmood serves as our Chief Executive Officer while Ms. Kim serves as the Chair of our board of directors but is not an officer. We currently expect and intend the positions of Chair of our board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks, and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board of Directors has a policy of conducting executive sessions of independent directors on a periodic basis, and typically has such a session after each regularly scheduled Board meeting.

Board Committees

Our board of directors has an audit committee, a compensation committee, and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below.

Audit Committee

The members of our audit committee are Graham Cooper, Helen S. Kim and Aaron VanDevender, Ph.D. Mr. Cooper is the chair of our audit committee. Mr. Cooper is our audit committee financial expert, as that term is defined under the SEC rules implementing SOX Section 407, and possesses financial sophistication, as defined under the rules of the Nasdaq Stock Market. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee also:

•	selects and hires the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•	approves audit and non-audit services and fees of the independence registered public accounting firm;

•

reviews financial statements and discusses with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepares the audit committee report that the SEC requires to be included in our annual proxy statement;

•	reviews reports and communications from the independent registered public accounting firm;

•	reviews the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

•	reviews our policies on risk assessment and risk management;

•	reviews related party transactions; and

•

establishes and oversees procedures for the receipt, retention, and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market. A copy of the audit committee charter is available at https://ir.appliedmt.com/corporate-governance/documents-charters. During 2020, our audit committee held two meetings.

Compensation Committee

The members of our compensation committee are David Lamond and Graham Cooper. Mr. Lamond is the chair of our compensation committee. Our compensation committee oversees our compensation policies, plans, and benefits programs. The compensation committee also:

•	oversees our overall compensation philosophy and compensation policies, plans, and benefit programs;

•	reviews and approves or recommends to the board of directors for approval compensation for our executive officers and directors;

•	prepares the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administers our equity compensation plans.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market. A copy of the compensation committee charter is available at https://ir.appliedmt.com/corporate-governance/documents-charters.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee are David Lamond and Aaron VanDevender, Ph.D. Mr. Lamond is the chair of our corporate governance and nominating committee. Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee:

•	identifies, evaluates, and makes recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	evaluates the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market. A copy of the corporate governance and nominating committee charter is available at https://ir.appliedmt.com/corporate-governance/documents-charters.

Director Compensation

In May 2020, our board of directors adopted and our stockholders approved, an outside director compensation policy described below in “—Non-Employee Director Compensation Policy.”

The following table presents the total compensation each of our non-employee directors received during the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash	Option Awards	Total Compensation
Helen S. Kim	$55,000	$—	$55,000
Graham Cooper(1)	31,429	245,115	276,544
David Lamond	30,286	—	30,286
Aaron VanDevender, Ph.D.	26,571	—	26,571

(1)	Mr. Cooper joined the board of directors on February 5, 2020; his fees were prorated for the portion of 2020 in which he served as a director.
(2)

The amounts disclosed represent the aggregate grant date fair value of the award as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2020. These amounts do not correspond to the actual value that may be recognized by the directors upon vesting or exercise of the applicable awards.

Directors who are also our employees receive no additional compensation for their service as directors. Dr. Mahmood and Dr. Mrsny were our only two employee directors during fiscal 2020. See the section titled “Executive Compensation” for additional information about Dr. Mahmood and Dr. Mrsny’s compensation.

Non-Employee Director Compensation Policy

Under our director compensation policy, each non-employee director receives the cash and equity compensation for his or her services as a member of our board of directors, as described below. We also will continue to reimburse our non-employee directors for reasonable, customary and documented travel expenses to meetings of our board of directors or its committees.

The director compensation policy includes a maximum annual limit of $500,000 of cash compensation and equity awards that may be paid, issued or granted to a non-employee director in any fiscal year (increased to $750,000 in the fiscal year in which the non-employee director joins the board of directors). For purposes of these limitations, the value of an equity award is based on its grant date fair value. Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash Compensation

Non-employee directors are entitled to receive the following cash compensation for their services under the policy:

•	$35,000 per year for service as a board member;

•	$35,000 per year for service as non-executive chair of the board of directors;

•	$15,000 per year for service as chair of the audit committee;

•	$7,500 per year for service as a member of the audit committee;

•	$10,000 per year for service as chair of the compensation committee;

•	$5,000 per year for service as a member of the compensation committee;

•	$8,000 per year for service as chair of the corporate governance and nominating committee; and

•	$4,000 per year for service as a member of the corporate governance and nominating committee.

Each non-employee director who serves as a committee chair will receive only the additional annual cash fee as the chair of the committee, and not the additional annual fee as a member of the committee. All cash payments to non-employee directors are paid quarterly in arrears on a prorated basis.

Equity Compensation

Initial Options

Each person who first becomes a non-employee director after the effective date of the director compensation policy will be granted on the date on which such individual first becomes a non-employee director, an initial award of nonstatutory stock options covering 60,000 shares of our common stock (the Initial Option). The Initial Option will be scheduled to vest as to 1/36th of the shares each monthly anniversary of commencement of service as a non-employee director, subject to continuing to provide services to us through each applicable vesting date.

Annual Options

Each non-employee director automatically will receive, on the date of each annual meeting of our stockholders, an annual award of nonstatutory stock option covering 20,000 shares of our common stock (an Annual Option). Each Annual Option will vest in full on the earlier of (i) the one-year anniversary of the date of grant of such Annual Award or (ii) the business day prior to the next annual meeting of stockholders that occurs following the grant of such Annual Award, in each case, subject to continuing to provide service to us through the applicable vesting date.

The term of each option granted under the director compensation policy will be 10 years, subject to earlier termination as provided in the 2020 Plan. Each option granted under the director compensation policy will have an exercise price per share equal to 100% of the fair market value per share on the date of grant.

Change in Control

In the event of our “change in control” (as defined in the 2020 Plan), each non-employee director will fully vest in his or her outstanding company equity awards provided that the non-employee director continues to be a non-employee director through the date of our change in control.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or, persons performing similar functions. The code of business conduct and ethics is available on our website at https://www.appliedmt.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, or our directors on our website identified above. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

EXECUTIVE COMPENSATION

Our named executive officers (NEOs) for the fiscal year ended December 31, 2020, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

•	Tahir Mahmood, Ph.D., our Co-Founder and Chief Executive Officer;

•	Elizabeth Bhatt our Chief Business and Strategy Officer; and

•	Shawn Cross, our Chief Financial Officer.

Summary Compensation Table

The following table sets forth information concerning the total compensation of each of our NEOs for the fiscal years ended December 31, 2020 and 2019:

Name	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Tahir Mahmood, Ph.D.	2020	$390,932	$—	$207,000	$23,077	$621,009
Chief Executive Officer	2019	300,000	—	49,282	—	349,282
Elizabeth Bhatt	2020	371,462	1,091,281	176,960	5,721	1,645,424
Chief Business and Strategy Officer	2019	99,169	—	16,221	—	115,390
Shawn Cross	2020	311,439	1,087,728	142,060	—	1,541,227
Chief Financial Officer

(1)

This column represents the aggregate grant date fair value of the award as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(2)	Amounts represent the annual incentive bonus earned by each of the NEOs for services performed in 2020. The annual incentive bonuses were paid in 2021.
(3)	Amounts represent the cumulative accrued vacation balance paid in 2020.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our NEOs as of December 31, 2020:

	Option Awards
Name	Grant Date		Number of Shares of Stock Underlying Unexercised Options Exercisable (#)	Number of Shares of Stock Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(1)	Option Expiration Date
Tahir Mahmood, Ph.D.	—		—	—	—	—
Elizabeth Bhatt	03/06/2020	(2)	97,072	213,560	4.61	03/06/2030
Shawn Cross	03/30/2020	(2)	—	310,000	4.61	03/30/2030

(1)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our Board of Directors.
(2)

This option to purchase shares of our common stock was granted pursuant to our 2016 Plan. 1/4th of the shares subject to the option vest on the first anniversary of the vesting commencement date and 1/48th of the shares vest monthly thereafter, subject to the optionee’s continued status as a service provider through each vesting date.

Employment Arrangements with Our Named Executive Officers

Dr. Tahir Mahmood

In June 2020, we entered into a confirmatory employment letter with Dr. Tahir Mahmood, our Co-Founder and Chief Executive Officer. The confirmatory employment letter has no specific term and provides that Dr. Mahmood is an at-will employee. The employment letter supersedes all existing agreements and understandings that Dr. Mahmood may have entered into concerning his employment relationship with us. The employment letter also provides Dr. Mahmood with severance and change in control benefits pursuant to our Severance Policy described below. Dr. Mahmood’s current annual base salary is $450,000 and he is currently eligible for an annual target cash incentive payment equal to 40% of his annual base salary.

Elizabeth Bhatt

In June 2020, we entered into a confirmatory employment letter with Elizabeth Bhatt, our Chief Business and Strategy Officer. The confirmatory employment letter has no specific term and provides that Ms. Bhatt is an at-will employee. The employment letter supersedes all existing agreements and understandings that Ms. Bhatt may have entered into concerning her employment relationship with us. The employment letter also provides Ms. Bhatt with severance and change in control benefits pursuant to our Severance Policy described below. Ms. Bhatt’s current annual base salary is $395,000 and she is currently eligible for an annual target cash incentive payment equal to 40% of her annual base salary.

Shawn Cross

In June 2020, we entered into a confirmatory employment letter with Shawn Cross, our Chief Financial Officer. The confirmatory employment letter has no specific term and provides that Mr. Cross is an at-will employee. The employment letter supersedes all existing agreements and understandings that Mr. Cross may have entered into concerning his employment relationship with us. The employment letter also provides Mr. Cross with severance and change in control benefits pursuant to our Severance Policy described below. Mr. Cross’s current annual base salary is $395,000 and he is currently eligible for an annual target cash incentive payment equal to 40% of his annual base salary.

Executive Incentive Compensation Plan

Our Executive Incentive Compensation Plan allows our compensation committee to grant incentive awards, generally payable in cash, to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee.

Under our Executive Incentive Compensation Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation, goals related to (i) research and development, (ii) regulatory milestones or regulatory-related goals, (iii) gross margin, (iv) financial milestones, (v) new product or business development, (vi) operating margin, (vii) product release timelines or other product release milestones, (viii) publications, (ix) cash flow, (x) procurement, (xi) savings, (xii) internal structure, (xiii) leadership development, (xiv) project, function or portfolio-specific milestones, (xv) license or research collaboration agreements, (xvi) capital raising, (xvii) patentability and (xviii) individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

Our compensation committee administers our Executive Incentive Compensation Plan. The administrator of our Executive Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, and/or increase, reduce, or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, a participant must be employed by us through the date the actual award is paid.

The compensation committee reserves the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the compensation committee determines. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Executive Incentive Compensation Plan.

Our Board of Directors and our compensation committee have the authority to amend, alter, suspend or terminate our Executive Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

Potential Payments upon Termination or Change in Control

In November 2019, our Board of Directors approved a change in control severance policy for our current executive officers and other key employees, which was amended in May 2020 (the Severance Policy). The Severance Policy provides for severance and change in control benefits to our executive officers and other key employees (collectively, participants). Each participant has signed a participation agreement under our Severance Policy.

Under the Severance Policy, if a named executive officer’s employment is terminated outside a period beginning on a “change in control” (as defined in the Severance Policy) and ending 12 months following a change in control (the “change in control period”), either by us other than for “cause,” death or “disability” or except with respect to Mr. Hants, by the NEO due to a “constructive termination” (each, as defined within the Severance Policy), the NEO will receive:

•	a lump sum payment equal to 100% of base salary (50% in the case of Mr. Hants); and

•

payment or reimbursement of up to 12 months of premiums for COBRA continuation coverage premiums (or 6 months, in the case of Mr. Hants), or, if providing such payment would violate applicable law, a taxable payment for an equivalent amount in lieu thereof.

Under the Severance Policy, if a named executive officer’s employment is terminated outside the change in control period either by us other than for “cause,” death or “disability” or by the named executive officer due to a “constructive termination”, the named executive officer will receive the following:

•	a lump sum payment equal to 100% of base salary;

•	a lump sum payment equal to 100% of target annual bonus;

•	100% acceleration of unvested time-based equity awards; and

•

payment or reimbursement of up to 12 months of premiums for COBRA continuation coverage premiums or, if providing such payment would violate applicable law, a taxable payment for an equivalent amount in lieu thereof.

The Severance Policy provides that if any payments or benefits received by a named executive officer under the Severance Policy or otherwise would constitute “parachute payments” within the meaning of

Section 280G of the Internal Revenue Code (the Code) and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher. The Severance Policy does not require us to provide any tax gross-ups.

To receive the severance described above, the named executive officer must sign and not revoke our standard separation agreement and release of claims within the timeframe that is set forth in the Severance Policy.

Employee Benefit and Stock Plans

2020 Equity Incentive Plan

In May 2020, our board of directors adopted, and our stockholders approved, our 2020 Equity Incentive Plan (2020 Plan). The 2020 Plan became effective on the business day immediately prior to the effective date of the registration statement related to our IPO. Our 2020 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our subsidiary corporations’ employees and consultants.

Authorized shares.    As of December 31, 2020, a total of 3,369,246 shares of our common stock were available for grant pursuant to our 2020 Plan and 432,142 shares of our common stock were subject to outstanding options under such plan. In addition, the shares reserved for issuance under our 2020 Plan will also include shares of our common stock subject to or issued pursuant to awards granted under our 2015 Plan and 2016 Plan that, after the date of stockholder approval of the 2020 Plan, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to the 2020 Plan pursuant to this provision is 4,178,506 shares). The number of shares available for issuance under our 2020 Plan also includes an annual increase on the first day of each fiscal year beginning on January 1, 2021, equal to the least of:

•	3,140,062 shares;

•	five percent of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2020 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). Shares that have actually been issued under the 2020 Plan will not be returned to the 2020 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to us due to failure to vest, such shares will become available for future grant under the 2020 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2020 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2020 Plan.

Plan administration.    Our board of directors or one or more committees appointed by our board of directors administer our 2020 Plan. The compensation committee of our board of directors currently administers our 2020 Plan. In addition, if we determine it is desirable to qualify transactions under our 2020 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan and make all determinations deemed necessary or advisable for administering the 2020 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2020 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2020 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2020 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock options.    Stock options may be granted under our 2020 Plan. The exercise price of options granted under our 2020 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of options.

Stock appreciation rights.    Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock.    Restricted stock may be granted under our 2020 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2020 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units.    Restricted stock units may be granted under our 2020 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2020 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares.    Performance units and performance shares may be granted under our 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.

Outside directors.    All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2020 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2020 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $500,000 ($750,000 for the fiscal year in which an outside director joins our board of directors), with the value of each equity award based on its grant date fair value for purposes of these limits. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-transferability of awards.    Unless the administrator provides otherwise, our 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2020 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2020 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2020 Plan.

Dissolution or liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control.    Our 2020 Plan provides that in the event of a merger or change in control, as defined under our 2020 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback.    Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; termination.    The administrator has the authority to amend, alter, suspend or terminate our 2020 Plan, provided such action does not materially impair the rights of any participant. Our 2020 Plan automatically will terminate in 2030, unless we terminate it sooner.

2016 Equity Incentive Plan

Our 2016 Equity Incentive Plan (2016 Plan) allowed us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a participant) to eligible employees, directors and consultants, including employees and consultants of any of our parent or subsidiary companies. In connection with our IPO, our 2016 Plan was terminated and we no longer grant any additional awards under our 2016 Plan. However, our 2016 Plan continues to govern the terms and conditions of the outstanding awards previously granted under our 2016 Plan.

As of December 31, 2020, options to purchase 3,011,457 shares of our common stock were outstanding under our 2016 Plan and there were no stock appreciation rights, restricted stock awards or restricted stock units available for grant under our 2016 Plan.

Plan administration.    Our compensation committee has the authority, concurrent with our board of directors to administer our 2016 Plan. Different committees may administer our 2016 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2016 Plan and to control its operation, including the authority to construe and interpret the terms of our 2016 Plan and the awards granted under our 2016 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program (without stockholder approval) under which (1) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type and/or cash, (2) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or (3) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2016 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2016 Plan.

Eligibility.    Employees, directors and consultants, including employees and consultants of any of our parent or subsidiary companies, are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer or sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock options.    Stock options have been granted under our 2016 Plan. Subject to the provisions of our 2016 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, except as provided for in the 2016 Plan. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary companies will have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all plans of ours and any of our parent or subsidiary companies) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2016 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for 30 days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of awards.    Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (1) by will, (2) by the laws of descent and distribution as permitted by Rule 701 of the Securities Act.

Certain adjustments.    If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities, other distribution of shares or securities without receipt of consideration by us or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and class of shares that may be delivered under our 2016 Plan or the number, class and price of shares covered by each outstanding award in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2016 Plan. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or liquidation.    In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and change in control.    In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2016 Plan), each outstanding award will be treated as the administrator determines without participant consent, including, without limitation, that (1) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (2) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (3) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (4) (a) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (b) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (5) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

Amendment and termination.    Our board of directors may, at any time, amend, alter, suspend or terminate our 2016 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2016 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2016 Plan. No amendment, alteration, suspension or termination of our 2016 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing.

2015 Equity Incentive Plan

In 2015, prior to our conversion to a C-corporation, the board of directors of our predecessor entity adopted our 2015 Equity Incentive Plan (2015 Plan). Following the adoption of our 2016 Plan, no awards were granted under our 2015 Plan. In connection with our IPO, our 2015 Plan was terminated. Our 2015 Plan allowed us to provide stock options not intended to be qualified as incentive stock options within the meaning of Section 422 of the Code and restricted stock unit awards to our employees, directors and consultants and our subsidiary corporations’ employees and consultants.

As of December 31, 2020, options to purchase 63,000 shares of our common stock remained outstanding under our 2015 Plan. In connection with our 2016 conversion to a C-corporation, each outstanding stock option agreement under the 2015 Plan was assumed by us and converted into stock options covering shares of our common stock rather than Class B common stock of our predecessor entity. Except with respect to the shares underlying such options, no other terms were amended with respect to such stock option agreements. Our 2015 Plan continues to govern the terms and conditions of the outstanding awards previously granted under our 2015 Plan.

Plan administration.    Our compensation committee has the authority, concurrent with our board of directors, to administer our 2015 Plan. Different committees may administer our 2015 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2015 Plan and to control its operation, including the authority to construe and interpret the terms of our 2015 Plan and the awards granted under our 2015 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program (without stockholder approval) under which (1) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type and/or cash, (2) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or (3) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2015 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2015 Plan.

Eligibility.    Employees, directors and consultants, including employees and consultants of any of our parent or subsidiary companies, are eligible to receive awards.

Stock options.    Stock options have been granted under our 2015 Plan. Subject to the provisions of our 2015 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, except as provided for in the 2015 Plan.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2015 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for 30 days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of awards.    Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (1) by will, (2) by the laws of descent and distribution, (3) to a revocable trust, or (4) as permitted by Rule 701 of the Securities Act.

Certain adjustments.    If there is a stock split, reverse stock split, dividend, recapitalization, combination, reclassification, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and class of shares that may be delivered under our 2015 Plan or the number, class and price of shares covered by each outstanding award in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2015 Plan. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or liquidation.    In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and change in control.    In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2015 Plan), each outstanding award will be treated as the administrator determines without participant consent, including, without limitation, that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or a parent or subsidiary thereof). The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly in the transaction.

In the event that the successor corporation does not assume or substitute for an award, the participant will fully vest in and have the right to exercise all of his or her outstanding options, including shares as to which such awards would not otherwise be vested or exercisable. In addition, if an option is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option will be exercisable for a period of time determined by the administrator in its sole discretion, and the option will terminate upon the expiration of such period unless otherwise determined by the administrator.

Amendment and termination.    The administrator may, at any time, amend, alter, suspend or terminate our 2015 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2015 Plan. No amendment, alteration, suspension or termination of our 2015 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing.

2020 Employee Stock Purchase Plan

In May 2020, our board of directors adopted, and our stockholders approved, our 2020 Employee Stock Purchase Plan, or ESPP. Our ESPP became effective on the business day immediately prior to the effective date of the registration statement related to our IPO. The ESPP was amended and restated in November 2020. The ESPP is intended to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the 423 Component) and a component that is not intended to so qualify (the Non-423 Component).

Authorized shares.    As of December 31, 2020, a total of 314,006 shares of our common stock were available for sale under our ESPP. The number of shares of our common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with the fiscal year following the fiscal year in which the first enrollment date under the ESPP (if any) occurs, equal to the least of:

•	628,012 shares of our common stock;

•	one percent of the outstanding shares of our capital stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

Plan administration.    Our board of directors, or a committee appointed by our board of directors administers our ESPP, and has full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. Our compensation committee currently administers our ESPP. The administrator has full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the 423 Component or Non-423 Component of the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the U.S. Unless otherwise determined, employees eligible to participate in each sub-plan will participate in a separate offering or in the Non-423 Component. The administrator’s findings, decisions, and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility.    Unless otherwise determined by the administrator with respect to the Non-423 Component if required by applicable laws, all of our employees are eligible to participate in the ESPP if they are customarily employed by us, or any participating subsidiary, for more than 20 hours per week and more than five months in any calendar year.

However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering periods; purchase periods.    Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Following its November 2020 amendment and restatement, the ESPP provides for overlapping 24-month offering periods beginning on the first trading day on or after May 16 and November 16 of each year and ending on the last trading day on or before May 15 and November 15, approximately 24 months later; provided that the first offering period under the ESPP commenced on January 1, 2021 and will end on the last trading day on or before November 15, 2022, and provided further that the second offering period under the ESPP will commence on the first trading day on or after May 16, 2021. The ESPP currently provides for purchase periods approximately six months in duration commencing with the first trading day after one exercise date and ending with the next exercise date. The administrator has the power to change the duration and commencement date of offering periods under the ESPP, provided that no offering period may have a duration exceeding 27 months. If the fair market value of our common stock on the enrollment date of any new offering period is less than the fair market value on the first trading day of the offering period in which participants are currently enrolled, such participants will be withdrawn from the current offering period following their purchase of shares on the next purchase date and automatically will be enrolled in a new offering period.

Contributions.    Our ESPP permits participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation. A participant may purchase a maximum of 5,000 shares of our common stock during a purchase period.

Exercise of purchase right.    Amounts deducted and accumulated by the participant during any offering period will be used to purchase shares of our common stock at the end of each purchase period established by our board of directors. The purchase price of the shares is 85% of the lower of the fair market value of our common stock (as defined in the ESPP) on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-transferability.    A participant may not transfer rights granted under our ESPP. If the administrator permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Certain adjustments.    In the event of certain changes in our capitalization as set forth in our ESPP, to prevent diminution or enlargement of the benefits or potential benefits available under our ESPP, the administrator will adjust the number and class of shares that may be delivered under our ESPP and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our ESPP.

Dissolution or liquidation.    In the event of our proposed liquidation or dissolution, the offering period then in progress will be shortened, and a new exercise date occurring before the date of the proposed dissolution or liquidation, unless otherwise provided by the administrator. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Merger or change in control.    Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; termination.    The administrator has the authority to amend, suspend, or terminate our ESPP, subject to certain exceptions described in our ESPP. Our ESPP automatically will terminate in 2040, unless we terminate it sooner.

401(k) Plan

Our eligible employees are permitted to participate in the Insperity 401(k) Plan though our arrangement with Insperity, a professional employer organization. Participation in the 401(k) plan is offered for the benefit of our employees, including our named executive officers who remain employed with us, and who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor matching contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Rule 10b5-1 Sales Plans

Certain of our directors and executive officers have adopted written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Without the prior written consent of the representatives of the underwriters, prior to the day following the day following the 90th day after the date of this offering, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions since January 1, 2018 involving our directors, executive officers, or beneficial holders of more than 5% of our capital stock. Compensation arrangements with our directors and officers are described in “Management—Director Compensation,” “Executive Compensation,” and “Management.”

Convertible Preferred Stock Financings

Series C Convertible Preferred Stock Financing

In September 2019 and October 2019, we issued and sold an aggregate of 4,816,160 shares of our Series C convertible preferred stock at a purchase price of $8.71 per share for aggregate gross proceeds of $41.9 million.

Purchasers of our Series C convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Series C Convertible Preferred Stock	Total Purchase Price
EPQ LLC, AMTB PS	3,394,948	$29,569,997.08
Entities affiliated with Founders Fund(1)	574,052	4,999,992.92
Blue Devil Trust(2)	114,810	999,995.10

(1)

Entities affiliated with Founders Fund holding our securities whose shares are aggregated for purposes of reporting ownership information include The Founders Fund VI, LP, The Founders Fund VI Entrepreneurs Fund, LP and The Founders Fund VI Principals Fund, LP.

(2)	David Lamond, a member of our board of directors, is a trustee of Blue Devil Trust.

Series B Convertible Preferred Stock Financing

In September 2018 and October 2018, we issued and sold an aggregate of 3,992,919 shares of our Series B convertible preferred stock at a purchase price of $7.77 per share for aggregate gross proceeds of $31.0 million.

Purchasers of our Series B convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Series B Convertible Preferred Stock	Total Purchase Price
EPQ LLC, AMT PS	2,149,292	$16,699,998.84
Entities affiliated with Founders Fund(1)	257,400	$1,999,998.00
Blue Devil Trust(2)	643,500	$4,999,995.00

(1)

Entities affiliated with Founders Fund holding our securities whose shares are aggregated for purposes of reporting ownership information include The Founders Fund VI, LP, The Founders Fund VI Entrepreneurs Fund, LP and The Founders Fund VI Principals Fund, LP.

(2)	David Lamond, a member of our board of directors, is a trustee of Blue Devil Trust.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, as amended, with certain holders of our capital stock, including EPQ LLC, AMT PS, EPQ LLC, AMTB PS, The Founders Fund VI, LP, The Founders Fund VI

Principals Fund, LP, The Founders Fund V, LP, The Founders Fund V Entrepreneurs Fund, LP, The Founders Fund VI Entrepreneurs Fund, LP, The Founders Fund V Principals Fund, LP and Blue Devil Trust. Under our investors’ rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions limiting the liability of the members of our board of directors, and our amended and restated bylaws provides that we will indemnify each of our officers and the members of our board of directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also provide our board of directors with discretion to indemnify our employees and other agents when it determines to be appropriate. In addition, we have entered into or will enter into an indemnification agreement with each of our executive officers and the members of our board of directors requiring us to indemnify them. See the section titled “Executive Compensation—Limitation on Liability and Indemnification of Directors and Officers.”

Related Party Transaction Policy

Our audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee provides that our audit committee shall review and approve in advance any related party transaction.

Our board of directors has adopted a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of March 5, 2021 for the following:

•	Each stockholder known by us to beneficially own more than 5% of our common stock;

•	Each of our directors;

•	Each executive officer named in the “Executive Officers”; and

•	All directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 35,246,337 shares of our common stock outstanding as of March 5, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on 37,746,337 shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 5, 2021 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The following table does not reflect any potential purchases by our executive officers, directors, their affiliated entities or holders of more than 5% of our common stock in this offering. If any shares are purchased by these persons or entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the following table.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Applied Molecular Transport Inc., 1 Tower Place, Suite 850, South San Francisco, CA 94080.

	Beneficial Ownership Before this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% or Greater Stockholders:
Entities affiliated with EPIQ Capital Group, LLC(1)	8,264,240	23.4%	8,264,240	21.9%
Entities affiliated with Founders Fund(2)	4,438,222	12.6%	4,438,222	11.8%
Capital Research Global Investors(3)	2,802,700	8.0%	2,802,700	7.4%
Capital World Investors(4)	2,565,932	7.3%	2,565,932	6.8%
Named Executive Officers and Directors:
Tahir Mahmood, Ph.D.(5)	3,606,833	10.2%	3,606,833	9.6%
Randall Mrsny, Ph.D.(6)	3,606,833	10.2%	3,606,833	9.6%
David Lamond(7)	986,019	2.8%	986,019	2.6%
Helen S. Kim(8)	860,230	2.4%	860,230	2.3%
Elizabeth Bhatt(9)	125,583	*	125,583	*
Shawn Cross(10)	86,583	*	86,583	*
Graham Cooper(11)	75,000	*	75,000	*
Aaron VanDevender, Ph.D.(12)	12,659	*	12,659	*
All executive officers and directors as a group (eleven (11) persons)(13)	9,581,544	26.7%	9,581,544	25.0%

*	Less than one percent (1%)
(1)

Based on information taken from the Schedule 13D filed on June 18, 2020, these shares consist of (i) 2,149,292 shares held by EPQ LLC, AMT PS, (ii) 3,394,948 shares held by EPQ LLC, AMTB PS, (iii) 2,500,000 shares held by EPQ LLC, AMTC PS and (iv) 220,000 shares held by Chad Boeding (collectively, the EPIQ funds). EPIQ Capital Group, LLC is the managing member of each of the EPIQ funds and exercises investment and voting control over the shares held by each of the EPIQ funds through an investment committee. The investment committee for each of the EPIQ funds is comprised of Chad Boeding, Chris Jackson, Jennifer Forster, Boris Albul and Rick Withers, each of whom is an officer or partner of EPIQ Capital Group, LLC. Each of the members of the investment committee disclaims beneficial ownership of the shares held by the EPIQ funds except to the extent of their pecuniary interests therein, if any. The address of each of the individuals and entities listed above is One Lombard Street, Suite 200, San Francisco, CA 94111.

(2)

Based on information taken from the Schedule 13G filed on February 16, 2021, these shares consist of (i) 2,814,640 shares held by The Founders Fund V, LP, 757,139 shares held by The Founders Fund V Principals Fund, LP, 39,836 shares held by The Founders Fund V Entrepreneurs Fund, LP (collectively, the Founders Fund V Management, LLC), and (ii) 656,194 shares held by The Founders Fund VI, LP, 162,255 shares held by The Founders Fund VI Principals Fund, LP and 8,158 shares held by The Founders Fund VI Entrepreneurs Fund, LP (collectively, the Founders Fund VI Management, LLC). FFV Management exercises investment and voting control over the shares held by the Founds Fund V Management, LLC through a management committee comprised of Peter Thiel and Brian Singerman. FFVI Management exercises investment and voting control over the shares held by the Founders Fund VI Management, LLC through a management committee comprised of Peter Thiel and Brian Singerman. Each of Mr. Thiel and Mr. Singerman disclaim beneficial ownership of the shares held by the Founders Fund V Management, LLC and the Founders Fund VI Management, LLC, except to the extent of their pecuniary interest therein, if any. The address of each of the individuals and entities listed above is One Letterman Drive, Building D, Suite 500, San Francisco, CA 94129.

(3)

Based on information taken from the Schedule 13G filed on February 16, 2021, these 2,802,700 shares are held by Capital Research Global Investors (CRGI). CRGI is a division of Capital Research and Management Company (CRMC), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the investment management entities). CRGI may be deemed to be the beneficial owner of these shares and exercises sole voting and investment control over the shares. The address of this entity is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

(4)

Based on information taken from the Schedule 13G filed on February 16, 2021, these 2,565,932 shares are held by Capital World Investors (CWI). CWI is a division of CRMC, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the investment management entities). CWI may be deemed to be the beneficial owner of the shares, and exercises sole voting and investment control over the shares. The address of this entity is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

(5)

Consists of (i) 176,657 shares held directly by The Mahmood 2017 Irrevocable Trust Agreement for which Dr. Mahmood serves as trustee, (ii) 334,632 shares held by the Tahir Mahmood 2019 Annuity Trust for which Dr. Mahmood serves as trustee, (iii) 3,088,711 shares held by the Mahmood-Shamsi Living Trust Agreement dated August 31, 2017 for which the father of Dr. Mahmood serves as trustee, and (iv) 6,833 shares of common stock subject to options that are exercisable within 60 days of March 5, 2021. Dr. Mahmood shares voting and investment control with his spouse over the shares held by the Mahmood 2017 Irrevocable Trust Agreement and the Tahir Mahmood 2019 Annuity Trust. The father of Dr. Mahmood exercises voting and investment control over the shares held by the Mahmood-Shamsi Living Trust Agreement dated August 31, 2017.

(6)

Consists of (i) 270,000 shares held directly by The Randall Mrsny 2020 Annuity Trust for which Dr. Mrsny serves as trustee, (ii) 270,000 shares held directly by Ann Daugherty 2020 Annuity Trust for which Dr. Mrsny’s spouse serves as trustee, (iii) 3,060,000 shares held directly by Mrsny-Daugherty Living Trust Agreement dated July 31, 2019 for which Dr. Mrsny and his spouse serve as co-trustees and exercise voting and investment control, and (iv) 6,833 shares of common stock subject to options that are exercisable within 60 days of March 5, 2021.

(7)

Consists of 986,019 shares of common stock beneficially held by the Blue Devil Trust for which Mr. Lamond serves as trustee. Mr. Lamond shares voting and investment control over the shares held by the Blue Devil Trust with his spouse.

(8)	Consists of (i) 800,000 shares of common stock directly held by Ms. Kim and (ii) 60,230 shares of common stock subject to options that are exercisable within 60 days of March 5, 2021.
(9)	Consists of 125,583 shares of common stock subject to options that are exercisable within 60 days of March 5, 2021.
(10)	Consists of 86,583 shares of common stock subject to options that are vested and exercisable within 60 days of March 5, 2021.
(11)

Consists of 75,000 shares subject to outstanding options which are exercisable prior to vesting, of which 43,750 shares of common stock subject to options that are vested and exercisable within 60 days of March 5, 2021 and 31,250 shares which may be repurchased by us, if exercised, at the original exercise price.

(12)	Consists of 12,659 shares held directly by Mr. VanDevender.
(13)

Consists of (i) 8,998,678 shares of common stock owned by our named executive officers, current directors and other executive officers and (ii) 582,866 shares of common stock subject to options that are exercisable within 60 days of March 5, 2021.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and the amended and restated bylaws, copies of which are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering and the issuance of 2,500,000 shares of common stock in this offering, there will be 37,621,360 shares of common stock outstanding. As of December 31, 2020, we had 34 stockholders of record. As of December 31, 2020, there were 3,506,599 shares of common stock subject to outstanding options.

General

Our amended and restated certificate of incorporation authorizes preferred stock and common stock. Our authorized capital stock consists of 500,000,000 shares, $0.0001 par value per share, of which:

•	450,000,000 shares are designated as voting common stock; and

•	50,000,000 shares are designated as preferred stock.

Common Stock

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of our common stock have no preemptive rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding shares of convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription, or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. We have no present plan to issue any shares of preferred stock.

Registration Rights

We are party to that certain Amended and Restated Investors’ Rights Agreement dated September 30, 2019 (the IRA), that provides that certain holders of our common stock have certain registration rights. The registration of shares of our common stock by the exercise of registration rights would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences, or relative, participation, optional, and other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class has an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation authorizes only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the Chair of our board of directors or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations

Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the Company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be affected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above provisions, which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation provides that our bylaws may be amended, altered, or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval, except as required by the listing standards of the Nasdaq Stock Market, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Jurisdiction

Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware, is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee to the us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except, in each case, (A) any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction. Our amended and restated bylaws also provide that unless we consent in writing to the selection of an alternative forum, that the federal district courts of the United States of America shall be the exclusive forum for the resolutions of any complaint stating a claim against us, or any of our directors, employees, control persons, underwriters, or agents arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. Although our amended and restated bylaws contains the exclusive of forum provisions described above, it is possible that a court could find that such provision is inapplicable for a particular claim or action or that such provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Business Combinations with Interested Stockholders

We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Investors may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “AMTI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of December 31, 2020, 37,621,360 shares of our common stock will be outstanding, or 37,996,360 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock that were sold in our initial public offering are, and all of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	27,321,858 shares will be eligible for sale on the date of this prospectus;

•	10,299,502 shares will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 90 days after the date of this prospectus.

Lock-Up Agreements

In connection with this offering, our executive officers, directors and certain of our other stockholders that are affiliated with certain of our directors have entered into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior consent of the representatives.

See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•

one percent of the number of shares of our capital stock then outstanding, which will equal 376,213 shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144.

Registration Rights

The holders of up to 13,966,292 shares of our common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

On June 5, 2020 and March 19, 2021, we filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement are eligible for sale in the public market without restriction under the Securities Act, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax rules. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership (or other entity or arrangement) generally will depend on the status of the partner and upon the activities of the partnership (or other entity or arrangement). A partner in a partnership (or other entity or arrangement) that will hold our common stock should consult his, her, or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership (or other entity or arrangement), as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have not declared or paid cash dividends on our common stock since our date of incorporation, and we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below on effectively connected income, backup withholding and Foreign Account Tax Compliance Act (FATCA) withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under the same U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at the applicable statutory rate (currently, 24%) unless you establish an exemption, for example, by properly certifying your status as a nonresident of the United States on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Provisions of the Code commonly referred to as FATCA, and Treasury Regulations and official IRS guidance issued thereunder, generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form would eliminate this withholding tax applicable to gross proceeds of the sale or other disposition of our common stock (the preamble of which proposed regulations state that they may be relied upon by taxpayers until final regulations are issued). The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. withholding tax, including under the exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

BofA Securities, Inc., Jefferies LLC and SVB Leerink LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
SVB Leerink LLC

Total	2,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discounts and commissions, payable by us are estimated to be approximately $750,000. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $25,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 375,000 additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and certain of our stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and SVB Leerink LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “AMTI.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For example, certain of the underwriters in this offering also served as underwriters in our initial public offering in June 2020.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the the underwriters                 has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

United Kingdom

In relation to the United Kingdom (UK), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.

Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in

Section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA,

•	where no consideration is or will be given for the transfer,

•	where the transfer is by operation of law, or

•	as specified in Section 276(7) of the SFA.

In connection with Section 309B of the SFA and the Capital Markets Products (CMP) Regulations 2018, the shares are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in Monetary Authority of Singapore Notice SFA 04-N12: Notice on the Sale of Investment Products and Monetary Authority of Singapore Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment partnerships comprised of members of Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 1% of our common stock. Cooley LLP, San Francisco, California is acting as counsel for the underwriters.

EXPERTS

The financial statements of Applied Molecular Transport Inc. as of December 31, 2019 and 2020 and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements, and other information about us, are available at the SEC’s website, www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at https://www.appliedmt.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

GLOSSARY

ACA	Patient Protection and Affordable Care Act
America Invents Act	Leahy-Smith America Invents Act
anti-TNFa	anti-TNF Alpha Antibody
BLA	Biologics License Application
BPCIA	Biologics Price Competition and Innovation Act of 2009
CCPA	California Consumer Privacy Act
CDMO	Contract Development and Manufacturing Organizations
cGCP	Current Good Clinical Practice
cGMP	Current Good Manufacturing Practice
CMS	Center for Medicare & Medicaid Services
COBRA	Consolidated Omnibus Budget Reconciliation Act
CRO	Contract Research Organization
CRP	C-Reactive Protein
CTA	Clinical Trial Application
DFSA	Dubai Financial Services Authority
DGCL	Delaware General Corporation Law
DSS	Dextran Sulphate Sodium
EGC	Emerging Growth Company
EMA	European Medicines Agency
FATCA	Foreign Account Tax Compliance Act
Fab	Antigen Binding Fragment
FCPA	Foreign Corrupt Practices Act
FDA	United States Food and Drug Administration
GAAP	Generally Accepted Accounting Principles
GDPR	General Data Protection Regulation
GI	Gastrointestinal
GLP	Glucagon-like Peptide
GVHD	Graft-versus-Host Disease
hGH	Human Growth Hormone
HHS	The Department of Health and Human Services
HIPAA	Health Insurance Portability and Accountability Act of 1996
HITECH	Health Information Technology for Economic and Clinical Health Act of 2009
IBD	Inflammatory Bowel Disease
IE	Intestinal Epithelium
IL	Interleukin
IL-1RA	IL-1 Receptor Antagonist
IND	Investigational New Drug Application
IPAA	Ileal Pouch-Anal Anastomosis
IRB	Institutional Review Board
JOBS Act	Jumpstart Our Business Startups Act of 2012
MAA	Marketing Authorization Application
MAD	Multiple-Ascending Dose
NDA	New Drug Application
NHP	Non-Human Primate
PsA	Psoriatic Arthritis
RA	Rheumatoid Arthritis
rh	Recombinant Human
REMS	Risk Evaluation and Mitigation Strategy
RNA	Ribonucleic Acid

SAD	Single-Ascending Dose
SBS	Short Bowel Syndrome
SC	Subcutaneous
SEC	Securities and Exchange Commission
SFA	U.S. Securities and Future Act
SOX	Sarbanes-Oxley Act of 2002
SpA	Spondyloarthropathies
TEAEs	Treatment-Emergent Adverse Events
TNF	Tumor Necrosis Factor
UC	Ulcerative Colitis
USPTO	U.S. Patent Trademark Office
USRPHC	U.S. Real Property Holding Corporation

APPLIED MOLECULAR TRANSPORT INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Applied Molecular Transport Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Applied Molecular Transport Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

March 19, 2021

We have served as the Company’s auditor since 2019.

APPLIED MOLECULAR TRANSPORT INC.

Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,
	2019	2020

Assets:
Current assets:
Cash and cash equivalents	$12,727	$5,843
Short-term investments	19,676	124,026
Prepaid expenses	532	1,311
Deferred offering costs	366	—
Other current assets	152	321

Total current assets	33,453	131,501
Property and equipment, net	4,091	8,447
Long-term investments	249	—
Restricted cash	108	108
Other assets	632	127

Total assets	$38,533	$140,183

Liabilities, convertible preferred stock and stockholders’ equity (deficit):
Current liabilities:
Accounts payable	$2,666	$3,174
Accrued expenses	1,315	4,173
Deferred rent, current	13	83
Capital lease obligations, current	42	232

Total current liabilities	4,036	7,662
Deferred rent	526	444
Capital lease obligations	58	404

Total liabilities	4,620	8,510

Commitments and contingencies (Note 6)

Series A convertible preferred stock, $0.0001 par value, 0 shares authorized, issued and outstanding as of December 31, 2020 and 5,157,213 shares authorized, issued and outstanding as of December 31, 2019; liquidation value of $0 and $33,000 as of December 31, 2020 and 2019, respectively	32,826	—
Series B convertible preferred stock, $0.0001 par value, 0 shares authorized, issued and outstanding as of December 31, 2020 and 3,992,919 shares authorized, issued and outstanding as of December 31, 2019; liquidation value of $0 and $31,025 as of December 31, 2020 and 2019, respectively	30,921	—
Series C convertible preferred stock, $0.0001 par value, 0 shares authorized, issued and outstanding as of December 31, 2020 and 4,816,160 shares authorized, issued and outstanding as of December 31, 2019; liquidation value of $0 and $41,949 as of December 31, 2020 and 2019, respectively	41,868	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 450,000,000 and 32,000,000 shares authorized as of December 31, 2020 and 2019, respectively; 35,121,360 and 7,360,738 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1	4
Additional paid-in capital	1,078	271,000
Accumulated other comprehensive income	13	27
Accumulated deficit	(72,794)	(139,358)

Total stockholders’ equity (deficit)	(71,702)	131,673

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$38,533	$140,183

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	$24,316	$53,936
General and administrative	3,974	12,746

Total operating expenses	28,290	66,682

Loss from operations	(28,290)	(66,682)
Interest income, net	273	229
Other expense, net	(26)	(111)

Net loss	$(28,043)	$(66,564)

Net loss per share, basic and diluted	$(3.81)	$(2.91)

Weighted-average shares of common stock outstanding, basic and diluted	7,360,738	22,878,325

Comprehensive loss:
Net loss	$(28,043)	$(66,564)
Other comprehensive income (loss):
Net unrealized gains on investments	13	33
Amounts recognized for net realized gain included in net loss	—	(19)

Total comprehensive loss	$(28,030)	$(66,550)

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share amounts)

	Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
As of December 31, 2018	5,157,213	$32,826	3,992,919	$30,921	—	$—	7,360,738	$1	$610	$—	$(44,751)	$(44,140)
Issuance of Series C convertible preferred stock, net of issuance costs of $81	—	—	—	—	4,816,160	41,868	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	468	—	—	468
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	13	—	13
Net loss	—	—	—	—	—	—	—	—	—	—	(28,043)	(28,043)

As of December 31, 2019	5,157,213	32,826	3,992,919	30,921	4,816,160	41,868	7,360,738	1	1,078	13	(72,794)	(71,702)
Conversion of convertible preferred stock into common stock	(5,157,213)	(32,826)	(3,992,919)	(30,921)	(4,816,160)	(41,868)	13,966,292	1	105,614	—	—	105,615
Issuance of common stock upon initial public offering, net of underwriters’ commission and issuance costs of $16,477	—	—	—	—	—	—	12,650,000	1	160,622	—	—	160,623
Exercise of common stock options	—	—	—	—	—	—	1,144,330	1	630	—	—	631
Stock-based compensation expense	—	—	—	—	—	—	—	—	3,056	—	—	3,056
Net unrealized gains on investments	—	—	—	—	—	—	—	—	—	14	—	14
Net loss	—	—	—	—	—	—	—	—	—	—	(66,564)	(66,564)

As of December 31, 2020	—	$—	—	$—	—	$—	35,121,360	$4	$271,000	$27	$(139,358)	$131,673

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2020
Operating activities
Net loss	$(28,043)	$(66,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	468	3,056
Depreciation	706	1,842
Loss on disposal of property and equipment	—	2
Net accretion of discounts on investments	—	(116)
Changes in operating assets and liabilities:
Prepaid expenses	(316)	(779)
Other current assets	(98)	(315)
Other assets	(468)	505
Accounts payable	(363)	840
Accrued expenses	1,009	2,647
Deferred rent, current	13	70
Capital lease obligations, current	42	—
Deferred rent	25	(82)
Capital lease obligations	58	—

Net cash used in operating activities	(26,967)	(58,894)

Investing activities
Purchases of investments	(20,620)	(188,207)
Proceeds from sales and maturities of investments	639	84,236
Purchases of property and equipment	(2,153)	(5,315)

Net cash used in investing activities	(22,134)	(109,286)

Financing activities
Proceeds from issuance of common stock upon initial public offering, net of underwriters’ commission	—	164,703
Payment of issuance costs for initial public offering	—	(3,948)
Proceeds from exercise of common stock options	—	631
Principal payments on capital lease obligations	(88)	(90)
Proceeds from issuance of convertible preferred stock	41,868	—
Payment of issuance costs for convertible preferred stock	(132)	—

Net cash provided by financing activities	41,648	161,296

Net decrease in cash, cash equivalents and restricted cash	(7,453)	(6,884)
Cash, cash equivalents and restricted cash beginning of year	20,288	12,835

Cash, cash equivalents and restricted cash end of year	$12,835	$5,951

Supplemental cash flow data:
Cash paid for interest on capital lease obligations	$2	$14

Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible preferred stock into common stock	$—	$105,615

Equipment acquired through capital lease	$—	$626

Property and equipment included in accrued expenses and accounts payable	$394	$506

Issuance costs for initial public offering included in accounts payable	$234	$—

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Notes to the Financial Statements

1. Organization and Principal Activities

Business Description

Applied Molecular Transport Inc. (the Company) is a clinical-stage biopharmaceutical company leveraging its proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. The Company is building a portfolio of oral product candidates based on its technology platform including its most advanced product candidate, AMT-101, a gastrointestinal (GI)-selective oral fusion of interleukin-10 (IL-10) and our proprietary carrier molecule that has completed a Phase 1b clinical trial in patients with ulcerative colitis (UC). The Company has initiated Phase 2 clinical trials of AMT-101 in UC and related inflammatory indications. The Company’s second product candidate, AMT-126, is a GI-selective oral fusion of interleukin-22 (IL-22) and the Company’s proprietary carrier molecule currently in development for diseases related to intestinal epithelium (IE) barrier function defects driven by activation of the innate immune system. The Company’s technology platform enables it to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and ribonucleic acid (RNA) therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Since the date of incorporation in Delaware on November 21, 2016, the Company has devoted substantially all of its resources to research and development activities, including research activities such as drug discovery, preclinical studies, and clinical trials as well as development activities such as the manufacturing of clinical and research material, establishing and maintaining an intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations.

Initial Public Offering

On June 4, 2020, the Company’s registration statement on Form S-1 (File No. 333-238464) relating to its initial public offering (IPO) of common stock became effective. The IPO closed on June 9, 2020 at which time the Company issued an aggregate of 12,650,000 shares of its common stock at a price of $14.00 per share which included 1,650,000 shares of common stock issued in connection with the full exercise by the underwriters of their option to purchase additional shares of common stock. In addition, immediately prior to the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock automatically converted into 13,966,292 shares of common stock. The aggregate offering price for shares sold in the IPO was $177.1 million. After deducting underwriting discounts and commissions of $12.4 million and offering costs paid by the Company of $4.1 million, the net proceeds from the offering were approximately $160.6 million, net of offering costs of $0.2 million paid in 2019.

Liquidity and Capital Resources

Management believes that its existing cash, cash equivalents, and investments as of December 31, 2020 will be sufficient to allow the Company to fund its current operating plan through at least the next 12 months.

The Company has incurred significant losses and negative cash flows from operations since its inception. As of December 31, 2020, the Company had an accumulated deficit of $139.4 million and does not expect positive cash flows from operations in the foreseeable future. The Company expects to incur significant and increasing losses until regulatory approval is granted and successful commercialization is achieved for any of its product candidates. Regulatory approval is not guaranteed and may never be obtained.

The Company has historically financed its operations primarily through private placements of its convertible preferred stock and sale of common stock upon the completion of the IPO. The Company may seek to raise capital through debt financings, private or public equity financings, license agreements, collaborative agreements or other arrangements with other companies, or other sources of financing. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

Risks and Uncertainties

Since the COVID-19 virus was reported in December 2019 in Wuhan, China, the virus has spread extensively throughout the world, resulting in the World Health Organization characterizing COVID-19 as a pandemic. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease and to address its impact, including on financial markets or otherwise. Beginning the week of March 16th, 2020, the majority of the Company’s workforce began working from home. Disruptions caused by the COVID-19 pandemic, including the effects of the stay-at-home orders and work-from-home policies, have impacted productivity, have resulted in increased operational expenses, certain adjustments to the operations of the Company’s clinical trial, the suspension of enrollment of new patients at the Company’s clinical trial site, and delays in certain supply chain activities and collecting and analyzing data from patients in the Company’s clinical trial, and may further disrupt the business and delay the development programs and regulatory timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company’s ability to conduct business in the ordinary course. As a result, research and development expenses and general and administrative expenses may vary significantly if there is an increased impact from COVID-19 on the costs and timing associated with the conduct of the clinical trial and other related business activities. The Company is carefully monitoring the pandemic and the potential length and depth of the resulting economic impact on our financial condition and results of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and market-specific or other relevant assumptions that it believes are reasonable under the circumstances. Assets and liabilities reported in the Company’s balance sheet and expenses and income reported are affected by estimates and assumptions, which are used for, but are not limited to, determining the fair value of assets and liabilities, including research and development expenses, common stock valuation, income tax uncertainties, and measurement of stock-based compensation expense. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of the COVID-19 pandemic. Actual results could differ from such estimates or assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and investments. The Company invests in U.S. Treasury securities.

The Company maintains bank deposits in federally insured financial institutions and these deposits may exceed federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, cash equivalents, and investments to the extent recorded in the balance sheet. The Company has not experienced any losses on its deposits of cash, cash equivalents, and investments. The Company is subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, the need to obtain adequate additional funding, possible failure of current or future preclinical studies or clinical trials, its reliance on third parties to conduct its clinical trials, the need to obtain regulatory and marketing approvals for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company’s product candidates, protection of its proprietary technology, and the need to secure and maintain adequate manufacturing arrangements with third parties. If the Company does not successfully commercialize or partner any of its product candidates, it will be unable to generate product revenue or achieve profitability.

Operating Segment

The Company operates and manages its business as one reportable and operating segment, which is the business of designing and developing a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance.

Cash and Cash Equivalents

Cash and cash equivalents are held in accounts at financial institutions. Such deposits have and will continue to exceed federally insured limits in the foreseeable future. The Company considers all highly liquid investments purchased with original maturities of 90 days or less from the purchase date to be cash equivalents. Cash equivalents consist of amounts invested in money market funds exclusively composed of U.S. government obligations.

Restricted Cash

The Company has cash in a collateral account related to a letter of credit issued on behalf of the Company for the security deposit on the subleased property in South San Francisco. As of December 31, 2020, the collateralized cash in connection with the letter of credit was classified as restricted cash on the balance sheet based on the terms of the sublease agreement. The sublease term expires in May 2022 unless extended. Subsequent to December 31, 2020, the Company established a second collateral account related to a new lease it entered into. See Note 10, Subsequent Event.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statements of cash flows (in thousands):

	As of December 31,
	2019	2020
Cash and cash equivalents	$12,727	$5,843
Restricted cash	108	108

Total cash, cash equivalents and restricted cash	$12,835	$5,951

Investments

The Company’s investments have been classified and accounted for as available-for-sale securities. Fixed income securities consist of U.S. Treasury securities. The specific identification method is used to determine the cost basis of fixed income securities sold. These securities are recorded on the balance sheets at fair value. Unrealized gains and losses on these securities are included as a separate component of accumulated other comprehensive income. The cost of investment securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in other income, net. The Company classifies its investments as short or long term primarily based on the remaining contractual maturity of the securities.

Property and Equipment, Net

Property and equipment are presented at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method. Depreciation begins at the time the asset is placed in service. Maintenance and repairs are charged to expense as incurred and costs of major replacement or improvement are capitalized. The Company’s estimated useful lives of its property and equipment are as follows:

Laboratory and manufacturing equipment	5 years
Computer and office equipment	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Impairment of Long-Lived Assets

The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when the remaining book value of an asset is not recoverable. There was no impairment of long-lived assets during the years ended December 31, 2020 and 2019.

Leases

The Company may enter into lease agreements that are classified as either operating or capital leases under Accounting Standards Codification (ASC) 840, Leases. The Company records rent expense on a straight-line basis over the life of the lease from the date that it obtains the legal right to use and control the leased space. In cases where there is a free rent period or future fixed rent escalations, the Company records a deferred rent liability. Deferred rent consists of the difference between cash payments and the rent expense recognized. Building improvements are capitalized as leasehold improvements and included in property and equipment in the balance sheet. Capital lease assets are recorded separately on the balance sheet at their carrying value, net of accumulated depreciation. Depreciation on capital lease assets is recorded using the straight-line method.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include personnel costs related to research and development activities, materials costs, external clinical drug product manufacturing costs, outside services costs, repair, maintenance and depreciation costs for research and development equipment, as well as facility costs for laboratory space used for research and development activities.

Accrued Research and Development Expenses

The Company records accruals for estimated costs of research, preclinical studies, clinical trials, and manufacturing development, within accrued expenses which are significant components of research and development expenses. A substantial portion of the Company’s ongoing research and development activities is conducted by third-party service providers, contract research organizations (CROs) and contract development and manufacturing organizations (CDMOs). The Company’s contracts with the CROs and CDMOs generally include fees such as initiation fees, reservation fees, costs related to animal studies and safety tests, verification run costs, materials and reagents expenses, taxes, etc. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts. The Company accrues the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements. The Company determines the estimated costs through discussions with internal personnel and external service providers as to the progress, stage of completion or actual timeline (start-date and end-date) of the services and the agreed-upon fees to be paid for such services.

If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts accrued expenses or prepaid expenses accordingly, which impact research and development expenses. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the Company’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to the Company’s prior estimates of research and development expenses.

Stock-Based Compensation Expense

The Company maintains an equity incentive plan as a long-term incentive for employees, consultants, and directors. The plan allows for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock grants, and restricted stock units. As of December 31, 2020 and 2019, no stock appreciation rights, restricted stock grants, restricted stock units or performance-based awards were issued.

The Company accounts for stock-based compensation expense by measuring and recognizing compensation expense for all share-based payments made to employees and non-employees based on estimated grant-date fair values. The Company uses the straight-line method to allocate compensation cost to reporting periods over each recipient’s requisite service period, which is generally the vesting period. The Company recognizes actual forfeitures by reducing the stock-based compensation expense in the same period as the forfeitures occur.

The Company estimates the fair value of stock options granted to employees and non-employees using the Black-Scholes model. The Black-Scholes model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term and the risk-free rate of return.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns subject to a determinable valuation allowance.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. As of December 31, 2020 and 2019, the Company recorded a full valuation allowance on its deferred tax assets.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. It is the Company’s policy to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

The Company determined the fair value of financial assets and liabilities using the fair value hierarchy that describes three levels of inputs that may be used to measure fair value, as follows:

•	Level 1—Quoted prices in active markets for identical assets and liabilities;

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2020 and 2019, fair value measurements consisted mainly of cash equivalents and investments. The carrying amounts of these instruments approximate their fair value.

Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive income (loss) for the period. Other comprehensive income (loss) consists of unrealized gains on investments and amounts recognized for net realized gain included in net loss.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and filing fees directly related to the IPO, were capitalized and offset against proceeds from the IPO upon the completion of the offering. For the year ended December 31, 2019, $0.4 million of deferred offering costs were incurred. Upon completion of the IPO in June 2020, approximately $4.1 million of deferred offering costs were offset against the IPO proceeds classified in additional paid-in capital.

Emerging Growth Company Status

The Company is an emerging growth company (EGC) as defined in the JOBS Act and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded if and when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) (ASU 2016-02), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments in its balance sheet. The guidance also requires a lessee to recognize single lease costs, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. Additionally, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which offers a practical expedient for transitioning at the adoption date. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which extends the effective date of ASU 2016-02 for non-public business entities, including smaller reporting companies, to fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company will adopt the new guidance as of January 1, 2021. The Company has performed its assessment of the guidance and identified the population of contracts to be evaluated upon adoption. The Company believes that the most significant changes to the financial statements will relate to the recognition of right-of-use assets and offsetting lease liabilities in the balance sheet for operating leases. The impact on the balance sheet will be based on the population of operating leases at adoption and the incremental borrowing rate to be applied which is still being finalized.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The guidance contains improvements to the Codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the Disclosure Section of the Codification. The guidance also contains Codifications that are varied in nature and may affect the application of the guidance in cases in which the original guidance may have been unclear. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 15, 2020. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of ASU 2020-10 to have a material impact on its financial statements.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. This ASU also includes guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted this ASU effective January 1, 2020 on a prospective basis. The adoption did not have a material impact on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820)—Changes to the Disclosure Requirements for Fair Value Measurement, which amended Accounting Standards Codification 820, Fair Value Measurement. This standard modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The Company adopted this ASU effective January 1, 2020. The adoption did not have a material impact on the Company’s financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of current expected credit losses (CECL) is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. ASU 2016-13 also eliminates the concept of “other-than-temporary” impairment when evaluating available-for-sale debt securities and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt securities rather than an other-than-temporary impairment that reduces the cost basis of the investment. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. During the three months ended June 30, 2020, the Company elected to early adopt ASU 2016-13 effective January 1, 2020. The adoption did not have a material impact on the Company’s financial statements.

3. Fair Value Measurements

As of December 31, 2020 and 2019, the Company held $124.0 million and $19.9 million, respectively, of investment securities, comprised of U.S. Treasury securities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial instruments classified within Level 2 of the fair value hierarchy are valued based on other observable inputs. When quoted prices in active markets for identical assets or liabilities are not available, the Company relies on non-binding quotes from its investment managers, which are based on proprietary valuation models of independent pricing services. These models generally use inputs such as observable market data, quoted market prices for similar instruments, or historical pricing trends of a security relative to its peers. To validate the fair value determination provided by its investment managers, the Company reviews the pricing movement in the context of overall market trends and trading information from its investment managers. In addition, the Company assesses the inputs and methods used in determining the fair value in order to determine the classification of securities in the fair value hierarchy.

The carrying amounts of cash equivalents and marketable securities approximate their fair value based upon quoted market prices. Certain of the Company’s financial instruments are recorded at amounts that approximate their fair value, rather than at fair value on a recurring basis, due to their liquid or short-term nature, such as cash, accounts payable and accrued expenses.

The unrealized losses on short-term investments as of December 31, 2020 were insignificant. The Company does not believe that these unrealized losses are credit related but are rather a reflection of current market yields and/or current marketplace bid/ask spreads. The Company has not recognized an allowance for credit losses as of December 31, 2020.

The following tables summarize the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020 (in thousands):

		December 31, 2020
	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents
Money Market Funds Invested in U.S. government obligations(1)	Level 1	$4,844	$—	$—	$4,844
Short-term and long-term investments
U.S. Treasury securities	Level 2	123,998	28	—	124,026

Total		$128,842	$28	$—	$128,870

(1)	Included in cash and cash equivalents on the balance sheet

The following tables summarize the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 (in thousands):

		December 31, 2019
	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents
Money Market Funds Invested in U.S. government obligations(1)	Level 1	$69	$—	$—	$69
Short-term and long-term investments
U.S. Treasury securities	Level 2	19,912	13	—	19,925

Total		$19,981	$13	$—	$19,994

(1)	Included in cash and cash equivalents on the balance sheet

There were no transfers between Levels 1, 2, or 3 during the years ended December 31, 2020 and 2019, respectively.

4. Balance Sheet Components

Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	December 31,
	2019	2020
Laboratory and manufacturing equipment	$3,062	$8,022
Leasehold improvements	242	2,550
Capital leases	188	959
Computer and office equipment	202	201
Construction in progress	2,080	162

	5,774	11,894
Accumulated depreciation	(1,683)	(3,447)

Total property and equipment, net	$4,091	$8,447

Depreciation was $1.8 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively.

Capital leases consisted of laboratory and manufacturing equipment subject to capital leases. Depreciation on capital lease assets was insignificant for the years ended December 31, 2020 and 2019, respectively. Accumulated depreciation on capital lease assets was $0.1 million as of December 31, 2020 and insignificant as of December 31, 2019.

There were insignificant disposals during the year ended December 31, 2020.

Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2019	2020
Compensation expense	$694	$2,389
Research and development expense	621	1,303
Professional services	—	241
Property and equipment	—	125
Other	—	115

Total accrued expenses	$1,315	$4,173

Accrued research and development expenses were primarily related to clinical trials, preclinical studies, contract manufacturing, and materials.

5. Capital Structure

Common Stock

As of December 31, 2020 and 2019, the Company was authorized to issue 450,000,000 shares and 32,000,000 shares of $0.0001 par value common stock, respectively. Common stockholders are entitled to dividends if and when declared by the Board of Directors of the Company (Board of Directors). The holder of each share of common stock is entitled to one vote. Since the Company’s inception, no dividends have been declared or paid by the Company.

Common stock reserved for future issuance, on an as converted basis, consisted of the following:

	December 31,
	2019	2020
Stock options, issued and outstanding	2,143,368	3,506,599
Stock options, authorized for future issuance	1,435,402	3,369,246
Employee stock purchase plan, available for future grants	—	314,006
Series A convertible preferred stock	5,157,213	—
Series B convertible preferred stock	3,992,919	—
Series C convertible preferred stock	4,816,160	—

Total	17,545,062	7,189,851

Convertible Preferred Stock

Issued and outstanding convertible preferred stock and its principal terms as of December 31, 2019 were as follows (in thousands, except for share and per share amounts):

	As of December 31, 2019
Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price Per Share	Aggregate Liquidation Amount	Net Carrying Value
Series A	5,157,213	5,157,213	$6.3988	$33,000	$32,826
Series B	3,992,919	3,992,919	$7.7700	31,025	30,921
Series C	4,816,160	4,816,160	$8.7100	41,949	41,868

Total	13,966,292	13,966,292		$105,974	$105,615

Immediately prior to the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock converted into 13,966,292 shares of common stock and the related carrying value was reclassified to common stock and additional paid-in capital. There were no shares of convertible preferred stock outstanding as of December 31, 2020.

Optional Conversion

Each share of convertible preferred stock was convertible, at the option of the holder, into such number of fully paid shares of common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. As of December 31, 2019 and prior to the closing of the IPO, the initial conversion price per share of convertible preferred stock was equivalent to the original issue price and as such convert on a one-for-one basis prior to any adjustments.

The respective applicable conversion price was subject to adjustment upon any future stock splits or stock combinations, reclassifications or exchanges of similar stock, upon a reorganization, merger or consolidation of the Company, upon the issuance or sale by the Company of common stock for consideration less than the applicable conversion price.

Mandatory Conversion

Each share of Series A, Series B and Series C was automatically convertible into the number of shares of common stock determined in accordance with the conversion rate upon the earlier of (i) the closing of an IPO in which the offering price per share was not less than $13.065 (as adjusted for recapitalizations) and the aggregate gross cash proceeds were at least $50.0 million, or (ii) written request for such conversion from the holders of a majority shares of convertible preferred stock then outstanding, voting together as a single class. Mandatory conversion pursuant to the clause (ii) also required a separate approval from the holders of a majority of Series B and the holders of a majority of Series C then outstanding.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of convertible preferred stock was entitled to receive, out of the assets of the Company, prior and in preference to any distribution to the holders of the common stock, an amount equal to the original issuance prices of each series and all declared but unpaid dividends, if any.

If the assets and funds to be distributed among the holders of convertible preferred stock were insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution would have been distributed ratably among the holders of convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After the payment to the holders of convertible preferred stock of the full preferential amount specified above, any remaining assets of the Company would have been distributed pro rata among the holders of common stock.

Dividends

The holders of the outstanding shares of convertible preferred stock were entitled to receive noncumulative dividends of $0.5119 per share of Series A, $0.6216 per share of Series B, and $0.6968 per share of Series C if and when declared by the Board of Directors. Such dividends were payable in preference to any dividends for common stock declared by the Board of Directors.

No dividends were declared between date of incorporation and prior to the closing of the IPO.

Voting

Each holder of convertible preferred stock was entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible preferred stock could then be converted as of the record date.

The holders of Series A, Series B and Series C each voting as a separate series, were entitled to elect one director to the Board of Directors. Additionally, holders of common stock, voting as a separate class, had the right to elect two directors to the Board of Directors. All common and preferred stockholders, voting together as a single class on an as-converted basis, were entitled to elect the balance of the total number of directors to the Board of Directors.

6. Commitments and Contingencies

Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the years ended December 31, 2020 and 2019, and no material legal proceedings are subsequently outstanding or pending.

Indemnification

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. As permitted under Delaware law and in accordance with its bylaws, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. The Company is also party to indemnification agreements with its officers and directors. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments that the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company is not currently aware of any indemnification claims. The Company also maintains director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. Accordingly, the Company has not recorded any liabilities for these indemnification rights and agreements as of December 31, 2020 and 2019.

Operating Leases

In December 2016, the Company entered into an operating lease agreement for its principal office in South San Francisco, California. The lease term expires in August 2024. Under the lease agreement, the Company has two three-year renewal options through August 2030.

In October 2019, the Company entered into a sublease, as lessee, for office and laboratory space in South San Francisco, California. The sublease term expires in May 2022. Under the lease agreement, the Company has a five-year renewal option through May 2027.

In September 2020, the Company entered into a lease agreement for warehouse space in South San Francisco, California. The lease term expires in September 2021. Under the lease agreement, the Company has two six-month renewal options through September 2022.

In February 2021, the Company entered into a new lease agreement. See Note 10. Subsequent Event.

Rent expense was $2.0 million and $1.5 million for the years ended December 31, 2020 and 2019, respectively.

Capital Leases

During 2020, the Company commenced a new capital lease for certain laboratory equipment. The Company entered the agreement for this lease during 2019.

During 2019, the Company entered into two capital lease agreements for certain laboratory equipment.

As of December 31, 2020, the Company’s future minimum payments under noncancelable leases were as follows (in thousands):

Year Ended December 31,	Operating Lease Commitments	Capital Lease Commitments	Total
2021	$2,123	$274	$2,397
2022	1,699	254	1,953
2023	1,457	171	1,628
2024	1,000	—	1,000
Thereafter	—	—	—

Total future minimum lease payments	$6,279	$699	$6,978

COVID-19

The full extent of the impact of the COVID-19 pandemic on financial markets, economies worldwide and our business is highly uncertain. As of December 31, 2020, the Company was not aware of any contingencies and no estimates were recorded on its financial statements as a result of COVID-19.

7. Income Taxes

No provision for, or benefit from, income taxes was recorded for the years ended December 31, 2020 and 2019. The Company has established a full valuation allowance against its net deferred tax assets due to the uncertainty regarding the realization of such assets. All losses to date have been incurred domestically.

The effective income tax rate of the Company’s provision for income taxes differed from the federal statutory rate as follows:

	Year Ended December 31,
	2019	2020
Statutory income tax rate	21.0%	21.0%
Stock-based compensation expense	(0.3)	8.2
Tax credits	4.7	1.8
State income tax	9.8	1.2
Other	(0.1)	—
Valuation allowance	(35.1)	(32.2)

Total effective income tax rate	—%	—%

Significant components of deferred tax assets for federal and state income taxes were as follows (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Net operating losses	$19,214	$37,785
Tax credits	3,545	5,805
Accrued expenses	345	617
Stock-based compensation expense	52	350
Other current assets	6	6

Total deferred tax assets	23,162	44,563

Deferred tax liabilities:
Property and equipment, net	(25)	—

Total deferred tax liabilities	(25)	—

Valuation allowance	(23,137)	(44,563)

Net deferred tax assets	$—	$—

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The tax relief measures under the CARES Act for businesses include a five-year net operating loss carryback, suspension of the annual deduction limitation of 80% of taxable income from net operating losses generated in a tax year beginning after December 31, 2017, changes in the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property. None of the tax relief measures had a current material effect on the Company.

Realization of future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Due to the Company’s history of operating losses and future sources of taxable income, the Company believes that the recognition of the deferred tax assets is currently not more likely than not to be realized and, accordingly, have provided a full valuation allowance against net deferred tax assets. For the years ended December 31, 2020 and 2019, the net increase in the valuation allowance was $21.4 million and $9.9 million, respectively.

As of December 31, 2020, the Company had federal net operating loss carryforwards of $156.0 million, of which $13.3 million federal net operating losses generated before January 1, 2018 will begin to expire in 2036. Federal net operating losses of $142.7 million generated after December 31, 2017 will carryforward indefinitely. As of December 31, 2020, the Company had state net operating loss carryforwards of $69.0 million, which will begin to expire in 2036.

As of December 31, 2020, the Company had federal general business credits from research and development expenses totaling $4.9 million, as well as state research and development credits of $3.1 million. The federal credits will begin to expire in 2037, if not utilized. The state research and development tax credits can be carried forward indefinitely.

The amount of benefit from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which may cause a limitation in the amount of net operating losses and tax credits the Company can utilize include a cumulative ownership change of more than 50%, as defined by Internal Revenue Code Section 382, over a three-year testing period. The Company performed a Section 382 analysis through December 31, 2020. Although the Company has experienced an ownership change in the past, it did not result in a limitation that will materially reduce the total amount of net operating loss carryforwards and credits that can be utilized. Subsequent ownership changes may result in limitations on the Company’s ability to utilize the losses in future periods.

The Company files U.S. federal and state tax returns with varying statutes of limitations. Due to net operating loss and credit carryforwards, all of the tax years since the date of incorporation through the 2020 tax year remain subject to examination by the U.S. federal and some state authorities. The actual amount of any taxes due could vary significantly depending on the ultimate timing and nature of any settlement.

Uncertain Tax Benefits

The Company uses the “more likely than not” criterion for recognizing the income tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. It is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months as of December 31, 2020 due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities. The Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months as of December 31, 2020.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows (in thousands):

	Year Ended December 31,
	2019	2020
Gross unrecognized tax benefit as of January 1	$390	$1,012
Additions for tax positions taken in the current year	407	626
Reductions for tax positions taken in the current year	—	(139)
Additions for tax positions taken in prior years	215	—

Gross unrecognized tax benefit as of December 31	$1,012	$1,499

None of the unrecognized tax benefits at December 31, 2020 or December 31, 2019 would affect the effective tax rate due to the Company’s valuation allowance position. During the years ended December 31, 2020 and 2019, no interest or penalties were required to be recognized relating to unrecognized tax benefits. In the event the Company should need to recognize interest and penalties related to unrecognized income tax liabilities, this amount will be recorded as an accrued expense and an increase to income tax expense.

8. Equity Incentive Plan and Stock-Based Compensation Expense

2015 Equity Incentive Plan

In 2015, prior to the Company’s conversion to a C-corporation, the Board of Directors of its predecessor entity adopted its 2015 Equity Incentive Plan (the 2015 Plan). Following the adoption of its 2016 Equity Incentive Plan (the 2016 Plan), no awards were granted under its 2015 Plan. The Company’s 2015 Plan allowed it to provide stock options not intended to be qualified as incentive stock options within the meaning of Section 422 of the Code and restricted stock unit awards to its employees, directors and consultants and its subsidiary corporations’ employees and consultants.

In connection with its 2016 conversion to a C-corporation, each outstanding stock option agreement under the 2015 Plan was assumed by it and converted into stock options covering shares of its common stock rather than Class B common stock of its predecessor entity. Except with respect to the shares underlying such options, no other terms were amended with respect to such stock option agreements. The Company’s 2015 Plan was terminated in 2020; however, shares subject to awards granted under the 2015 Plan continue to be governed by the 2015 Plan.

2016 Equity Incentive Plan

The Company adopted the 2016 Plan, which provided for the granting of incentive stock options (ISO), non-statutory stock options (NSO) and restricted shares to employees, directors, and consultants. Under the 2016 Plan, the Company issued stock options to its employees and consultants.

Options under the 2016 Plan could have been granted for periods of up to 10 years and at prices no less than 100% of the estimated fair value of the underlying shares of common stock on the date of grant as determined by the Board of Directors provided that the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The 2016 Plan required that options be exercised no later than 10 years after the grant. Options granted to employees generally vest ratably on a monthly basis over four years, subject to cliff vesting restrictions.

In March 2020, the Company reserved for issuance of 1,250,000 shares of common stock pursuant to the 2016 plan. The Company’s 2016 Plan was terminated subsequent to its IPO in June 2020; however, shares subject to awards granted under the 2016 Plan continue to be governed by the 2016 Plan. During 2020, 576,670 previously authorized and unissued shares from the 2015 plan and the 2016 plan expired.

2020 Equity Incentive Plan

The Company adopted the 2020 Equity Incentive Plan (the 2020 Plan) effective on the day prior to the effectiveness of the registration statement on Form S-1 related to the IPO, which provides for the granting of ISOs, NSOs, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to employees, directors, and consultants. The Company initially reserved for issuance 3,768,075 shares of common stock pursuant to the 2020 Plan. Shares subject to awards granted under the 2015 Plan or 2016 Plan were added to the available shares in the 2020 Plan. Shares subject to awards granted under the 2015 Plan and 2016 Plan that are repurchased by, or forfeited to, the Company will also be reserved for issuance under the 2020 Plan.

Since the date of incorporation and through December 31, 2020, the Company issued stock options to its employees and consultants. In most instances, the options vest over a four-year period, subject to continuing service.

Options under the 2020 Plan may be granted for periods of up to 10 years and at prices no less than 100% of the estimated fair value of the underlying shares of common stock on the date of grant as determined by the Board of Directors provided that the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The 2020 Plan requires that options be exercised no later than 10 years after the grant. Options granted to employees generally vest ratably on a monthly basis over four years, subject to cliff vesting restrictions.

2020 Employee Stock Purchase Plan

The Company’s Board of Directors adopted and the Company’s stockholders approved, effective on the day prior to the effectiveness of the registration statement on Form S-1 related to the IPO, the 2020 Employee Stock Purchase Plan (ESPP). However, no offering period or purchase period under the ESPP will begin unless and until determined by the Company’s Board of Directors. The ESPP is intended to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the 423 Component) and a component that is not intended to qualify (the Non-423 Component). The ESPP allows eligible employees to purchase shares of the Company’s common stock at a discount through payroll deductions of up to 15% of their eligible compensation. At the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company’s common stock at the beginning of the offering period or at the end of each applicable purchase period.

Subject to adjustment in the case of certain capitalization events, 314,006 shares of the Company’s common stock were available for purchase at adoption of the ESPP. Pursuant to the ESPP, the annual share increase pursuant to the evergreen provision is determined based on the least of (i) 628,012 shares, (ii) 1% of the Company’s common stock outstanding as of December 31 of the immediately preceding year, or (iii) such number of shares as determined by the Company’s Board of Directors. As of December 31, 2020, 314,006 shares of common stock remained available for issuance under the ESPP. During the years ended December 31, 2020 and 2019, the Company recognized no stock-based compensation expense related to the ESPP.

The following summarizes stock option activity (in thousands, except share, per share and year amounts):

	Options Outstanding
	Shares Available for Grant	Total Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	1,803,912	1,774,858	$0.84		$2,815
Granted	(773,688)	773,688	2.38
Cancelled	405,178	(405,178)	1.81

Outstanding as of December 31, 2019	1,435,402	2,143,368	$1.22	7.30	$10,555

Additions	4,441,405	—	$—
Granted	(2,598,319)	2,598,319	7.82
Exercised	—	(1,144,330)	0.55
Cancelled	90,758	(90,758)	3.43

Outstanding as of December 31, 2020	3,369,246	3,506,599	$6.27	8.79	$85,975

Exercisable as of December 31, 2020	—	951,438	$3.06	8.02	$26,364

Weighted-average grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was $5.88 per share and $1.61 per share, respectively. The intrinsic value of the options exercised during the years ended December 31, 2020 and 2019 was $29.5 million and zero, respectively.

As of December 31, 2020, the total stock-based compensation expense related to options granted but not yet amortized was $13.0 million and will be recognized over a weighted-average period of approximately 2.84 years.

Fair Value Measurement

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of employee and non-employee stock options is being amortized on the straight-line basis over the requisite service period of the awards.

The fair value of the shares of common stock underlying stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including: external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; the Company’s stage of development; the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock; the prices at which the Company sold shares of its convertible preferred stock; the Company’s financial condition and operating results, including levels of available capital resources; the progress of the Company’s research and development efforts and business strategy; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of the Company’s common stock.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•

Expected volatility—Since the Company does not have enough trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty. The Company will continue to apply this process until enough historical information regarding the volatility of its own stock becomes available.

•

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

•	Expected dividend yield—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

For options granted to non-employee consultants, the fair value of these options is also remeasured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option.

The fair value of each employee stock option grant during the years ended December 31, 2020 and 2019 was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2019	2020
Risk-free interest rate	2.3%	0.6%
Expected volatility	70.0%	75.6%
Expected term (years)	6.08	6.10
Expected dividend yield	—	—

Stock-Based Compensation Expense

In May 2020, the Board of Directors approved a one-time repricing of certain stock options granted to our service providers with a per share exercise price of $6.14 under our 2016 Plan. Pursuant to such approval, in May 2020, the exercise price of 1,998,677 stock options (including any cancelled stock options) were automatically repriced to $4.61 per share, which the Board of Directors determined represented the fair value of the Company’s common stock as of the date of the repricing. As a result of the repricing, the weighted-average exercise price for options granted during the six months ended June 30, 2020 decreased from $6.48 per share to $5.18 per share.

The Company used the Black-Scholes option pricing model to estimate the fair value of the modified option grants immediately before and immediately after the modification in order to determine the increase in the fair value of $0.5 million for the modified option grants, which is recognized over the weighted-average remaining requisite service period of 3.3 years.

The following table summarizes the components of stock-based compensation expense recognized in the Company’s statement of operations and comprehensive loss during 2020 and 2019 (in thousands):

	Year Ended December 31,
	2019	2020
Research and development	$338	$1,943
General and administrative	130	1,113

Total stock-based compensation expense	$468	$3,056

9. Net Loss and Net Loss Per Share

The following table sets forth the computation of the basic and diluted net loss per share (except share and per share amounts):

	Year Ended December 31,
	2019	2020
Numerator:
Net loss	$(28,043)	$(66,564)

Denominator:
Weighted-average shares of common stock outstanding used in the calculation of basic and diluted net loss per share	7,360,738	22,878,325

Net loss per share, basic and diluted	$(3.81)	$(2.91)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all common stock equivalents outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	December 31,
	2019	2020
Total stock options outstanding	2,143,368	3,506,599
Series A convertible preferred stock	5,157,213	—
Series B convertible preferred stock	3,992,919	—
Series C convertible preferred stock	4,816,160	—

Total	16,109,660	3,506,599

10. Subsequent Event

In February 2021, the Company entered into an agreement to lease approximately 84,321 square feet of laboratory, manufacturing, warehouse and office space in South San Francisco, California.

Pursuant to the lease agreement, the lease term is estimated to commence in October 2021. The initial lease term is eight years from the commencement date and includes optional two five-year extensions. Annual lease payments during the first year are approximately $4.2 million. Annual lease payments during the second year are approximately $5.7 million with increases of approximately 3% each year. The Company has paid a security deposit of approximately $0.9 million and will classify the amount as restricted cash on the Company’s balance sheet.

2,500,000 Shares

Common Stock

P R O S P E C T U S

BofA Securities

Jefferies

SVB Leerink

            , 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee and the Financial Industry Regulatory Authority, Inc.’s (FINRA) filing fee.

Amount Paid or to Be Paid
SEC registration fee	$15,542
FINRA filing fee	21,869
Transfer agent and registrar fees	2,000
Printing and engraving expenses	75,000
Legal fees and expenses	350,000
Accounting fees and expenses	275,000
Miscellaneous expenses	10,589

Total	$750,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s By-laws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its directors and officers to provide these directors additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s Certificate of Incorporation and amended and restated By-laws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification of the registrant’s directors and officers by the underwriters against specified liabilities.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(1)	In September and October 2018, we issued an aggregate of 3,992,919 shares of our Series B convertible preferred stock at $7.77 per share, for aggregate gross proceeds of $31.0 million.

(2)	In September and October 2019, we issued an aggregate of 4,816,160 shares of our Series C convertible preferred stock at $8.71 per share, for aggregate gross proceeds of $41.9 million.

(3)

Between January 2018 and May 2020, we granted stock options to purchase an aggregate of 3,208,865 shares of common stock upon the exercise of options at exercise prices per share ranging from $1.73 to $4.61.

(4)

Between January 2018 and May 2020, we issued 226,332 shares of common stock upon the exercise of options at exercise prices per share ranging from $0.02 to $2.38, for an aggregate exercise price of approximately $62,667.

The offers, sales, and issuances of the securities described in Items 15(1), (2) and (3) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business, or other relationships, to information about the registrant.

The offers, sales, and issuances of the securities described in Items 15(4) and (5) were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the registrant’s employees, consultants, or directors and received the securities under the registrant’s 2015 and 2016 Plans. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

		INCORPORATED BY REFERENCE
NUMBER	EXHIBIT TITLE	FORM	FILE NO.	EXHIBIT	FILING DATE	FILED HEREWITH

1.1	Form of Underwriting Agreement.					X

3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-39306	3.1	June 9, 2020

3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-39306	3.2	June 9, 2020

4.1	Amended and Restated Investors’ Rights Agreement, dated September 30, 2019.	S-1	333-238464	4.1	May 18, 2020

4.2	Specimen common stock certificate of the Registrant.	S-1	333-238464	4.2	May 18, 2020

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.					X

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1	333-238464	10.1	May 18, 2020

10.2+	2015 Equity Incentive Plan and forms of agreement thereunder.	S-1	333-238464	10.2	May 18, 2020

10.3+	2016 Equity Incentive Plan and forms of agreement thereunder.	S-1	333-238464	10.3	May 18, 2020

10.4+	2020 Equity Incentive Plan and forms of agreement thereunder.	10-K	001-39306	10.4	March 19, 2021

10.5+	2020 Employee Stock Purchase Plan.	10-K	001-39306	10.5	March 19, 2021

10.6+	Executive Incentive Compensation Plan.	S-1/A	333-238464	10.6	June 1, 2020

10.7+	Outside Director Compensation Policy.	S-1/A	333-238464	10.7	June 1, 2020

10.8+	Senior Executive Change in Control and Severance Policy.	S-1/A	333-238464	10.15	June 1, 2020

10.9+	Confirmatory Employment Letter, by and between the Registrant and Tahir Mahmood.	S-1/A	333-238464	10.8	June 1, 2020

10.10+	Confirmatory Employment Letter, by and between the Registrant and Bittoo Kanwar.	S-1/A	333-238464	10.9	June 1, 2020

10.11+	Confirmatory Employment Letter, by and between the Registrant and Elizabeth Bhatt.	S-1/A	333-238464	10.10	June 1, 2020

		INCORPORATED BY REFERENCE
NUMBER	EXHIBIT TITLE	FORM	FILE NO.	EXHIBIT	FILING DATE	FILED HEREWITH

10.12+	Confirmatory Employment Letter, by and between the Registrant and Randall Mrsny.	S-1/A	333-238464	10.11	June 1, 2020

10.13+	Confirmatory Employment Letter, by and between the Registrant and Shawn Cross.	S-1/A	333-238464	10.12	June 1, 2020

10.14+	Confirmatory Employment Letter, by and between the Registrant and Brandon Hants.	S-1/A	333-238464	10.13	June 1, 2020

10.15+	Offer Letter dated November 24, 2020 by and between the Registrant and Douglas Rich.	10-K	001-39306	10.15	March 19, 2021

10.16	Lease between the Registrant and AP3-SF2 CT South, LLC, dated December 18, 2016.	S-1	333-238464	10.12	May 18, 2020

10.17	Lease between the Registrant and ARE-East Jamie Court, LLC, dated February 5, 2021.	8-K	001-39306	10.1	February 10, 2021

23.1	Consent of Independent Registered Public Accounting Firm.					X

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).					X

24.1	Power of Attorney (reference is made to the signature page thereto).

101.INS	XBRL Instance Document					X

101.SCH	XBRL Taxonomy Extension Schema Document					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

+	Indicated management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on March 29, 2021.

APPLIED MOLECULAR TRANSPORT INC.

By:	/s/ Tahir Mahmood
Tahir Mahmood, Ph.D.
Co-Founder and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tahir Mahmood, Ph.D., and Shawn Cross as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Applied Molecular Transport Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tahir Mahmood Tahir Mahmood, Ph.D.	Co-Founder, Chief Executive Officer, and Director (Principal Executive Officer)	March 29, 2021

/s/ Shawn Cross Shawn Cross	Chief Financial Officer (Principal Financial Officer)	March 29, 2021

/s/ Brandon Hants Brandon Hants	Senior Vice President, Finance and Business Operations (Principal Accounting Officer)	March 29, 2021

/s/ Helen S. Kim Helen S. Kim	Chair of the Board	March 29, 2021

/s/ Graham Cooper Graham Cooper	Director	March 29, 2021

/s/ David Lamond David Lamond	Director	March 29, 2021

/s/ Randall Mrsny Randall Mrsny, Ph.D.	Co-Founder, Chief Scientific Officer, and Director	March 29, 2021

/s/ Aaron VanDevender Aaron VanDevender, Ph.D.	Director	March 29, 2021